Filed with the Securities and Exchange Commission on November 9, 2012

Registration No. 333-______

Investment Company Act No. 811-07975

SECURITIES AND EXCHANGE COMMISSION

 WASHINGTON, D.C. 20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ____                                                                                                                                [_]

Post-Effective Amendment No. ____                                                                                                                                [_]

and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 125                                                                                                                                                          [X]

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM

VARIABLE ANNUITY ACCOUNT

 (Exact Name of Registrant)

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

 (Name of Depositor)

213 WASHINGTON STREET

NEWARK, NEW JERSEY 07102-2992

 (973) 802-7333

(Address and telephone number of depositor's principal executive offices)

SUN-JIN MOON, ESQ.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

213 WASHINGTON STREET

NEWARK, NEW JERSEY 07102-2992

 (973) 802-6000

(Name, address and telephone number of agent for service)

COPIES TO:

LYNN K. STONE

VICE PRESIDENT

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

213 WASHINGTON STREET

NEWARK, NJ 07102-2992

 (203) 402-1382

Approximate Date of Proposed Sale to the Public: As soon as practicable after effectiveness of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Interests in a separate account issued through variable annuity contracts.

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY
 A Prudential Financial Company
751 Broad Street, Newark, NJ 07102-3777

PRUDENTIAL PREMIER(R) RETIREMENT VARIABLE ANNUITY

Flexible Premium Deferred Annuity

PROSPECTUS: [TO BE FILED BY AMENDMENT]

This prospectus describes a flexible premium deferred annuity contract (“Annuity”) offered by Pruco Life Insurance Company of New Jersey (“Pruco Life of New Jersey”, “we”, “our”, or “us”). The Annuity has features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. Financial Professionals may be compensated for the sale of the Annuity. Selling broker-dealer firms through which the Annuity is sold may decline to recommend to their customers certain of the optional features and Investment Options offered generally under the Annuity or may impose restrictions (e.g., a lower maximum issue age and/or optional benefits). Please speak to your Financial Professional for further details. The guarantees provided by the optional benefits are the obligations of and subject to the claims paying ability of Pruco Life of New Jersey. Certain terms are capitalized in this prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.

THE SUB-ACCOUNTS

The Pruco Life of New Jersey Flexible Premium Variable Annuity Account is a Separate Account of Pruco Life of New Jersey, and is the investment vehicle in which your Purchase Payments invested in the Sub-accounts are held. Each Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account invests in an underlying mutual fund - see the following page for a complete list of the Sub-accounts. Currently, portfolios of Advanced Series Trust are being offered.

PLEASE READ THIS PROSPECTUS

This prospectus sets forth information about the Annuity that you ought to know before investing. Please read this prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing the Annuity as a replacement for an existing variable annuity or variable life coverage, or a fixed insurance policy, you should consider any surrender or penalty charges you may incur and any benefits you may also be forfeiting when replacing your existing coverage and that this Annuity is subject to a Contingent Deferred Sales Charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity’s Account Value and whether the Annuity’s liquidity features will satisfy that need. Please note that if you are investing in this Annuity through a tax-advantaged retirement plan (such as an Individual Retirement Account or 401(k) plan), you will get no additional tax advantage through the Annuity itself.

AVAILABLE INFORMATION

We have also filed a Statement of Additional Information dated the same date as this prospectus that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described at the end of this prospectus - see Table of Contents. The Statement of Additional Information is incorporated by reference into this prospectus. This prospectus is part of the registration statement we filed with the U.S. Securities and Exchange Commission (SEC) regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at no cost to you by contacting us. These documents, as well as documents incorporated by reference, may also be obtained through the SEC’s Internet Website (www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC. Please see the section of this prospectus entitled “How To Contact Us” for details regarding our addresses.

This annuity is NOT a deposit or obligation of, or issued, guaranteed or endorsed by, any bank, is NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money Market Sub-account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

PRUDENTIAL, PRUDENTIAL FINANCIAL, PRUDENTIAL ANNUITIES AND THE ROCK LOGO ARE SERVICEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ITS AFFILIATES. OTHER PROPRIETARY PRUDENTIAL MARKS MAY BE DESIGNATED AS SUCH THROUGH USE OF THE/ SM/ OR (R) SYMBOLS.

FOR FURTHER INFORMATION CALL: 1-888-PRU-2888 OR GO TO OUR WEBSITE AT

 http://www.prudentialannuities.com

Prospectus dated: Statement of Additional [TO BE FILED BY AMENDMENT] Information dated: [TO BE FILED BY AMENDMENT]

PLEASE SEE OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE STATEMENTS ATTACHED

TO THE BACK COVER OF THIS PROSPECTUS.

VARIABLE INVESTMENT OPTIONS

Advanced Series Trust

AST Academic Strategies Asset Allocation Portfolio

AST Advanced Strategies Portfolio

AST Balanced Asset Allocation Portfolio

AST BlackRock Global Strategies Portfolio

AST BlackRock Value Portfolio

AST Capital Growth Asset Allocation Portfolio

AST CLS Moderate Asset Allocation Portfolio

AST Cohen & Steers Realty Portfolio

AST Federated Aggressive Growth Portfolio

AST FI Pyramis(R) Asset Allocation Portfolio

AST First Trust Balanced Target Portfolio

AST First Trust Capital Appreciation Target Portfolio

AST Franklin Templeton Founding Funds Allocation Portfolio

AST Global Real Estate Portfolio/

AST Goldman Sachs Concentrated Growth Portfolio

AST Goldman Sachs Large-Cap Value Portfolio

AST Goldman Sachs Mid-Cap Growth Portfolio

AST Goldman Sachs Small-Cap Value Portfolio

AST High Yield Portfolio

AST Horizon Moderate Asset Allocation Portfolio

AST International Growth Portfolio

AST International Value Portfolio

AST Investment Grade Bond Portfolio (2)

AST Jennison Large-Cap Growth Portfolio

AST Jennison Large-Cap Value Portfolio

AST J.P. Morgan Global Thematic Portfolio

AST J.P. Morgan International Equity Portfolio

AST JPMorgan Strategic Opportunities Portfolio

AST Large-Cap Value Portfolio

AST Lord Abbett Core-Fixed Income Portfolio

AST Marsico Capital Growth Portfolio

AST MFS Global Equity Portfolio

AST MFS Growth Portfolio

AST MFS Large-Cap Value Portfolio

AST Mid-Cap Value Portfolio

AST Money Market Portfolio

AST Neuberger Berman Core Bond Portfolio

AST Neuberger Berman Mid-Cap Growth Portfolio

AST Neuberger Berman/LSV Mid-Cap Value Portfolio

AST New Discovery Asset Allocation Portfolio

AST Parametric Emerging Markets Equity Portfolio

AST PIMCO Limited Maturity Bond Portfolio

AST PIMCO Total Return Bond Portfolio

AST Preservation Asset Allocation Portfolio

AST Prudential Core Bond Portfolio

AST QMA US Equity Alpha Portfolio

AST Schroders Global Tactical Portfolio

AST Schroders Multi-Asset World Strategies Portfolio

AST Small-Cap Growth Portfolio

AST Small-Cap Value Portfolio

AST T. Rowe Price Asset Allocation Portfolio

AST T. Rowe Price Equity Income Portfolio

AST T. Rowe Price Global Bond Portfolio

AST T. Rowe Price Large-Cap Growth Portfolio

AST T. Rowe Price Natural Resources Portfolio

AST Wellington Management Hedged Equity Portfolio

AST Western Asset Core Plus Bond Portfolio

AST Western Asset Emerging Markets Debt Portfolio (2)

(1) Available with HDI v2.1 Suite of benefits.
(2) Not available for Purchase Payments or contract owner transfers.
(3) Not available if you purchase any optional benefit.

 SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE.. 37

(i)

APPENDIX C - HYPOTHETICAL EXAMPLES OF OPERATION OF PREMIUM BASED CHARGE AND
  CONTINGENT DEFERRED SALES CHARGE.................................................... C-1

(ii)

GLOSSARY OF TERMS

We set forth here definitions of some of the key terms used throughout this prospectus. In addition to the definitions here, we also define certain terms in the section of the prospectus that uses such terms.

Account Value: The total value of all allocations to the Sub-accounts. The Account Value is determined separately for each Sub-account, and then totaled to determine the Account Value for your entire Annuity.

Accumulation Period: The period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date.

Annuitant: The natural person upon whose life annuity payments payable to the Owner are based.

Annuitization: Annuitization is the process by which you “annuitize” your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner.

Annuity Date: The date on which we apply your Account Value to the applicable annuity option and begin the payout period. As discussed in the Annuity Options section, there is an age by which you must begin receiving annuity payments, which we call the “Latest Annuity Date.”

Annuity Year: The first Annuity Year begins on the Issue Date and continues through and includes the day immediately preceding the first anniversary of the Issue Date. Subsequent Annuity Years begin on the anniversary of the Issue Date and continue through and include the day immediately preceding the next anniversary of the Issue Date.

Beneficiary(ies): The natural person(s) or entity(ies) designated as the recipient(s) of the Death Benefit or to whom any remaining period certain payments may be paid in accordance with the annuity payout options section of the Annuity.

Code: The Internal Revenue Code of 1986, as amended from time to time and the regulations promulgated thereunder.

Contingent Deferred Sales Charge (CDSC): This is a sales charge that may be deducted when you make a surrender or take a partial withdrawal from your Annuity. We refer to this as a “contingent” charge because it is imposed only if you surrender or take a withdrawal from your Annuity. The charge is a percentage of each applicable Purchase Payment that is being surrendered or withdrawn.

Due Proof of Death: Due Proof of Death is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds; and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

Free Look: The right to examine your Annuity, during a limited period of time, to decide if you want to keep it or cancel it. The length of this time period, and the amount of refund, depends on applicable law and thus may vary. In addition, there is a different Free Look period that applies if your Annuity is held within an IRA. In your Annuity contract, your Free Look right is referred to as your “Right to Cancel.”

Good Order: Good Order is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or

(c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order.

Investment Option: A Sub-account available as of any given time to which Account Value may be allocated.

Issue Date: The effective date of your Annuity.

Key Life: Under the Beneficiary Continuation Option, the person whose life expectancy is used to determine the required distributions.

Owner: The Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.

Payout Period: The period starting on the Annuity Date and during which annuity payments are made.

Premium Based Charge: A charge that is deducted on each Quarterly Annuity Anniversary from your Account Value, during the first seven years after each Purchase Payment is made.

Purchase Payment: A cash consideration (a “premium”) in currency of the United States of America given to us in exchange for the rights, privileges, and benefits of the Annuity.

Quarterly Annuity Anniversary: Each successive three-month anniversary of the Issue Date of the Annuity.

Service Office: The place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the cover page of the Annuity contract for the Service Office address.

Separate Account: Referred to as the “Variable Separate Account” in your Annuity, this is the variable Separate Account(s) shown in the Annuity.

Sub-Account: A division of the Separate Account.

Surrender Value: The Account Value less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Unit: A share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

We, Us, Our: Pruco Life Insurance Company of New Jersey.

You, Your: The Owner(s) shown in the Annuity.

SUMMARY OF CONTRACT FEES AND CHARGES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Annuity. The first table describes the fees and expenses that you will pay at the time you surrender the Annuity, take a partial withdrawal, or transfer Account Value between the Investment Options.

ANNUITY OWNER TRANSACTION EXPENSES

CONTINGENT DEFERRED SALES CHARGE1

The Contingent Deferred Sales Charge (“CDSC”) for each Purchase Payment is a percentage of the Purchase Payment being withdrawn. Thus, the appropriate percentage is multiplied by the Purchase Payment(s) being withdrawn to determine the amount of the CDSC. The charge decreases as the Purchase Payment ages. The schedule of CDSCs applicable to a Purchase Payment is based on the total of all Purchase Payments allocated to the Annuity, including the full amount of the “new” Purchase Payment, when the Purchase Payment is allocated. That is, to determine which CDSC tier a given Purchase Payment being made currently (i.e., a “new” Purchase Payment) is assigned, we add that Purchase Payment amount to the sum of all prior Purchase Payments. Purchase Payments are not reduced by partial withdrawals for purposes of determining the applicable schedule of CDSCs. Thus, to determine which CDSC tier a given Purchase Payment being made currently is assigned, we consider only the sum of Purchase Payments and do not reduce that sum by the amount of any withdrawal. The combination of CDSC assessed and Premium Based Charge (see below) deducted with respect to any Purchase Payment will never be greater than 9%, as stipulated by Rule 6c-8 under the Investment Company Act of 1940. Purchase Payments are withdrawn on a “first-in, first-out” basis.

                                                                Age of Purchase Payment Being Withdrawn
                                           ----------------------------------------------------------------------------------
      Total Purchase Payment Amount                  1 Year or 2 Years or 3 Years or 4 Years or 5 Years or 6 Years or
                                                     more but   more but   more but   more but   more but   more but
                                           Less than less than less than  less than  less than  less than  less than  7 Years
                                            1 Year    2 Years   3 Years    4 Years    5 Years    6 Years    7 Years   or more
-----------------------------------------------------------------------------------------------------------------------------
Less than $50,000                            5.0%      5.0%       4.0%       4.0%       3.0%       3.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$50,000 or more but less than $100,000       5.0%      4.0%       4.0%       3.0%       3.0%       2.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$100,000 or more but less than $250,000      4.0%      3.0%       3.0%       2.0%       2.0%       2.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$250,000 or more but less than $500,000      3.0%      2.0%       2.0%       2.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$500,000 or more but less than $1,000,000    2.0%      2.0%       2.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$1,000,000 or more                           2.0%      2.0%       1.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
Transfer Fee2                                $10
-----------------------------------------------------------------------------------------------------------------------------

1 The different tiers of Contingent Deferred Sales Charges, separated by “breakpoints”, are shown in the table above. If a portion of a Purchase Payment results in total Purchase Payments crossing into a new Purchase Payment tier (as set forth in the table above), then the entire Purchase Payment will be subject to the Contingent Deferred Sales Charge applicable to that tier. Once a Purchase Payment is assigned to a particular tier for purposes of the CDSC, the CDSC schedule for that specific Purchase Payment will not change for the remainder of that CDSC period. Please see Appendix C for examples of the operation of the Contingent Deferred Sales Charge.

2 Currently, we deduct the fee after the 20th transfer each Annuity Year.

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying portfolio annual expenses. These fees and charges are described in more detail within this prospectus.

PERIODIC FEES AND CHARGES

Annual Maintenance Fee 3,4: Lesser of $50 or 2% of the Account Value.

Premium Based Charge 5,6. The Premium Based Charge applicable to a Purchase Payment is determined by multiplying (1) the amount of that Purchase Payment by (2) its associated Premium Based Charge percentage, as shown in the table below.

                                               Premium Based     Annual Equivalent
                                             Charge Percentage   of Premium Based
Total Purchase Payment Amount               (deducted quarterly) Charge Percentage
----------------------------------------------------------------------------------
Less than $50,000                                  0.1750%             0.70%
----------------------------------------------------------------------------------
$50,000 or more, but less than $100,000            0.1500%             0.60%
----------------------------------------------------------------------------------
$100,000 or more, but less than $250,000           0.1250%             0.50%
----------------------------------------------------------------------------------
$250,000 or more, but less than $500,000           0.0875%             0.35%
----------------------------------------------------------------------------------
$500,000 or more, but less than $1,000,000         0.0625%             0.25%
----------------------------------------------------------------------------------
$1,000,000 or more                                 0.0375%             0.15%
----------------------------------------------------------------------------------

-----------------------------------------------------------------------
         ANNUALIZED INSURANCE FEES/CHARGES

(assessed daily as a percentage of the net assets of the Sub-accounts)
-----------------------------------------------------------------------
                 FEE/CHARGE
Mortality & Expense Risk Charge:                        0.70%
-----------------------------------------------------------------------
Administration Charge                                   0.15%
-----------------------------------------------------------------------
Total Annualized Insurance Fees/Charges:7               0.85%
-----------------------------------------------------------------------

3 Assessed annually on the Annuity’s anniversary date or upon surrender. Only applicable if the total of all Purchase Payments at the time the fee is due is less than $50,000.

4 For Beneficiaries who elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only applicable if Account Value is less than $25,000 at the time the fee is assessed.

5 Each Purchase Payment is subject to a Premium Based Charge for a 7 year period following the date the Purchase Payment is allocated to the Annuity. The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date. For Purchase Payments allocated to the Annuity before the first Quarterly Annuity Anniversary, the Premium Based Charge for each Purchase Payment is based on the total of all such Purchase Payments received up to and including the Valuation Day before the first Quarterly Annuity Anniversary. Please see the Fees and Charges section for details and Appendix C for examples of the operation of the Premium Based Charge. “Quarterly Annuity Anniversary” refers to each successive three-month anniversary of the Issue Date of the Annuity.

6 The different tiers of Premium Based Charges separated by “breakpoints”, are shown in the table above. If a portion of a Purchase Payment results in total Purchase Payments crossing into a new Purchase Payment tier (as set forth in the table above), then the entire Purchase Payment will be subject to the Premium Based Charge applicable to that tier. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the Premium Based Charge percentage applicable to each of those Purchase Payments is based on the total of all such Purchase Payments (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). Purchase Payments received on or after the first Quarterly Annuity Anniversary that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow. Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not be reduced even if additional Purchase Payments are made or partial withdrawals are taken. Please see Appendix C for examples of the operation of the Premium Based Charge.

7 The Insurance Charge is the combination of Mortality & Expense Risk Charge and the Administration Charge. For Beneficiaries who elect the Beneficiary Continuation Option, the Mortality and Expense and Administration Charges do not apply. However, a Settlement Service Charge equal to 1.00% is assessed as a percentage of the daily net assets of the Sub-accounts as an annual charge.

YOUR OPTIONAL BENEFIT FEES AND CHARGES

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above. The first column shows the charge for each optional benefit on a maximum and current basis. The next column shows the total expenses you would pay for the Annuity if you purchased the relevant optional benefit. More specifically, this column shows the total charge for the optional benefit plus the Total Annualized Insurance Fees/Charges applicable to the Annuity. Where the charges cannot actually be totaled (because they are assessed against different base values), we show both individual charges.

-----------------------------------------------------------------
             YOUR OPTIONAL BENEFIT FEES AND CHARGES
-----------------------------------------------------------------
                                       ANNUALIZED
                                       OPTIONAL        TOTAL
                                        BENEFIT     ANNUALIZED
          OPTIONAL BENEFIT             CHARGE8   CHARGE9
-----------------------------------------------------------------
HIGHEST DAILY LIFETIME INCOME v2.1
(assessed against greater of Account
Value and Protected Withdrawal Value)

Maximum Charge10                          2.00%                                      0.85% + 2.00%
Current Charge         [TO BE FILED BY AMENDMENT]           0.85% + [TO BE FILED BY AMENDMENT]
-----------------------------------------------------------------
SPOUSAL HIGHEST DAILY LIFETIME INCOME v2.1
(assessed against greater of Account
Value and Protected Withdrawal Value)

Maximum Charge10                          2.00%                                          0.85% + 2.00%
Current Charge           [TO BE FILED BY AMENDMENT]             0.85% + [TO BE FILED BY AMENDMENT]
-----------------------------------------------------------------

8 The charge for each of the Highest Daily Lifetime Income v2.1 benefits listed above is assessed against the greater of Account Value and the Protected Withdrawal Value (PWV). Please see the Living Benefits section of this prospectus for an explanation of PWV.

9 How The Optional Benefit Fees And Charges Are Determined For Highest Daily Lifetime Income suite of benefits listed above: The charge is taken out of the Sub-accounts as described below:
Highest Daily Lifetime Income v2.1: [TO BE FILED BY AMENDMENT] current optional benefit charge is in addition to the current 0.85% Insurance Charge of amounts invested in the Sub-accounts.
Spousal Highest Daily Lifetime Income v2.1: [TO BE FILED BY AMENDMENT] current optional benefit charge is in addition to the current 0.85% Insurance Charge of amounts invested in the Sub-accounts.

10 We reserve the right to increase the charge to the maximum charge indicated, upon any step-up under the benefit. We also reserve the right to increase the charge to the maximum charge indicated if you elect or re-add the benefit post-issue.

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds (“Portfolios”) as of December 31, 20---- before any contractual waivers and expense reimbursements. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets.

----------------------------------------------------
    TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
----------------------------------------------------
                                   MINIMUM  MAXIMUM
----------------------------------------------------
Total Portfolio Operating Expense  0.62%    1.66%
----------------------------------------------------

The following are the total annual expenses for each underlying mutual fund (“Portfolio”) as of December 31, 20----, except as noted and except if the underlying Portfolio’s inception date is subsequent to December 31, 20----. The “Total Annual Portfolio Operating Expenses” reflect the combination of the underlying Portfolio’s investment management fee, other expenses, any 12b-1 fees, and certain other expenses. Each figure is stated as a percentage of the underlying Portfolio’s average daily net assets. For certain of the Portfolios, a portion of the management fee has been contractually waived and/or other expenses have been contractually partially reimbursed, which is shown in the table. The following expenses are deducted by the underlying Portfolio before it provides Pruco Life of New Jersey with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888.

---------------------------------------------------------------------------------------------------------------------------------
                                                UNDERLYING MUTUAL FUND PORTFOLIO
                                                         ANNUAL EXPENSES

                                                (as a percentage of the average
                                                  net assets of the underlying
                                                          Portfolios)
---------------------------------------------------------------------------------------------------------------------------------
                                                            For the year ended December 31, 20__
                           ------------------------------------------------------------------------------------------------------
  UNDERLYING PORTFOLIO                                                                           Total
                                                                        Broker Fees  Acquired   Annual    Contractual  Net Annual
                                                             Dividend   and Expenses Portfolio Portfolio  Fee Waiver      Fund
                           Management  Other   Distribution Expense on    on Short    Fees &   Operating  or Expense   Operating
                              Fees    Expenses (12b-1) Fees Short Sales    Sales     Expenses  Expenses  Reimbursement  Expenses
---------------------------------------------------------------------------------------------------------------------------------
Advanced Series Trust
 AST Academic Strategies
  Asset Allocation           0.72%     0.07%      0.00%        0.05%       0.01%       0.68%     1.53%       0.00%       1.53%
 AST Advanced Strategies     0.85%     0.14%      0.00%        0.00%       0.00%       0.03%     1.02%       0.00%       1.02%
 AST Balanced Asset
  Allocation                 0.15%     0.01%      0.00%        0.00%       0.00%       0.85%     1.01%       0.00%       1.01%
 AST BlackRock Global
  Strategies                 1.00%     0.15%      0.00%        0.00%       0.00%       0.02%     1.17%       0.00%       1.17%
 AST BlackRock Value         0.85%     0.12%      0.00%        0.00%       0.00%       0.00%     0.97%       0.00%       0.97%
 AST Capital Growth Asset
  Allocation                 0.15%     0.01%      0.00%        0.00%       0.00%       0.88%     1.04%       0.00%       1.04%
 AST CLS Moderate Asset
  Allocation                 0.30%     0.02%      0.00%        0.00%       0.00%       0.71%     1.03%       0.00%       1.03%
 AST Cohen & Steers Realty   1.00%     0.14%      0.00%        0.00%       0.00%       0.00%     1.14%       0.00%       1.14%
 AST Federated Aggressive
  Growth                     0.95%     0.17%      0.00%        0.00%       0.00%       0.00%     1.12%       0.00%       1.12%
 AST FI Pyramis(R) Asset
  Allocation /1/             0.85%     0.20%      0.00%        0.24%       0.04%       0.00%     1.33%       0.00%       1.33%
 AST First Trust Balanced
  Target                     0.85%     0.13%      0.00%        0.00%       0.00%       0.00%     0.98%       0.00%       0.98%
 AST First Trust Capital
  Appreciation Target        0.85%     0.13%      0.00%        0.00%       0.00%       0.00%     0.98%       0.00%       0.98%
 AST Franklin Templeton
  Founding Funds
  Allocation /2/             0.95%     0.16%      0.00%        0.00%       0.00%       0.00%     1.11%      -0.01%       1.10%
 AST Global Real Estate      1.00%     0.18%      0.00%        0.00%       0.00%       0.00%     1.18%       0.00%       1.18%
 AST Goldman Sachs
  Concentrated Growth        0.90%     0.12%      0.00%        0.00%       0.00%       0.00%     1.02%       0.00%       1.02%
 AST Goldman Sachs
  Large-Cap Value            0.75%     0.12%      0.00%        0.00%       0.00%       0.00%     0.87%       0.00%       0.87%
 AST Goldman Sachs
  Mid-Cap Growth             1.00%     0.13%      0.00%        0.00%       0.00%       0.00%     1.13%       0.00%       1.13%

---------------------------------------------------------------------------------------------------------------------------------
                                                UNDERLYING MUTUAL FUND PORTFOLIO
                                                         ANNUAL EXPENSES

                                                (as a percentage of the average
                                                  net assets of the underlying
                                                          Portfolios)
---------------------------------------------------------------------------------------------------------------------------------
                                                            For the year ended December 31, 20__
                           ------------------------------------------------------------------------------------------------------
  UNDERLYING PORTFOLIO                                                                           Total
                                                                        Broker Fees  Acquired   Annual    Contractual  Net Annual
                                                             Dividend   and Expenses Portfolio Portfolio  Fee Waiver      Fund
                           Management  Other   Distribution Expense on    on Short    Fees &   Operating  or Expense   Operating
                              Fees    Expenses (12b-1) Fees Short Sales    Sales     Expenses  Expenses  Reimbursement  Expenses
---------------------------------------------------------------------------------------------------------------------------------
Advanced Series Trust
 continued
 AST Goldman Sachs
  Small-Cap Value            0.95%     0.15%      0.00%        0.00%       0.00%       0.09%     1.19%       0.00%       1.19%
 AST High Yield              0.75%     0.13%      0.00%        0.00%       0.00%       0.00%     0.88%       0.00%       0.88%
 AST Horizon Moderate
  Asset Allocation           0.30%     0.02%      0.00%        0.00%       0.00%       0.71%     1.03%       0.00%       1.03%
 AST International Growth    1.00%     0.15%      0.00%        0.00%       0.00%       0.00%     1.15%       0.00%       1.15%
 AST International Value     1.00%     0.15%      0.00%        0.00%       0.00%       0.00%     1.15%       0.00%       1.15%
 AST Investment Grade Bond   0.64%     0.11%      0.00%        0.00%       0.00%       0.00%     0.75%       0.00%       0.75%
 AST Jennison Large-Cap
  Growth                     0.90%     0.12%      0.00%        0.00%       0.00%       0.00%     1.02%       0.00%       1.02%
 AST Jennison Large-Cap
  Value                      0.75%     0.12%      0.00%        0.00%       0.00%       0.00%     0.87%       0.00%       0.87%
 AST J.P. Morgan Global
  Thematic /3/               0.30%     0.02%      0.00%        0.00%       0.00%       0.78%     1.10%       0.00%       1.10%
 AST JPMorgan
  International Equity       0.88%     0.17%      0.00%        0.00%       0.00%       0.00%     1.05%       0.00%       1.05%
 AST JPMorgan Strategic
  Opportunities              1.00%     0.16%      0.00%        0.10%       0.01%       0.00%     1.27%       0.00%       1.27%
 AST Large-Cap Value         0.75%     0.12%      0.00%        0.00%       0.00%       0.00%     0.87%       0.00%       0.87%
 AST Lord Abbett
  Core-Fixed Income /4/      0.80%     0.13%      0.00%        0.00%       0.00%       0.00%     0.93%      -0.11%       0.82%
 AST Marsico Capital
  Growth                     0.90%     0.12%      0.00%        0.00%       0.00%       0.00%     1.02%       0.00%       1.02%
 AST MFS Global Equity       1.00%     0.20%      0.00%        0.00%       0.00%       0.00%     1.20%       0.00%       1.20%
 AST MFS Growth              0.90%     0.13%      0.00%        0.00%       0.00%       0.00%     1.03%       0.00%       1.03%
 AST MFS Large-Cap Value
  /5/                        0.85%     0.16%      0.00%        0.00%       0.00%       0.00%     1.01%       0.00%       1.01%
 AST Mid-Cap Value           0.95%     0.14%      0.00%        0.00%       0.00%       0.00%     1.09%       0.00%       1.09%
 AST Money Market            0.50%     0.12%      0.00%        0.00%       0.00%       0.00%     0.62%       0.00%       0.62%
 AST Neuberger Berman
  Core Bond /6/              0.70%     0.17%      0.00%        0.00%       0.00%       0.00%     0.87%      -0.01%       0.86%
 AST Neuberger Berman
  Mid-Cap Growth             0.90%     0.13%      0.00%        0.00%       0.00%       0.00%     1.03%       0.00%       1.03%
 AST Neuberger Berman/LSV
  Mid-Cap Value              0.90%     0.14%      0.00%        0.00%       0.00%       0.00%     1.04%       0.00%       1.04%
 AST New Discovery Asset
  Allocation                 0.85%     0.26%      0.00%        0.00%       0.00%       0.00%     1.11%       0.00%       1.11%
 AST Parametric Emerging
  Markets Equity             1.10%     0.35%      0.00%        0.00%       0.00%       0.00%     1.45%       0.00%       1.45%
 AST PIMCO Limited
  Maturity Bond              0.65%     0.13%      0.00%        0.00%       0.00%       0.00%     0.78%       0.00%       0.78%
 AST PIMCO Total Return
  Bond                       0.65%     0.12%      0.00%        0.00%       0.00%       0.00%     0.77%       0.00%       0.77%
 AST Preservation Asset
  Allocation                 0.15%     0.01%      0.00%        0.00%       0.00%       0.80%     0.96%       0.00%       0.96%
 AST Prudential Core Bond
  /6/                        0.70%     0.14%      0.00%        0.00%       0.00%       0.00%     0.84%      -0.03%       0.81%
 AST QMA US Equity Alpha     1.00%     0.17%      0.00%        0.25%       0.24%       0.00%     1.66%       0.00%       1.66%
 AST Schroders Global
  Tactical                   0.95%     0.14%      0.00%        0.00%       0.00%       0.15%     1.24%       0.00%       1.24%
 AST Schroders
  Multi-Asset World
  Strategies                 1.10%     0.14%      0.00%        0.00%       0.00%       0.00%     1.24%       0.00%       1.24%
 AST Small-Cap Growth        0.90%     0.14%      0.00%        0.00%       0.00%       0.00%     1.04%       0.00%       1.04%
 AST Small-Cap Value         0.90%     0.14%      0.00%        0.00%       0.00%       0.03%     1.07%       0.00%       1.07%

---------------------------------------------------------------------------------------------------------------------------------
                                                UNDERLYING MUTUAL FUND PORTFOLIO
                                                         ANNUAL EXPENSES

                                                (as a percentage of the average
                                                  net assets of the underlying
                                                          Portfolios)
---------------------------------------------------------------------------------------------------------------------------------
                                                            For the year ended December 31, 20__
                           ------------------------------------------------------------------------------------------------------
  UNDERLYING PORTFOLIO                                                                           Total
                                                                        Broker Fees  Acquired   Annual    Contractual  Net Annual
                                                             Dividend   and Expenses Portfolio Portfolio  Fee Waiver      Fund
                           Management  Other   Distribution Expense on    on Short    Fees &   Operating  or Expense   Operating
                              Fees    Expenses (12b-1) Fees Short Sales    Sales     Expenses  Expenses  Reimbursement  Expenses
---------------------------------------------------------------------------------------------------------------------------------
Advanced Series Trust
 continued
 AST T. Rowe Price Asset
  Allocation                 0.85%     0.13%      0.00%        0.00%       0.00%       0.00%     0.98%       0.00%       0.98%
 AST T. Rowe Price Equity
  Income                     0.75%     0.16%      0.00%        0.00%       0.00%       0.00%     0.91%       0.00%       0.91%
 AST T. Rowe Price Global
  Bond                       0.80%     0.18%      0.00%        0.00%       0.00%       0.00%     0.98%       0.00%       0.98%
 AST T. Rowe Price
  Large-Cap Growth           0.88%     0.12%      0.00%        0.00%       0.00%       0.00%     1.00%       0.00%       1.00%
 AST T. Rowe Price
  Natural Resources          0.90%     0.14%      0.00%        0.00%       0.00%       0.00%     1.04%       0.00%       1.04%
 AST Wellington
  Management Hedged Equity   1.00%     0.14%      0.00%        0.00%       0.00%       0.00%     1.14%       0.00%       1.14%
 AST Western Asset Core
  Plus Bond                  0.70%     0.13%      0.00%        0.00%       0.00%       0.00%     0.83%       0.00%       0.83%
 AST Western Asset
  Emerging Markets Debt
  /7/                        0.85%     0.21%      0.00%        0.00%       0.00%       0.00%     1.06%       0.05%/8/    1.01%

1 Pyramis is a registered service mark of FMR LLC. Used under license.

2 The Investment Managers (Prudential Investments LLC and AST Investment Services, Inc.) have contractually agreed to waive a portion of their investment management fees and/or reimburse certain expenses so that the investment management fees plus other expenses (exclusive in all cases of taxes, short sale interest and dividend expenses, brokerage commissions, distribution fees, underlying fund fees and expenses, and extraordinary expenses) for the Portfolio do not exceed 1.10% of the average daily net assets of the Portfolio through June 30, 2014. This expense limitation may not be terminated or modified prior to June 30, 2014, but may be discontinued or modified thereafter.

3 Effective August 20, 2012, the AST Horizon Growth Asset Allocation Portfolio changed its subadviser, investment objective, policies, strategy, expense structure, and its name to the AST J.P. Morgan Global Thematic Portfolio. The fees and expenses identified in this table reflect these changes and are estimates based in part on assumed average daily net assets of $1.5 billion for the Portfolio (i.e., the approximate amount of the Portfolio’s net assets as of December 31, 2011) for the fiscal year ending December 31, 2012.

4 The Investment Managers (Prudential Investments LLC and AST Investment Services, Inc.) have contractually agreed to waive a portion of their investment management fee, so that the effective management fee rate paid by the Portfolio is as follows: 0.70% to $500 million of average daily net assets; 0.675% over $500 million in average daily net assets up to and including $1 billion in average daily net assets; and 0.65% over $1 billion in average daily net assets. This arrangement may not be terminated or modified prior to June 30, 2014, and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the arrangement after June 30, 2014 will be subject to review by the Investment Managers and the Fund’s Board of Trustees.

5 The AST MFS Large-Cap Value Portfolio will commence operations on or about August 20, 2012. Estimate based in part on assumed average daily net assets of approximately $500 million for the Portfolio for the fiscal period ending December 31, 2012.

6 Prudential Investments LLC and AST Investment Services, Inc. (together, the Investment Managers) have contractually agreed to waive a portion of their investment management fees so that the Portfolio’s investment management fee would equal 0.70% of the Portfolio’s first $500 million of average daily net assets, 0.675% of the Portfolio’s average daily net assets between $500 million and $1 billion, and 0.65% of the Portfolio’s average daily net assets in excess of $1 billion through May 1, 2014. This contractual investment management fee waiver may not be terminated or modified prior to May 1, 2014, but may be discontinued or modified thereafter. The decision on whether to renew, modify, or discontinue this expense limitation after May 1, 2014 will be subject to review by the Investment Managers and the Board of Trustees of the Trust.

7 The AST Western Asset Emerging Markets Debt Portfolio commenced operations on August 20, 2012. Estimate based in part on assumed average daily net assets of approximately $650 million for the Portfolio for the fiscal period ending December 31, 2012.

8 Prudential Investments LLC (“PI”) and AST Investment Services, Inc. (“AST”) have contractually agreed to waive a portion of their investment management fee so that the effective management fee rate paid by the Portfolio is 0.80% of the average daily net assets of the Portfolio through July 1, 2014. This arrangement may not be terminated or modified prior to July 1, 2014 and may be discontinued or modified thereafter. The decision on whether to renew, modify or discontinue the arrangement after July 1, 2014 will be subject to review by PI, AST and the Portfolio’s Board of Trustees.

EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in one Pruco Life of New Jersey Annuity with the cost of investing in other Pruco Life of New Jersey Annuities and/or other variable annuities. Below are examples for the Annuity showing what you would pay cumulatively in expenses at the end of the stated time periods had you invested $10,000 in the Annuity and your investment has a 5% return each year. The examples reflect the following fees and charges for the Annuity as described in “Summary of Contract Fees and Charges.”

. Insurance Charge

. Premium Based Charge

. Contingent Deferred Sales Charge (when and if applicable)

. Annual Maintenance Fee

. Optional benefit fees

The examples also assume the following for the period shown:

. You allocate all of your Account Value to the Sub-account with the maximum gross total operating expenses for 2011, and those expenses remain the same each year*

. For each charge, we deduct the maximum charge rather than the current charge

. You make no withdrawals of Account Value

. You make no transfers, or other transactions for which we charge a fee

. You elect the Spousal Highest Daily Lifetime Income v2.1 (which is the maximum optional benefit charge).

Amounts shown in the examples are rounded to the nearest dollar.

* Note: Not all Portfolios offered as Sub-accounts may be available depending on optional benefit selection.

THE EXAMPLES ARE ILLUSTRATIVE ONLY. THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING PORTFOLIOS. ACTUAL

EXPENSES WILL BE MORE OR LESS THAN THOSE SHOWN DEPENDING UPON WHICH OPTIONAL BENEFIT YOU ELECT OTHER THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

Expense Examples are provided as follows:

If you surrender your Annuity at the end of the applicable time period:

1 Year 3 Years 5 Years 10 Years ----------------------------------- $976 $1,867 $2,813 $5,069 -----------------------------------

If you do not surrender your Annuity, or if you annuitize your Annuity:

1 Year 3 Years 5 Years 10 Years ----------------------------------- $476 $1,467 $2,513 $5,069 -----------------------------------

Please see Appendix A for a table of Accumulation Unit Values.

SUMMARY

This Summary describes key features of the Annuity offered in this prospectus. It is intended to give you an overview, and to point you to sections of the prospectus that provide greater detail. You should not rely on the Summary alone for all the information you need to know before purchasing the Annuity. You should read the entire prospectus for a complete description of the Annuity. Your Financial Professional can also help you if you have questions.

The Annuity: The variable annuity contract issued by Pruco Life of New Jersey is a contract between you, the Owner, and Pruco Life of New Jersey, an insurance company. It is designed for retirement purposes, or other long-term investing, to help you save money for retirement, on a tax deferred basis, and provide income during your retirement. Although this prospectus describes key features of the variable annuity contract, the prospectus is a distinct document, and is not part of the contract.

The Annuity offers various investment portfolios. With the help of your Financial Professional, you choose how to invest your money within your Annuity. Investing in a variable annuity involves risk and you can lose your money. On the other hand, investing in a variable annuity can provide you with the opportunity to grow your money through participation in “underlying” mutual funds.

GENERALLY SPEAKING, VARIABLE ANNUITIES ARE INVESTMENTS DESIGNED TO BE HELD FOR THE LONG TERM. WORKING WITH YOUR FINANCIAL PROFESSIONAL, YOU SHOULD CAREFULLY CONSIDER WHETHER A VARIABLE ANNUITY IS APPROPRIATE FOR YOU, GIVEN YOUR LIFE EXPECTANCY, NEED FOR INCOME, AND OTHER PERTINENT FACTORS.

Purchase: Your eligibility to purchase the Annuity is based on your age and the amount of your initial Purchase Payment. The “Maximum Age for Initial Purchase” applies to the oldest Owner and Annuitant as of the day we would issue the Annuity. If the Annuity is to be owned by an entity, the maximum age applies to the Annuitant as of the day we would issue the Annuity. For this Annuity the maximum age is 80. The minimum initial Purchase Payment is $10,000. See your Financial Professional to complete an application.

After you purchase your Annuity, you will have a limited period of time during which you may cancel (or “Free Look”) the purchase of your Annuity. Your request for a Free Look must be received in Good Order. “Good Order” is the standard that we apply when we determine whether an instruction is satisfactory. An instruction will be considered in Good Order if it is received at our Service Office: (a) in a manner that is satisfactory to us such that it is sufficiently complete and clear that we do not need to exercise any discretion to follow such instruction and complies with all relevant laws and regulations; (b) on specific forms, or by other means we then permit (such as via telephone or electronic submission); and/or (c) with any signatures and dates as we may require. We will notify you if an instruction is not in Good Order. The “Service Office” is the place to which all requests and payments regarding the Annuity are to be sent. We may change the address of the Service Office at any time, and will notify you in advance of any such change of address. Please see the section of this prospectus entitled “How To Contact Us” for the Service Office address.

Please see “Requirements for Purchasing the Annuity” for more detail.

Investment Options: You may choose from a variety of variable Investment Options ranging from conservative to aggressive. The optional benefits may limit your ability to invest in the variable Investment Options otherwise available to you under the Annuity. Each of the underlying mutual funds is described in its own prospectus, which you should read before investing. There is no assurance that any variable Investment Option will meet its investment objective.

Please see “Investment Options,” and “Managing Your Account Value” for information.

Access To Your Money: You can receive income by taking partial withdrawals or electing annuity payments. Please note that withdrawals may be subject to tax, and may be subject to a Contingent Deferred Sales Charge (discussed below). You may withdraw up to 10% of your Purchase Payments each Annuity Year without being subject to a Contingent Deferred Sales Charge.

Please see “Access to Account Value” and “Annuity Options” for more information.

Optional Living Benefits

Guaranteed Lifetime Withdrawal Benefits. We offer optional living benefits, for an additional charge, that guarantee your ability to take withdrawals for life as a percentage of “Protected Withdrawal Value”, even if your Account Value falls to zero. The Protected Withdrawal Value is not the same as your Account Value, and it is not available for a lump sum withdrawal. The Account Value has no guarantees, may fluctuate, and can lose value. If you withdraw more than the allowable amount during any year (referred to as “Excess Income”), your future level of guaranteed withdrawals decreases.

We currently offer the following benefits:

. Highest Daily Lifetime Income v2.1

. Spousal Highest Daily Lifetime Income v2.1

These benefits utilize a predetermined mathematical formula to help us manage your guarantee through all market cycles. Under the predetermined mathematical formula, your Account Value may be transferred between certain “permitted Sub-accounts” on the one hand and the AST Investment Grade Bond Sub-account on the other hand. Please see the applicable optional benefits section as well as Appendix B to this prospectus for more information on the formula.

In the Living Benefits section, we describe guaranteed minimum withdrawal benefits that allow you to withdraw a specified amount each year for life (or joint lives, for the spousal version of the benefit). Please be aware that if you withdraw more than that amount in a given year (i.e., “Excess Income”), that may permanently reduce the guaranteed amount you can withdraw in future years. Thus, you should think carefully before taking such Excess Income. If you wish to withdraw Excess Income but are uncertain how it will impact your future guaranteed withdrawal amounts, you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of taking the withdrawal.

Death Benefit: You may name a Beneficiary to receive the proceeds of your Annuity upon your death. Your death benefit must be distributed within the time period required by the tax laws. The Annuity offers a death benefit generally equal to the greater of Account Value and Purchase Payments (adjusted for partial withdrawals). The calculation of the death benefit may be different if you elect Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1.

Please see “Death Benefit” for more information.

Fees and Charges: Each Annuity, and the optional living benefits, are subject to certain fees and charges, as discussed in the “Summary of Contract Fees and Charges” table in the prospectus. In addition, there are fees and expenses of the underlying Portfolios.

What does it mean that my annuity is “tax-deferred”? Variable annuities are “tax deferred”, meaning you pay no taxes on any earnings from your Annuity until you withdraw the money. You may also transfer among your Investment Options without paying a tax at the time of the transfer. When you take your money out of the Annuity, however, you will be taxed on the earnings at ordinary income tax rates. If you withdraw money before you reach age 59½, you also may be subject to a 10% federal tax penalty.

You may also purchase the Annuity as a tax-qualified retirement investment such as an IRA, SEP-IRA, Roth IRA, 401(a) plan, or non-ERISA 403(b) plan. Although there is no additional tax advantage to a variable annuity purchased through one of these plans, the Annuity has features and benefits other than tax deferral that may make it an important investment for a qualified plan. You should consult your tax advisor regarding these features and benefits prior to purchasing a contract for use with a tax-qualified plan.

Market Timing: We have market timing policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (i.e., market timing). Our market timing policies and procedures are discussed in more detail in the section entitled “Restrictions on Transfers Between Investment Options.”

Other Information: Please see the section entitled “General Information” for more information about the Annuity, including legal information about Pruco Life of New Jersey, the Separate Account, and underlying funds. The “Separate Account” is referred to as the “Variable Separate Account” in your Annuity.

INVESTMENT OPTIONS

The Investment Options under each Annuity consist of the Sub-accounts. In this section, we describe the portfolios. We then discuss the investment restrictions that apply if you elect certain optional benefits.

Each Sub-account invests in an underlying portfolio whose share price generally fluctuates each Valuation Day. The portfolios that you select, among those that are available, are your choice - we do not provide investment advice, nor do we recommend any particular portfolio. You bear the investment risk for amounts allocated to the portfolios.

As a condition of participating in the optional living benefits, you may be restricted from investing in certain Sub-accounts. We describe those restrictions below. In addition, the optional living benefits (e.g., Highest Daily Lifetime Income v2.1) employ a predetermined mathematical formula, under which money is transferred between your chosen Sub-accounts and the AST Investment Grade Bond Portfolio.

You should be aware that the operation of the formula may result in large-scale asset flows into and out of your chosen Sub-accounts and the AST Investment Grade Bond Portfolio, which could subject those portfolios to certain risks and adversely impact their expenses and performance. Even if you do not elect an optional living benefit that employs a predetermined mathematical formula, the expenses, performance, and risk profile of your investment may be adversely impacted as described below to the extent you select Permitted Sub-accounts. The mathematical formula may adversely affect a portfolio’s investment performance by requiring the sub-advisor to purchase and sell securities at inopportune times and by otherwise limiting the sub-advisor’s ability to fully implement that portfolio’s investment strategies. Because transfers to and from your chosen Sub-accounts and the AST Investment Grade Bond Portfolio can be frequent and the amount transferred can vary, any of these portfolios could experience the following additional effects, among others:

(a)the sub-advisor may be required to hold a larger portion of assets in highly liquid securities than it otherwise would, which could diminish performance if the highly liquid securities underperform other securities (e.g., equities) that otherwise would have been held;

(b)a portfolio may experience higher turnover, which could result in higher operating expense ratios and transaction costs for the portfolio compared to other similar funds; and,

(c)if the sub-advisor must sell securities that are thinly-traded to satisfy redemption requests initiated pursuant to the formula, such sales could have a significant adverse impact on the price of such securities and the cash proceeds received by the portfolio.

Please consult the prospectus for the applicable portfolio for additional information about these effects.

VARIABLE INVESTMENT OPTIONS

Each Variable Investment Option is a Sub-account of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (see “Pruco Life of New Jersey and the Separate Account” for more detailed information). Each Sub-account invests exclusively in one portfolio. You should carefully read the prospectus for any portfolio in which you are interested. The Investment Objectives/Policies Chart below classifies each of the portfolios based on our assessment of their investment style. The chart also provides a description of each portfolio’s investment objective (in italics) and a short, summary description of their key policies to assist you in determining which Portfolios may be of interest to you. Please note: each Investment Option, subject to certain restrictions, may be elected with Highest Daily Lifetime Income v2.1 and Spousal Highest Daily Lifetime Income v2.1, except the AST Investment Grade Bond Portfolio, which is not available for allocation of Purchase Payments.

Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection. Thus, if you selected particular optional benefits, you would be precluded from investing in certain portfolios and therefore would not receive investment appreciation (or depreciation) affecting those portfolios.

The portfolios are not publicly traded mutual funds. They are only available as Investment Options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the portfolio may have been modeled after at its inception.

Conversely, certain retail mutual funds may be managed by the same portfolio advisor or sub-advisor as a Portfolio available as a Sub-account or have a similar name. While the investment objective and policies of the retail mutual funds and the portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the portfolios are found in the prospectuses for the portfolios. The current prospectuses and statements of additional information for the underlying Portfolios can be obtained by calling 1-888-PRU-2888. Please read the Prospectus carefully before investing.

The name of the advisor/sub-advisor for each portfolio appears next to the description. Those portfolios whose name includes the prefix “AST” are portfolios of the Advanced Series Trust. The portfolios of the Advanced Series Trust are co-managed by AST Investment Services, Inc. and Prudential Investments LLC, both of which are affiliated companies of Pruco Life. However, one or more sub-advisors, as noted below, are engaged to conduct day-to-day management. Allocations made to all AST Portfolios benefit us financially.

Please see the Other Information section, under the heading “Service Fees Payable to Pruco Life of New Jersey” for a discussion of fees that we may receive from underlying mutual funds and/or their affiliates. You may select portfolios individually, create your own combination of portfolios (certain limitations apply - see “Limitations with Optional Benefits” later in this section), or select from among combinations of portfolios that we have created called “Prudential Portfolio Combinations.” Under Prudential Portfolio Combinations, each Prudential Portfolio Combination consists of several asset allocation portfolios, each of which represents a specified percentage of your allocations. If you elect to invest according to one of these Prudential Portfolio Combinations, we will allocate your initial Purchase Payment among the Sub-accounts within the Prudential Portfolio Combination according to the percentage allocations. You may elect to allocate additional Purchase Payments according to the composition of the Prudential Portfolio Combination, although if you do not make such an explicit election, we will allocate additional Purchase Payments as discussed below under “Additional Purchase Payments.” Once you have selected a Prudential Portfolio Combination, we will not rebalance your Account Value to take into account differences in performance among the Sub-accounts. This is a static, point of sale model allocation. Over time, the percentages in each asset allocation portfolio may vary from the Prudential Portfolio Combination you selected when you purchased your Annuity based on the performance of each of the portfolios within the Prudential Portfolio Combination. However, you may elect to participate in an automatic rebalancing program, under which we would transfer Account Value periodically so that your Account Value allocated to the Sub-accounts is brought back to the exact percentage allocations stipulated by the Prudential Portfolio Combination you elected. Please see “Automatic Rebalancing Programs” below for details about how such a program operates. If you are participating in an optional living benefit (such as Highest Daily Lifetime Income v2.1) that makes transfers under a predetermined mathematical formula, and you have opted for automatic rebalancing in addition to Prudential Portfolio Combinations, you should be aware that: (a) the AST bond portfolio used as part of the predetermined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that existed originally as part of Prudential Portfolio Combinations.

If you are interested in a Prudential Portfolio Combination, you should work with your Financial Professional to select the Prudential Portfolio Combination that is appropriate for you, in light of your investment time horizon, investment goals and expectations and market risk tolerance, and other relevant factors. Some selling firms may not offer Prudential Portfolio Combinations. In providing these Prudential Portfolio Combinations, we are not providing investment advice. You are responsible for determining which Prudential Portfolio Combination or Sub-account(s) is best for you. Asset allocation does not ensure a profit or protect against a loss.

    INVESTMENT OBJECTIVES/POLICIES       STYLE/        PORTFOLIO
                                         TYPE          ADVISOR/
                                                      SUBADVISOR
-----------------------------------------------------------------------
        ADVANCED SERIES TRUST
-----------------------------------------------------------------------
 AST Academic Strategies Asset          ASSET        AlphaSimplex
 Allocation Portfolio: seeks long       ALLOCA      Group, LLC; AQR
 term capital appreciation. The         TION            Capital
 Portfolio is a multi-asset class                   Management, LLC
 fund that pursues both top-down                   and CNH Partners,
 asset allocation strategies and                         LLC;
 bottom-up selection of securities,                  CoreCommodity
 investment managers, and mutual                   Management, LLC;
 funds. Under normal circumstances,                 First Quadrant,
 approximately 60% of the assets will               L.P.; Jennison
 be allocated to traditional asset                  Associates LLC;
 classes (including US and                            J.P. Morgan
 international equities and bonds)                    Investment
 and approximately 40% of the assets               Management, Inc.;
 will be allocated to nontraditional               Pacific Investment
 asset classes and strategies                         Management
 (including real estate, commodities,                 Company LLC
 and alternative strategies). Those                    (PIMCO);
 percentages are subject to change at                 Prudential
 the discretion of the advisor.                    Investments LLC;
                                                     Quantitative
                                                      Management
                                                    Associates LLC
-----------------------------------------------------------------------
 AST Advanced Strategies Portfolio:     ASSET          LSV Asset
 seeks a high level of absolute         ALLOCA        Management;
 return by using traditional and        TION        Marsico Capital
 non-traditional investment                        Management, LLC;
 strategies and by investing in                    Pacific Investment
 domestic and foreign equity and                      Management
 fixed-income securities, derivative                  Company LLC
 instruments and other investment                      (PIMCO);
 companies. The Portfolio uses                       Quantitative
 traditional and non-traditional                      Management
 investment strategies by investing                 Associates LLC;
 in domestic and foreign equity and                  T. Rowe Price
 fixed-income securities, derivative               Associates, Inc.;
 instruments and other investment                   William Blair &
 companies. The asset allocation                     Company, LLC
 generally provides for an allotment
 of 60% of the portfolio’s assets to
 a combination of domestic and
 international equity strategies and
 the remaining 40% of assets in a
 combination of U.S. fixed income,
 hedged international bond, real
 return assets and other investment
 companies. Quantitative Management
 Associates LLC allocates the assets
 of the portfolio across different
 investment categories and
 subadvisors.
-----------------------------------------------------------------------
 AST Balanced Asset Allocation          ASSET         Prudential
 Portfolio: seeks to obtain the         ALLOCA     Investments LLC;
 highest potential total return         TION         Quantitative
 consistent with its specified level                  Management
 of risk. The Portfolio primarily                   Associates LLC
 invests its assets in a diversified
 portfolio of other mutual funds,
 within the Advanced Series Trust and
 certain affiliated money market
 funds. Under normal market
 conditions, the Portfolio will
 devote approximately 60% of its net
 assets to underlying portfolios
 investing primarily in equity
 securities (with a range of 52.5% to
 67.5%), and 40% of its net assets to
 underlying portfolios investing
 primarily in debt securities and
 money market instruments (with a
 range of 32.5% to 47.5%). The
 Portfolio is not limited to
 investing exclusively in shares of
 the underlying portfolios and may
 invest in securities, exchange
 traded funds (ETFs), and futures
 contracts, swap agreements and other
 financial and derivative instruments.
-----------------------------------------------------------------------
 AST BlackRock Global Strategies        ASSET          BlackRock
 Portfolio: seeks a high total return   ALLOCA         Financial
 consistent with a moderate level of    TION       Management, Inc.
 risk. The Portfolio is a global,
 multi asset-class portfolio that
 invests directly in, among other
 things, equity and equity-related
 securities, investment grade debt
 securities (including, without
 limitation, U.S. Treasuries and U.S.
 government securities),
 non-investment grade bonds (also
 known as “high yield bonds” or “junk
 bonds”), real estate investment
 trusts (REITs), exchange traded
 funds (ETFs), and derivative
 instruments, including
 commodity-linked derivative
 instruments.
-----------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES       STYLE/        PORTFOLIO
                                          TYPE         ADVISOR/
                                                      SUBADVISOR
----------------------------------------------------------------------
 AST BlackRock Value Portfolio: seeks   LARGE CAP      BlackRock
 maximum growth of capital by             VALUE       Investment
 investing primarily in the value                   Management, LLC
 stocks of larger companies. The
 Portfolio pursues its objective,
 under normal market conditions, by
 investing at least 80% of the value
 of its assets in the equity
 securities of large-sized companies
 included in the Russell 1000(R)
 Value Index. The subadvisor employs
 an investment strategy designed to
 maintain a portfolio of equity
 securities which approximates the
 market risk of those stocks included
 in the Russell 1000(R) Value Index,
 but which attempts to outperform the
 Russell 1000(R) Value Index through
 active stock selection.
----------------------------------------------------------------------
 AST Capital Growth Asset Allocation      ASSET       Prudential
 Portfolio: seeks to obtain a total      ALLOCA-    Investments LLC;
 return consistent with its specified     TION       Quantitative
 level of risk. The Portfolio                         Management
 primarily invests its assets in a                  Associates LLC
 diversified portfolio of other
 mutual funds, within the Advanced
 Series Trust and certain affiliated
 money market funds. Under normal
 market conditions, the Portfolio
 will devote approximately 75% of its
 net assets to underlying portfolios
 investing primarily in equity
 securities (with a range of 67.5% to
 80%), and 25% of its net assets to
 underlying portfolios investing
 primarily in debt securities and
 money market instruments (with a
 range of 20.0% to 32.5%). The
 Portfolio is not limited to
 investing exclusively in shares of
 the underlying portfolios and may
 invest in securities, exchange
 traded funds (ETFs), and futures
 contracts, swap agreements and other
 financial and derivative instruments.
----------------------------------------------------------------------
 AST CLS Moderate Asset Allocation        ASSET     CLS Investments,
 Portfolio: seeks the highest            ALLOCA-          LLC
 potential total return consistent        TION
 with its specified level of risk
 tolerance. Under normal
 circumstances, at least 90% of the
 Portfolio’s assets will be invested
 in other portfolios of Advanced
 Series Trust (the underlying
 portfolios) while no more than 10%
 of the Portfolio’s assets may be
 invested in exchange traded funds
 (ETFs). Under normal market
 conditions, the Portfolio will
 invest approximately 50% of its net
 assets to equity securities and
 approximately 50% of its net assets
 to debt securities and money market
 instruments. The equity portion may
 range from 40% to 60% of net assets
 to underlying portfolios and ETFs
 investing primarily in equity
 securities, and from 40% to 60% of
 net assets to underlying portfolios
 and ETFs investing primarily in
 money market instruments and debt
 securities, which may include
 non-investment grade bonds.
 “Non-investment grade bonds” are
 commonly referred to as “junk bonds”.
----------------------------------------------------------------------
 AST Cohen & Steers Realty Portfolio:   SPECIALTY   Cohen & Steers
 seeks to maximize total return                         Capital
 through investment in real estate                  Management, Inc.
 securities. The Portfolio pursues
 its investment objective by
 investing, under normal
 circumstances, at least 80% of its
 net assets in securities issued by
 companies associated with the real
 estate industry, such as real estate
 investment trusts (REITs). Under
 normal circumstances, the Portfolio
 will invest substantially all of its
 assets in the equity securities of
 real estate related issuers, i.e., a
 company that derives at least 50% of
 its revenues from the ownership,
 construction, financing, management
 or sale of real estate or that has
 at least 50% of its assets in real
 estate.
----------------------------------------------------------------------
 AST Federated Aggressive Growth        SMALL CAP   Federated Equity
 Portfolio: seeks capital growth. The    GROWTH       Management
 Portfolio pursues its investment                     Company of
 objective by investing primarily in                 Pennsylvania/
 the stocks of small companies that                 Federated Global
 are traded on national security                      Investment
 exchanges, NASDAQ stock exchange and               Management Corp.
 the over- the-counter-market. Small
 companies are defined as companies
 with market capitalizations similar
 to companies in the Russell 2000
 Index and S&P 600 Small Cap Index.
----------------------------------------------------------------------
 AST FI Pyramis(R) Asset Allocation       ASSET     Pyramis Global
 Portfolio: seeks to maximize total      ALLOCA-    Advisors, LLC a
 return. In seeking to achieve the        TION         Fidelity
 Portfolio’s investment objective,                    Investments
 the Portfolio’s assets are allocated                   Company
 across eight uniquely specialized
 investment strategies. The Portfolio
 has five strategies that invest
 primarily in equity securities, two
 fixed-income strategies (the Broad
 Market Duration Strategy and the
 High Yield Bond Strategy), and one
 strategy designed to provide
 liquidity (the Liquidity Strategy).
----------------------------------------------------------------------

Pyramis is a registered service mark of FMR LLC. Used under license.

    INVESTMENT OBJECTIVES/POLICIES      STYLE/          PORTFOLIO
                                         TYPE           ADVISOR/
                                                       SUBADVISOR
-------------------------------------------------------------------------
 AST First Trust Balanced Target         ASSET     First Trust Advisors
 Portfolio: seeks long-term capital     ALLOCA-           L.P.
 growth balanced by current income.      TION
 The Portfolio seeks to achieve its
 objective by investing approximately
 65% of its net assets in equity
 securities and approximately 35% of
 its net assets in fixed- income
 securities as of the annual security
 selection date. Depending on market
 conditions, the equity portion may
 range between 60-70% of the
 Portfolio’s net assets and the
 fixed-income portion may range
 between 30-40% of the Portfolio’s
 net assets. The revised allocations
 do not take into account the
 potential investment of up to 5% of
 the Portfolio’s assets in the
 “liquidity” investment sleeve. In
 seeking to achieve its investment
 objective, the Portfolio allocates
 its assets across multiple uniquely
 specialized investment strategies.
 On or about the annual selection
 date (currently March 1 under normal
 circumstances), the Portfolio
 establishes both the percentage
 allocations among the various
 investment strategies under normal
 circumstances and the percentage
 allocation of each security’s
 position within each of the
 investment strategies that invest
 primarily in equity securities.
-------------------------------------------------------------------------
 AST First Trust Capital Appreciation    ASSET     First Trust Advisors
 Target Portfolio: seeks long-term      ALLOCA-           L.P.
 capital growth. The Portfolio seeks     TION
 to achieve its objective by
 investing approximately 80% of its
 net assets in equity securities and
 approximately 20% of its net assets
 in fixed-income securities as of the
 annual security selection date.
 Depending on market conditions, the
 equity portion may range between
 75-85% of the Portfolio’s net assets
 and the fixed- income portion may
 range between 15-25% of the
 Portfolio’s net assets. The revised
 allocations do not take into account
 the potential investment of up to 5%
 of the Portfolio’s assets in the
 “liquidity” investment sleeve. In
 seeking to achieve its investment
 objective, the Portfolio allocates
 its assets across multiple uniquely
 specialized investment strategies.
 On or about the annual selection
 date (currently March 1 under normal
 circumstances), the Portfolio
 establishes both the percentage
 allocations among the various
 investment strategies under normal
 circumstances and the percentage
 allocation of each security’s
 position within each of the
 investment strategies that invest
 primarily in equity securities.
-------------------------------------------------------------------------
 AST Franklin Templeton Founding         ASSET     Franklin Advisers,
 Funds Allocation Portfolio: seeks      ALLOCA-      Inc.; Franklin
 capital appreciation while its          TION       Mutual Advisers,
 secondary investment objective will                 LLC; Templeton
 be to seek income. Under normal                     Global Advisors
 market conditions the Portfolio will                    Limited
 seek to achieve its investment
 objectives by allocating 33 1/3% of
 its assets to each of the
 Portfolio’s three subadvisors. The
 Portfolio will normally invest in a
 combination of domestic and foreign
 equity and fixed-income and money
 market securities. Depending upon
 the Portfolio’s ability to achieve
 the necessary asset scale, the
 Trust’s ability to implement certain
 legal agreements and custody
 arrangements, and market, economic,
 and financial conditions as of the
 Portfolio’s commencement of
 operations, it may take several
 weeks for the Portfolio’s assets to
 be fully invested in accordance with
 its investment objective and
 policies. During that time, it is
 anticipated that all or a portion of
 the Portfolio’s assets will be
 invested in high grade, short term
 debt securities (both fixed and
 floating rate), money market funds,
 short-term bond funds,
 exchange-traded funds, and/or index
 futures contracts. A relatively long
 initial investment period may
 negatively affect the Portfolio’s
 investment return and ability to
 achieve its investment objective.
-------------------------------------------------------------------------
 AST Global Real Estate Portfolio:     SPECIALTY     Prudential Real
 seeks capital appreciation and                     Estate Investors
 income. The Portfolio will normally
 invest at least 80% of its
 investable assets (net assets plus
 any borrowing made for investment
 purposes) in equity-related
 securities of real estate companies.
 The Portfolio will invest in
 equity-related securities of real
 estate companies on a global basis
 and the Portfolio may invest up to
 15% of its net assets in ownership
 interests in commercial real estate
 through investments in private real
 estate.
-------------------------------------------------------------------------
 AST Goldman Sachs Concentrated        LARGE CAP      Goldman Sachs
 Growth Portfolio: seeks long-term      GROWTH      Asset Management,
 growth of capital. The Portfolio                         L.P.
 will pursue its objective by
 investing primarily in equity
 securities of companies that the
 subadvisor believes have the
 potential to achieve capital
 appreciation over the long-term. The
 Portfolio seeks to achieve its
 investment objective by investing,
 under normal circumstances, in
 approximately 30 - 45 companies that
 are considered by the subadvisor to
 be positioned for long-term growth.
-------------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES      STYLE/         PORTFOLIO
                                         TYPE           ADVISOR/
                                                       SUBADVISOR
------------------------------------------------------------------------
 AST Goldman Sachs Large-Cap Value     LARGE CAP     Goldman Sachs
 Portfolio: seeks long-term growth of    VALUE     Asset Management,
 capital. The Portfolio seeks to                          L.P.
 achieve its investment objective by
 investing in value opportunities
 that the subadvisor, defines as
 companies with identifiable
 competitive advantages whose
 intrinsic value is not reflected in
 the stock price. The Portfolio
 invests, under normal circumstances,
 at least 80% of its net assets in a
 diversified portfolio of equity
 investments in large-cap U.S.
 issuers with public stock market
 capitalizations within the range of
 the market capitalization of
 companies in the Russell 1000 Value
 Index at the time of investment.
------------------------------------------------------------------------
 AST Goldman Sachs Mid-Cap Growth       MID CAP      Goldman Sachs
 Portfolio: seeks long-term growth of   GROWTH     Asset Management,
 capital. The Portfolio pursues its                       L.P.
 investment objective, by investing
 primarily in equity securities
 selected for their growth potential,
 and normally invests at least 80% of
 the value of its assets in
 medium-sized companies. Medium-sized
 companies are those whose market
 capitalizations (measured at the
 time of investment) fall within the
 range of companies in the Russell
 Mid Cap Growth Index. The subadvisor
 seeks to identify individual
 companies with earnings growth
 potential that may not be recognized
 by the market at large.
------------------------------------------------------------------------
 AST Goldman Sachs Small-Cap Value     SMALL CAP     Goldman Sachs
 Portfolio: seeks long-term capital      VALUE     Asset Management,
 appreciation. The Portfolio will                         L.P.
 seek its objective through
 investments primarily in equity
 securities that are believed to be
 undervalued in the marketplace. The
 Portfolio will invest, under normal
 circumstances, at least 80% of the
 value of its assets in small
 capitalization companies. The
 Portfolio generally defines small
 capitalization companies as
 companies with market
 capitalizations that are within the
 range of the Russell 2000 Value
 Index at the time of purchase.
------------------------------------------------------------------------
 AST High Yield Portfolio: seeks         FIXED        J.P. Morgan
 maximum total return, consistent       INCOME         Investment
 with preservation of capital and                  Management, Inc.;
 prudent investment management. The                    Prudential
 Portfolio will invest, under normal                   Investment
 circumstances, at least 80% of its                 Management, Inc.
 net assets plus any borrowings for
 investment purposes (measured at
 time of purchase) in non-investment
 grade high yield (also known as
 “junk bonds”) fixed-income
 investments which may be represented
 by forwards or derivatives such as
 options, futures contracts, or swap
 agreements. Non-investment grade
 investments are securities rated Ba
 or lower by Moody’s Investors
 Services, Inc. or equivalently rated
 by Standard & Poor’s Corporation, or
 Fitch, or, if unrated, determined by
 the subadvisor to be of comparable
 quality.
------------------------------------------------------------------------
 AST Horizon Moderate Asset              ASSET          Horizon
 Allocation Portfolio: seeks the         ALLOCA     Investments, LLC
 highest potential total return          TION
 consistent with its specified level
 of risk tolerance. Under normal
 circumstances, at least 90% of the
 Portfolio’s assets will be invested
 in other portfolios of Advanced
 Series Trust (the underlying
 portfolios) while no more than 10%
 of the Portfolio’s assets may be
 invested in exchange traded funds
 (ETFs). Under normal market
 conditions, the Portfolio will
 devote from 40% to 60% of its net
 assets to underlying portfolios and
 ETFs investing primarily in equity
 securities, and from 40% to 60% of
 its net assets to underlying
 portfolios and ETFs investing
 primarily in debt securities and
 money market instruments.
------------------------------------------------------------------------
 AST International Growth Portfolio:     INTER     Jennison Associates
 seeks long-term capital growth.       NATIONAL       LLC; Marsico
 Under normal circumstances, the        EQUITY          Capital
 Portfolio invests at least 80% of                  Management, LLC;
 the value of its assets in                         William Blair &
 securities of issuers that are                       Company, LLC
 economically tied to countries other
 than the United States. Although the
 Portfolio intends to invest at least
 80% of its assets in the securities
 of issuers located outside the
 United States, it may at times
 invest in U.S. issuers and it may
 invest all of its assets in fewer
 than five countries or even a single
 country. The Portfolio looks
 primarily for stocks of companies
 whose earnings are growing at a
 faster rate than other companies or
 which offer attractive growth.
------------------------------------------------------------------------
 AST International Value Portfolio:      INTER         LSV Asset
 seeks capital growth. The Portfolio   NATIONAL       Management;
 normally invests at least 80% of the   EQUITY         Thornburg
 Portfolio’s investable assets in                      Investment
 equity securities. The Portfolio                   Management, Inc.
 will invest at least 65% of its net
 assets in the equity securities of
 companies in at least three
 different countries, without limit
 as to the amount of assets that may
 be invested in a single country.
------------------------------------------------------------------------
 AST Investment Grade Bond Portfolio:    FIXED         Prudential
 seeks to maximize total return,        INCOME         Investment
 consistent with the preservation of                Management, Inc.
 capital and liquidity needs. Under
 normal market conditions the
 Portfolio invests at least 80% of
 its investable assets in bonds.
 Please note that you may not make
 purchase payments to this Portfolio,
 and that this Portfolio is available
 only with certain living benefits.
------------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES       STYLE/         PORTFOLIO
                                          TYPE           ADVISOR/
                                                        SUBADVISOR
-------------------------------------------------------------------------
 AST Jennison Large-Cap Growth         LARGE CAP    Jennison Associates
 Portfolio: seeks long-term growth of    GROWTH            LLC
 capital. Under normal market
 conditions, the Portfolio will
 invest at least 80% of its
 investable assets in the equity and
 equity-related securities of
 large-capitalization companies
 measured, at the time of purchase,
 to be within the market
 capitalization of the Russell
 1000(R) Index. In deciding which
 equity securities to buy, the
 subadvisor will use a growth
 investment style and will invest in
 stocks it believes could experience
 superior sales or earnings growth,
 or high returns on equity and
 assets. Stocks are selected on a
 company-by-company basis using
 fundamental analysis. The companies
 in which the subadvisor will invest
 generally tend to have a unique
 market niche, a strong new product
 profile or superior management.
-------------------------------------------------------------------------
 AST Jennison Large-Cap Value          LARGE CAP    Jennison Associates
 Portfolio: seeks capital                VALUE             LLC
 appreciation. Under normal market
 conditions, the Portfolio will
 invest at least 80% of its
 investable assets in the equity and
 equity-related securities of
 large-capitalization companies
 measured, at the time of purchase,
 to be within the market
 capitalization of the Russell
 1000(R) Index. In deciding which
 equity securities to buy, the
 subadvisor will use a value
 investment style and will invest in
 common stocks that it believes are
 being valued at a discount to their
 intrinsic value, as defined by the
 value of their earnings, free cash
 flow, the value of their assets,
 their private market value, or some
 combination of these factors.
-------------------------------------------------------------------------
 AST J.P. Morgan Global Thematic         ASSET         J.P. Morgan
 Portfolio (formerly AST Horizon       ALLOCATION       Investment
 Growth Asset Allocation Portfolio):                 Management, Inc.
 seeks capital appreciation
 consistent with its specified level
 of risk tolerance. The Portfolio
 will provide exposure to a long-term
 strategic asset allocation while
 having the flexibility to express
 shorter-term tactical views by
 capitalizing upon market
 opportunities globally. The
 Portfolio will invest across a broad
 range of asset classes, including,
 without limitation, domestic equity
 and debt, international and global
 developed equity, emerging markets
 equity and debt, high yield debt,
 convertible bonds, and real estate
 investment trusts. The Portfolio
 will invest primarily in individual
 securities in order to meet its
 investment objective and will also
 utilize derivative instruments for
 tactical positioning and risk
 management. Under normal
 circumstances, approximately 65% of
 the Portfolio’s net assets (ranging
 between 55-75% depending on market
 conditions) will be invested to
 provide exposure to equity
 securities and approximately 35% of
 its net assets (ranging between
 25-45% depending on market
 conditions) will be invested to
 provide exposure to fixed-income
 securities. Such exposures may be
 obtained through: (i) the purchase
 of “physical” securities (e.g.,
 common stocks, bonds, etc.); (ii)
 the use of derivatives (e.g.,
 options and futures contracts on
 indices, securities, and
 commodities, currency forwards,
 etc.); and (iii) the purchase of
 certain exchange-traded funds.
-------------------------------------------------------------------------
 AST JPMorgan International Equity        INTER        J.P. Morgan
 Portfolio: seeks capital growth. The   NATIONAL        Investment
 Portfolio seeks to meet its             EQUITY      Management, Inc.
 objective by investing, under normal
 market conditions, at least 80% of
 its assets in equity securities. The
 Portfolio seeks to meet its
 investment objective by normally
 investing primarily in a diversified
 portfolio of equity securities of
 companies located or operating in
 developed non-U.S. countries and
 emerging markets of the world. The
 equity securities will ordinarily be
 traded on a recognized foreign
 securities exchange or traded in a
 foreign over-the-counter market in
 the country where the issuer is
 principally based, but may also be
 traded in other countries including
 the United States.
-------------------------------------------------------------------------
 AST JPMorgan Strategic Opportunities    ASSET         J.P. Morgan
 Portfolio: seeks to maximize return     ALLOCA-        Investment
 compared to the benchmark through        TION       Management, Inc.
 security selection and tactical
 asset allocation. The Portfolio
 invests in securities and financial
 instruments (including derivatives)
 to gain exposure to global equity,
 global fixed income and cash
 equivalent markets, including global
 currencies. The Portfolio may invest
 in developed and emerging markets
 securities, domestic and foreign
 fixed income securities (including
 non-investment grade bonds or “junk
 bonds”), and real estate investment
 trusts (REITs) of issuers located
 within and outside the United States
 or in open-end investment companies
 advised by J.P. Morgan Investment
 Management, Inc., the Portfolio’s
 subadvisor, to gain exposure to
 certain global equity and global
 fixed income markets.
-------------------------------------------------------------------------
 AST Large-Cap Value Portfolio: seeks  LARGE CAP    Hotchkis and Wiley
 current income and long-term growth     VALUE           Capital
 of income, as well as capital                       Management, LLC
 appreciation. The Portfolio invests,
 under normal circumstances, at least
 80% of its net assets in securities
 of large capitalization companies.
 Large capitalization companies are
 those companies with market
 capitalizations within the market
 capitalization range of the Russell
 1000 Value Index.
-------------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES      STYLE/         PORTFOLIO
                                         TYPE          ADVISOR/
                                                      SUBADVISOR
-----------------------------------------------------------------------
 AST Lord Abbett Core-Fixed Income       FIXED     Lord, Abbett & Co.
 Portfolio: seeks income and capital    INCOME            LLC
 appreciation to produce a high total
 return. Under normal market
 conditions, the Portfolio pursues
 its investment objective by
 investing at least 80% of its net
 assets in fixed-income securities.
 The Portfolio primarily invests in
 securities issued or guaranteed by
 the U.S. government, its agencies or
 government-sponsored enterprises;
 investment grade debt securities of
 U.S. issuers; investment grade debt
 securities of non-U.S. issuers that
 are denominated in U.S. dollars;
 mortgage-backed and other
 asset-backed securities; senior
 loans, and loan participations and
 assignments; and derivative
 instruments, such as options,
 futures contracts, forward contracts
 and swap agreements.
-----------------------------------------------------------------------
 AST Marsico Capital Growth            LARGE CAP    Marsico Capital
 Portfolio: seeks capital growth.       GROWTH      Management, LLC
 Income realization is not an
 investment objective and any income
 realized on the Portfolio’s
 investments, therefore, will be
 incidental to the Portfolio’s
 objective. The Portfolio will pursue
 its objective by investing primarily
 in common stocks of large companies
 that are selected for their growth
 potential. Large capitalization
 companies are companies with market
 capitalizations within the market
 capitalization range of the Russell
 1000 Growth Index. In selecting
 investments for the Portfolio, the
 subadvisor uses an approach that
 combines “top down” macroeconomic
 analysis with “bottom up” stock
 selection. The “top down” approach
 identifies sectors, industries and
 companies that may benefit from the
 trends the subadvisor has observed.
 The subadvisor then looks for
 individual companies that are
 expected to offer earnings growth
 potential that may not be recognized
 by the market at large, utilizing a
 “bottom up” stock selection process.
 The Portfolio will normally hold a
 core position of between 35 and 50
 common stocks. The Portfolio may
 hold a limited number of additional
 common stocks at times when the
 portfolio manager is accumulating
 new positions, phasing out and
 replacing existing positions or
 responding to exceptional market
 conditions.
-----------------------------------------------------------------------
 AST MFS Global Equity Portfolio:        INTER       Massachusetts
 seeks capital growth. Under normal    NATIONAL    Financial Services
 circumstances the Portfolio invests    EQUITY          Company
 at least 80% of its net assets in
 equity securities. The Portfolio may
 invest in the securities of U.S. and
 foreign issuers (including issuers
 in emerging market countries). While
 the Portfolio may invest its assets
 in companies of any size, the
 Portfolio generally focuses on
 companies with relatively large
 market capitalizations.
-----------------------------------------------------------------------
 AST MFS Growth Portfolio: seeks       LARGE CAP     Massachusetts
 long-term capital growth and future,   GROWTH     Financial Services
 rather than current income. Under                      Company
 normal market conditions, the
 Portfolio invests at least 80% of
 its net assets in common stocks and
 related securities, such as
 preferred stocks, convertible
 securities and depositary receipts.
 The subadvisor focuses on investing
 the Portfolio’s assets in the stocks
 of companies it believes to have
 above-average earnings growth
 potential compared to other
 companies. The subadvisor uses a
 “bottom up” as opposed to a “top
 down” investment style in managing
 the Portfolio.
-----------------------------------------------------------------------
 AST MFS Large-Cap Value Portfolio:    LARGE CAP     Massachusetts
 seeks capital appreciation. The         VALUE     Financial Services
 Portfolio seeks to achieve its                         Company
 investment objective by investing at
 least 80% of its net assets in
 issuers with large market
 capitalizations of at least $5
 billion at the time of purchase. The
 Portfolio will invest primarily in
 equity securities and may invest in
 foreign securities. The subadviser
 focuses on investing the Portfolio’s
 assets in the stocks of companies it
 believes are undervalued compared to
 their perceived worth (value
 companies). The subadviser uses a
 “bottom-up” investment approach to
 buying and selling investments for
 the Portfolio. Investments are
 selected primarily based on
 fundamental analysis of individual
 issuers. Quantitative models that
 systematically evaluate issuers may
 also be considered
-----------------------------------------------------------------------
 AST Mid-Cap Value Portfolio: seeks     MID CAP         EARNEST
 to provide capital growth by            VALUE      Partners, LLC;
 investing primarily in                              WEDGE Capital
 mid-capitalization stocks that                    Management L.L.P.
 appear to be undervalued. The
 Portfolio invests, under normal
 circumstances, at least 80% of the
 value of its net assets in
 mid-capitalization companies.
 Mid-capitalization companies are
 generally those that have market
 capitalizations, at the time of
 purchase, within the market
 capitalization range of companies
 included in the Russell Midcap(R)
 Value Index during the previous 12
 months based on month-end data.
-----------------------------------------------------------------------
 AST Money Market Portfolio: seeks       FIXED        Prudential
 high current income and maintain       INCOME        Investment
 high levels of liquidity. The                     Management, Inc.
 Portfolio invests in high-quality
 money market instruments and seeks
 to maintain a stable net asset value
 (NAV) of $1 per share.
-----------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES      STYLE/         PORTFOLIO
                                         TYPE          ADVISOR/
                                                      SUBADVISOR
------------------------------------------------------------------------
 AST Neuberger Berman Core Bond         FIXED      Neuberger Berman
 Portfolio: seeks to maximize total     INCOME     Fixed Income LLC
 return consistent with the
 preservation of capital. Under
 normal circumstances the Portfolio
 invests at least 80% of its
 investable assets in bonds and other
 debt securities. All of the debt
 securities in which the Portfolio
 invests will be investment grade
 under normal circumstances.
------------------------------------------------------------------------
 AST Neuberger Berman Mid-Cap Growth   MID CAP     Neuberger Berman
 Portfolio: seeks capital growth.       GROWTH      Management LLC
 Under normal market conditions, the
 Portfolio invests at least 80% of
 its net assets in the common stocks
 of mid-capitalization companies.
 Mid-capitalization companies are
 those companies whose market
 capitalization is within the range
 of market capitalizations of
 companies in the Russell Midcap(R)
 Growth Index. Using fundamental
 research and quantitative analysis,
 the subadvisor looks for
 fast-growing companies with
 above-average sales and competitive
 returns on equity relative to their
 peers.
------------------------------------------------------------------------
 AST Neuberger Berman/LSV Mid-Cap      MID CAP         LSV Asset
 Value Portfolio: seeks capital         VALUE         Management;
 growth. Under normal market                       Neuberger Berman
 conditions, the Portfolio invests at               Management LLC
 least 80% of its net assets in the
 common stocks of medium
 capitalization companies. Companies
 with market capitalizations that
 fall within the range of the Russell
 Midcap(R) Value Index at the time of
 investment are considered medium
 capitalization companies. Some of
 the Portfolio’s assets may be
 invested in the securities of
 large-cap companies as well as in
 small-cap companies.
------------------------------------------------------------------------
 AST New Discovery Asset Allocation     ASSET     Bradford & Marzec,
 Portfolio (formerly AST American       ALLOCA-       LLC; Brown
 Century Income & Growth Portfolio):     TION       Advisory, LLC;
 seeks total return. Total return is                C.S. McKee, LP;
 comprised of capital appreciation                      EARNEST
 and income. Under normal                           Partners, LLC;
 circumstances, approximately 70% of               Epoch Investment
 the Portfolio’s assets will be                     Partners, Inc.;
 allocated to a combination of                    Security Investors,
 domestic and international equity                  LLC; Thompson,
 strategies and approximately 30% of               Siegel & Walmsley
 Portfolio’s assets will be allocated                     LLC
 to certain U.S. fixed-income
 investment strategies and a
 liquidity strategy. Depending upon
 the Portfolio’s ability to achieve
 the necessary asset scale, the
 Trust’s ability to implement certain
 legal agreements and custody
 arrangements, and market, economic,
 and financial conditions as of the
 Portfolio’s commencement of
 operations, it may take several
 weeks for the Portfolio’s assets to
 be fully invested in accordance with
 its investment objective and
 policies. During that time, it is
 anticipated that all or a portion of
 the Portfolio’s assets will be
 invested in high grade, short term
 debt securities (both fixed and
 floating rate), money market funds,
 short-term bond funds,
 exchange-traded funds, and/or index
 futures contracts. A relatively long
 initial investment period may
 negatively affect the Portfolio’s
 investment return and ability to
 achieve its investment objective.
------------------------------------------------------------------------
 AST Parametric Emerging Markets         INTER    Parametric Portfolio
 Equity Portfolio: seeks long-term     NATIONAL     Associates LLC
 capital appreciation. The Portfolio    EQUITY
 normally invests at least 80% of its
 net assets in equity securities of
 issuers (i) located in emerging
 market countries, which are
 generally those not considered to be
 developed market countries, or (ii)
 included (or considered for
 inclusion) as emerging markets
 issuers in one or more broad-based
 market indices. Emerging market
 countries are generally countries
 not considered to be developed
 market countries, and therefore not
 included in the MSCI World Index.
 The Portfolio seeks to employ a
 top-down, disciplined and structured
 investment process that emphasizes
 broad exposure and diversification
 among emerging market countries,
 economic sectors and issuers.
------------------------------------------------------------------------
 AST PIMCO Limited Maturity Bond        FIXED     Pacific Investment
 Portfolio: seeks to maximize total     INCOME        Management
 return consistent with preservation                  Company LLC
 of capital and prudent investment                      (PIMCO)
 management. The Portfolio will
 invest, under normal circumstances,
 at least 80% of the value of its net
 assets in fixed- income investments,
 which may be represented by forwards
 or derivatives such as options,
 futures contracts, or swap
 agreements. The average portfolio
 duration normally varies within a
 one-to-three year time-frame based
 on the subadvisor’s forecast of
 interest rates. Portfolio holdings
 are concentrated in areas of the
 bond market (based on quality,
 sector, interest rate or maturity)
 that the subadvisor believes to be
 relatively undervalued. The
 Portfolio may invest up to 10% total
 assets in non-investment grade bonds
 which are commonly known as “junk
 bonds”.
------------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES       STYLE/         PORTFOLIO
                                          TYPE          ADVISOR/
                                                       SUBADVISOR
------------------------------------------------------------------------
 AST PIMCO Total Return Bond              FIXED     Pacific Investment
 Portfolio: seeks to maximize total      INCOME        Management
 return consistent with preservation                   Company LLC
 of capital and prudent investment                       (PIMCO)
 management. The Portfolio will
 invest, under normal circumstances,
 at least 80% of the value of its net
 assets in fixed income investments,
 which may be represented by forwards
 or derivatives such as options,
 futures contracts, or swap
 agreements. The average portfolio
 duration normally varies within two
 years (+/-) of the duration of the
 Barclay’s Capital U.S. Aggregate
 Bond Index. Portfolio holdings are
 concentrated in areas of the bond
 market (based on quality, sector,
 interest rate or maturity) that the
 subadvisor believes to be relatively
 undervalued. The Portfolio may
 invest up to 10% total assets in
 non-investment grade bonds which are
 commonly known as “junk bonds”.
------------------------------------------------------------------------
 AST Preservation Asset Allocation        ASSET        Prudential
 Portfolio: seeks to obtain a total      ALLOCA-    Investments LLC;
 return consistent with its specified     TION        Quantitative
 level of risk. The Portfolio                          Management
 primarily invests its assets in a                   Associates LLC
 diversified portfolio of other
 mutual funds, within the Advanced
 Series Trust and certain affiliated
 money market funds. Under normal
 market conditions, the Portfolio
 will devote approximately 35% of its
 net assets to underlying portfolios
 investing primarily in equity
 securities (with a range of 27.5% to
 42.5%), and 65% of its net assets to
 underlying portfolios investing
 primarily in debt securities and
 money market instruments (with a
 range of 57.5% to 72.5%). The
 Portfolio is not limited to
 investing exclusively in shares of
 the underlying portfolios and may
 invest in securities, exchange
 traded funds (ETFs), and futures
 contracts, swap agreements and other
 financial and derivative instruments.
------------------------------------------------------------------------
 AST Prudential Core Bond Portfolio:      FIXED        Prudential
 seeks to maximize total return          INCOME        Investment
 consistent with the long-term                      Management, Inc.
 preservation of capital. The
 Portfolio will invest, under normal
 circumstances, at least 80% of its
 net assets in intermediate and
 long-term debt obligations and high
 quality money market instruments.
 The Portfolio will invest, under
 normal circumstances, at least 80%
 of its net assets in intermediate
 and long-term debt obligations that
 are rated investment grade by the
 major ratings services, or if
 unrated, considered to be of
 comparable quality by the
 subadvisor, and high quality money
 market instruments. Likewise, the
 Portfolio may invest up to 20% of
 its net assets in
 high-yield/high-risk debt securities
 (commonly known as “junk bonds”).
 The Portfolio also may invest up to
 20% of its total assets in debt
 securities issued outside the U.S.
 by U.S. or foreign issuers, whether
 or not such securities are
 denominated in the U.S. dollar.
------------------------------------------------------------------------
 AST QMA US Equity Alpha Portfolio:     LARGE CAP     Quantitative
 seeks long term capital                  BLEND        Management
 appreciation. The Portfolio utilizes                Associates LLC
 a long/short investment strategy and
 will normally invest at least 80% of
 its net assets plus borrowings in
 equity and equity related securities
 of US issuers. The Portfolio seeks
 to produce returns that exceed those
 of its benchmark index, the Russell
 1000(R), which is comprised of
 stocks representing more than 90% of
 the market cap of the US market and
 includes the largest 1000 securities
 in the Russell 3000(R) Index.
------------------------------------------------------------------------
 AST Schroders Global Tactical            ASSET         Schroder
 Portfolio (formerly AST CLS Growth       ALLOCA       Investment
 Asset Allocation Portfolio): seeks       TION      Management North
 to outperform its blended                            America Inc./
 performance benchmark. The blended                     Schroder
 benchmark is comprised of 45%                         Investment
 Russell 3000, 12.5% MSCI EAFE (USD                 Management North
 Hedged), 12.5% MSCI EAFE (Local),                    America Ltd.
 and 30% Barclays Capital U.S.
 Aggregate Bond Index. The Portfolio
 is a multi asset-class fund that
 allocates its assets among various
 regions and countries throughout the
 world, including the United States
 (but in no less than three
 countries). The subadvisors use
 various investment strategies,
 currency hedging, and a global
 tactical asset allocation strategy
 in order to help the Portfolio
 achieve its investment objective.
 Under normal circumstances,
 approximately 70% of the Portfolio’s
 net assets are invested to provide
 exposure to equity securities and
 approximately 30% of its net assets
 are invested to provide exposure to
 fixed-income securities. Depending
 on market conditions, such equity
 exposure may range between 60-80% of
 the Portfolio’s net assets and such
 fixed-income exposure may range
 between 20-40% of its net assets.
------------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES      STYLE/         PORTFOLIO
                                         TYPE           ADVISOR/
                                                       SUBADVISOR
------------------------------------------------------------------------
 AST Schroders Multi-Asset World         ASSET          Schroder
 Strategies Portfolio: seeks            ALLOCA-        Investment
 long-term capital appreciation. The     TION       Management North
 Portfolio seeks to achieve its                      America Inc./
 objective through a flexible global                    Schroder
 asset allocation approach. This                       Investment
 approach entails investing in                      Management North
 traditional asset classes, such as                   America Ltd.
 equity and fixed-income investments,
 and alternative asset classes, such
 as investments in real estate,
 commodities, currencies, private
 equity, non-investment grade bonds,
 Emerging Market Debt and absolute
 return strategies. The subadvisors
 seek to emphasize the management of
 risk and volatility. Exposure to
 different asset classes and
 investment strategies will vary over
 time based upon the subadvisor’s
 assessments of changing market,
 economic, financial and political
 factors and events.
------------------------------------------------------------------------
 AST Small-Cap Growth Portfolio:       SMALL CAP      Eagle Asset
 seeks long-term capital growth. The    GROWTH     Management, Inc.;
 Portfolio pursues its objective by                  Emerald Mutual
 investing, under normal                             Fund Advisers
 circumstances, at least 80% of the                      Trust
 value of its assets in
 small-capitalization companies.
 Small-capitalization companies are
 those companies with a market
 capitalization, at the time of
 purchase, no larger than the largest
 capitalized company included in the
 Russell 2000(R) Growth Index at the
 time of the Portfolio’s investment.
------------------------------------------------------------------------
 AST Small-Cap Value Portfolio: seeks  SMALL CAP      ClearBridge
 to provide long-term capital growth     VALUE     Advisors, LLC; J.P.
 by investing primarily in                         Morgan Investment
 small-capitalization stocks that                  Management, Inc.;
 appear to be undervalued. The                     Lee Munder Capital
 Portfolio invests, under normal                       Group, LLC
 circumstances, at least 80% of the
 value of its net assets in small
 capitalization stocks. Small
 capitalization stocks are the stocks
 of companies with market
 capitalization that are within the
 market capitalization range of the
 Russell 2000(R) Value Index at the
 time of purchase. Each subadvisor
 expects to utilize different
 investment strategies to achieve the
 Portfolio’s objective.
------------------------------------------------------------------------
 AST T. Rowe Price Asset Allocation      ASSET       T. Rowe Price
 Portfolio: seeks a high level of        ALLOCA     Associates, Inc.
 total return by investing primarily     TION
 in a diversified portfolio of equity
 and fixed income securities. The
 Portfolio normally invests
 approximately 60% of its total
 assets in equity securities and 40%
 in fixed income securities. This mix
 may vary over shorter time periods:
 the equity portion may range between
 50-70% and the fixed-income portion
 may range between 30-50%. The
 subadvisor concentrates common stock
 investments in larger, more
 established companies, but the
 Portfolio may include small and
 medium-sized companies with good
 growth prospects. The fixed income
 portion of the Portfolio will be
 allocated among investment grade
 securities, high yield or “junk”
 bonds, emerging market securities,
 foreign high quality debt securities
 and cash reserves.
------------------------------------------------------------------------
 AST T. Rowe Price Equity Income       LARGE CAP     T. Rowe Price
 Portfolio (formerly AST                 VALUE      Associates, Inc.
 AllianceBernstein Core Value
 Portfolio): seeks substantial
 dividend income as well as long-term
 growth of capital through
 investments in the common stocks of
 established companies. The Portfolio
 will normally invest at least 80% of
 its net assets (including any
 borrowings for investment purposes)
 in common stocks, with 65% of net
 assets (including any borrowings for
 investment purposes) in
 dividend-paying common stocks of
 well-established companies. The
 Portfolio will typically employ a
 “value” approach in selecting
 investments. T. Rowe Price’s
 research team will seek companies
 that appear to be undervalued by
 various measures and may be
 temporarily out of favor but have
 good prospects for capital
 appreciation and dividend growth. In
 selecting investments, T. Rowe Price
 generally will look for companies in
 the aggregate with an established
 operating history, above-average
 dividend yield relative to the S&P
 500 Index, low price/earnings ratio
 relative to the S&P 500 Index, a
 sound balance sheet and other
 positive financial characteristics,
 and low stock price relative to a
 company’s underlying value as
 measured by assets, cash flow, or
 business franchises.
------------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES      STYLE/         PORTFOLIO
                                         TYPE          ADVISOR/
                                                      SUBADVISOR
-----------------------------------------------------------------------
 AST T. Rowe Price Global Bond           FIXED       T. Rowe Price
 Portfolio: seeks to provide high       INCOME     Associates, Inc. /
 current income and capital growth by                T. Rowe Price
 investing in high-quality foreign                 International Ltd
 and U.S. dollar-denominated bonds.                     (TRPIL)
 The Portfolio will normally invest
 at least 80% of its total assets in
 fixed income securities. The
 Portfolio invests in all types of
 bonds, including those issued or
 guaranteed by U.S. or foreign
 governments or their agencies and by
 foreign authorities, provinces and
 municipalities as well as investment
 grade corporate bonds,
 mortgage-related and asset- backed
 securities, and high-yield bonds of
 U.S. and foreign issuers. The
 Portfolio generally invests in
 countries where the combination of
 fixed-income returns and currency
 exchange rates appears attractive,
 or, if the currency trend is
 unfavorable, where the subadvisor
 believes that the currency risk can
 be minimized through hedging. The
 Portfolio may also invest in
 convertible securities, commercial
 paper and bank debt and loan
 participations. The Portfolio may
 invest up to 20% of its assets in
 the aggregate in below
 investment-grade, high-risk bonds
 (“junk bonds”) and emerging market
 bonds. In addition, the Portfolio
 may invest up to 30% of its assets
 in mortgage-related (including
 mortgage dollar rolls and
 derivatives, such as collateralized
 mortgage obligations and stripped
 mortgage securities) and
 asset-backed securities. The
 Portfolio may invest in futures,
 swaps and other derivatives in
 keeping with its objective.
-----------------------------------------------------------------------
 AST T. Rowe Price Large-Cap Growth    LARGE CAP     T. Rowe Price
 Portfolio: seeks long-term growth of   GROWTH     Associates, Inc.
 capital by investing predominantly
 in the equity securities of a
 limited number of large, carefully
 selected, high-quality U.S.
 companies that are judged likely to
 achieve superior earnings growth.
 The Portfolio takes a growth
 approach to investment selection and
 normally invests at least 80% of its
 net assets in the common stocks of
 large companies. Large companies are
 defined as those whose market
 capitalization is larger than the
 median market capitalization of
 companies in the Russell 1000 Growth
 Index as of the time of purchase.
-----------------------------------------------------------------------
 AST T. Rowe Price Natural Resources   SPECIALTY     T. Rowe Price
 Portfolio: seeks long-term capital                Associates, Inc.
 growth primarily through investing
 in the common stocks of companies
 that own or develop natural
 resources (such as energy products,
 precious metals and forest products)
 and other basic commodities. The
 Portfolio invests, under normal
 circumstances, at least 80% of the
 value of its assets in natural
 resource companies. The Portfolio
 may also invest in non-resource
 companies with the potential for
 growth. The Portfolio looks for
 companies that have the ability to
 expand production, to maintain
 superior exploration programs and
 production facilities, and the
 potential to accumulate new
 resources. Although the Portfolio is
 primarily invested in U.S.
 securities, up to 50% of total
 assets also may be invested in
 foreign securities.
-----------------------------------------------------------------------
 AST Wellington Management Hedged        ASSET        Wellington
 Equity Portfolio: seeks to              ALLOCA       Management
 outperform a mix of 50% Russell 3000    TION        Company, LLP
 Index, 20% MSCI EAFE Index, and 30%
 Treasury Bill Index over a full
 market cycle by preserving capital
 in adverse markets utilizing an
 options strategy while maintaining
 equity exposure to benefit from up
 markets through investments in
 Wellington Management’s equity
 investment strategies. The Portfolio
 will use a broad spectrum of
 Wellington Management’s equity
 investment strategies to invest in a
 broadly diversified portfolio of
 common stocks while also pursuing an
 equity index option overlay
 strategy. The equity index option
 overlay strategy is designed to help
 mitigate capital losses in adverse
 market environments and employs a
 put/spread collar to meet this goal.
 The Portfolio will normally invest
 at least 80% of its assets in common
 stocks of small, medium and large
 companies and may also invest up to
 30% of its assets in equity
 securities of foreign issuers and
 non-dollar denominated securities.
-----------------------------------------------------------------------
 AST Western Asset Core Plus Bond        FIXED       Western Asset
 Portfolio: seeks to maximize total     INCOME        Management
 return, consistent with prudent                        Company
 investment management and liquidity
 needs, by investing to obtain the
 average duration specified for the
 Portfolio. The Portfolio invests,
 under normal circumstances, at least
 80% of the value of its assets in
 debt and fixed-income securities.
 The Portfolio’s current target
 average duration is generally 2.5 to
 7 years. The Portfolio pursues this
 objective by investing in all major
 fixed income sectors with a bias
 towards non-Treasuries. The
 Portfolio has the ability to invest
 up to 20% in below investment grade
 securities. Securities rated below
 investment grade are commonly known
 as “junk bonds” or “high yield”
 securities.
-----------------------------------------------------------------------

    INVESTMENT OBJECTIVES/POLICIES      STYLE/       PORTFOLIO
                                        TYPE         ADVISOR/
                                                    SUBADVISOR
--------------------------------------------------------------------
 AST Western Asset Emerging Markets    FIXED       Western Asset
 Debt Portfolio: seeks to maximize     INCOME       Management
 total return. The Portfolio pursues              Company; Western
 its objective, under normal market               Asset Management
 conditions, by investing at least                Company Limited
 80% of its assets in fixed-income
 securities issued by governments,
 government related entities and
 corporations located in emerging
 markets, and related instruments.
 The Portfolio may invest without
 limit in high yield debt securities
 and related investments rated below
 investment grade (that is,
 securities rated below Baa/BBB), or,
 if unrated, determined to be of
 comparable credit quality by one of
 the subadvisers. The Portfolio may
 invest in Below-investment grade
 securities that are commonly
 referred to as “junk bonds”. The
 Western Asset Emerging Markets Debt
 Portfolio also may invest up to 50%
 of its assets in non-U.S. dollar
 denominated fixed income securities.
--------------------------------------------------------------------

Limitations with Optional Benefits

As a condition of your participating in any Highest Daily Lifetime Income v2.1 benefits, we limit the Investment Options to which you may allocate your Account Value. Broadly speaking, we offer two groups of “Permitted Sub-accounts”. Under the first group (Group I), you can choose from among several asset allocation portfolios and you are not subject to mandatory quarterly re-balancing. We call the second group (Group II) our “Custom Portfolios Program.” The Custom Portfolios Program offers a larger menu of portfolios, but you are subject to certain restrictions. Specifically:

. you must allocate at least 30% of your Account Value to certain fixed income portfolios (currently, the AST PIMCO Total Return Bond Portfolio, the AST Western Asset Core Plus Bond Portfolio, the AST Lord Abbett Core Fixed Income Portfolio, the AST Neuberger Berman Core Bond Portfolio, and the AST Prudential Core Bond Portfolio); and

. you may allocate up to 70% in the portfolios listed in the table below; and

. on each benefit quarter (or the next Valuation Day, if the quarter-end is not a Valuation Day), we will automatically re-balance your Sub-accounts used with this Program, so that the percentages devoted to each Portfolio remain the same as those in effect on the immediately preceding quarter-end, subject to the predetermined mathematical formula inherent in the benefit. Note that on the first quarter-end following your participation in the Custom Portfolios Program, we will re-balance your Sub-accounts so that the percentages devoted to each Portfolio remain the same as those in effect when you began the Custom Portfolios Program; and

. between quarter-ends, you may re-allocate your Account Value among the Investment Options permitted within this category. If you reallocate, the next quarterly rebalancing will restore the percentages to those of your most recent reallocation; and

. if you are already participating in the Custom Portfolios Program and add a new benefit that also participates in this program, your rebalancing date will continue to be based upon the quarterly anniversary of your initial benefit election.

While those who do not participate in any optional benefit generally may invest in any of the Investment Options described in the prospectus, only those who participate in the optional benefits listed in Group II below may participate in the Custom Portfolios Program. If you participate in the Custom Portfolios Program, you may not participate in our Automatic Rebalancing Program. We may modify or terminate the Custom Portfolios Program at any time. Any such modification or termination will (i) be implemented only after we have notified you in advance, (ii) not affect the guarantees you had accrued under the optional benefit or your ability to continue to participate in those optional benefits, and (iii) not require you to transfer Account Value out of any Portfolio in which you participated immediately prior to the modification or termination. If you are not participating in the Custom Portfolios Program at the time of any modification or termination, or if you voluntarily transfer your Account Value out of the Custom Portfolios Program after any modification or termination, we may restrict your further eligibility to participate in the Custom Portfolios Program.

In the following tables, we set forth the optional benefits that you may have if you also participate in the Group I or Group II programs.

Group I: Allowable Benefit Allocations
                                             AST Academic Strategies Asset Allocation
                                             AST Advanced Strategies
                                             AST Balanced Asset Allocation
                                             AST BlackRock Global Strategies
                                             AST Capital Growth Asset Allocation
                                             AST CLS Moderate Asset Allocation
                                             AST FI Pyramis(R) Asset Allocation
                                             AST First Trust Balanced Target
                                             AST First Trust Capital Appreciation Target
                                             AST Franklin Templeton Founding Funds Allocation
                                             AST Horizon Moderate Asset Allocation
                                             AST J.P. Morgan Global Thematic

                                             AST JPMorgan Strategic Opportunities
                                             AST New Discovery Asset Allocation
                                             AST Preservation Asset Allocation
                                             AST Schroders Global Tactical
                                             AST Schroders Multi-Asset World Strategies
                                             AST T. Rowe Price Asset Allocation
                                             AST Wellington Management Hedged Equity
Group II: Custom Portfolios Program
                                             AST Academic Strategies Asset Allocation
                                             AST Advanced Strategies
                                             AST Balanced Asset Allocation
                                             AST BlackRock Global Strategies
                                             AST BlackRock Value
                                             AST CLS Moderate Asset Allocation
                                             AST Capital Growth Asset Allocation
                                             AST Cohen & Steers Realty
                                             AST Federated Aggressive Growth
                                             AST FI Pyramis(R) Asset Allocation
                                             AST First Trust Balanced Target
                                             AST First Trust Capital Appreciation Target
                                             AST Franklin Templeton Founding Funds Allocation
                                             AST Global Real Estate
                                             AST Goldman Sachs Concentrated Growth
                                             AST Goldman Sachs Large-Cap Value
                                             AST Goldman Sachs Mid-Cap Growth
                                             AST Goldman Sachs Small-Cap Value
                                             AST High Yield
                                             AST Horizon Moderate Asset Allocation
                                             AST International Growth
                                             AST International Value
                                             AST Jennison Large-Cap Growth
                                             AST Jennison Large-Cap Value
                                             AST J.P. Morgan Global Thematic
                                             AST JPMorgan International Equity
                                             AST JPMorgan Strategic Opportunities
                                             AST Large-Cap Value
                                             AST Lord Abbett Core-Fixed Income
                                             AST Marsico Capital Growth
                                             AST MFS Global Equity
                                             AST MFS Growth
                                             AST MFS Large-Cap Value
                                             AST Mid-Cap Value
                                             AST Money Market
                                             AST Neuberger Berman Core Bond
                                             AST Neuberger Berman Mid-Cap Growth
                                             AST Neuberger Berman/LSV Mid-Cap Value
                                             AST New Discovery Asset Allocation
                                             AST Parametric Emerging Markets Equity
                                             AST PIMCO Limited Maturity Bond
                                             AST PIMCO Total Return Bond
                                             AST Preservation Asset Allocation
                                             AST Prudential Core Bond
                                             AST QMA US Equity Alpha
                                             AST Schroders Global Tactical
                                             AST Schroders Multi-Asset World Strategies
                                             AST Small-Cap Growth
                                             AST Small-Cap Value
                                             AST T. Rowe Price Asset Allocation
                                             AST T. Rowe Price Equity Income
                                             AST T. Rowe Price Global Bond
                                             AST T. Rowe Price Large-Cap Growth
                                             AST T. Rowe Price Natural Resources
                                             AST Wellington Management Hedged Equity
                                             AST Western Asset Core Plus Bond

FEES, CHARGES AND DEDUCTIONS

In this section, we provide detail about the charges you may incur if you own the Annuity.

The charges under each Annuity are designed to cover, in the aggregate, our direct and indirect costs of selling, administering and providing benefits under the Annuity. They are also designed, in the aggregate, to compensate us for the risks of loss we assume. If, as we expect, the charges that we collect from the Annuity exceed our total costs in connection with the Annuity, we will earn a profit. Otherwise we will incur a loss. For example, Pruco Life of New Jersey may make a profit on the Insurance Charge if, over time, the actual costs of providing the guaranteed insurance obligations and other expenses under the Annuity are less than the amount we deduct for the Insurance Charge. To the extent we make a profit on the Insurance Charge, such profit may be used for any other corporate purpose.

The rates of certain of our charges have been set with reference to estimates of the amount of specific types of expenses or risks that we will incur. In general, a given charge under the Annuity compensates us for our costs and risks related to that charge and may provide for a profit. However, it is possible that with respect to a particular obligation we have under this Annuity, we may be compensated not only by the charge specifically tied to that obligation, but also from one or more other charges we impose.

With regard to charges that are assessed as a percentage of the value of the Sub-accounts, please note that such charges are assessed through a reduction to the Unit value of your investment in each Sub-account, and in that way reduce your Account Value. A “Unit” refers to a share of participation in a Sub-account used to calculate your Account Value prior to the Annuity Date.

Contingent Deferred Sales Charge (“CDSC”): The CDSC reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. We may deduct a CDSC if you surrender your Annuity or when you make a partial withdrawal. The CDSC for each Purchase Payment is a percentage of the Purchase Payment being withdrawn. The charge decreases as the Purchase Payment ages. The aging of a Purchase Payment is measured from the date it is allocated to your Annuity. If you make a withdrawal of a Purchase Payment on the day before an anniversary of the date that Purchase Payment was allocated to the Annuity, we will use the CDSC percentage that would apply if the withdrawal was made on the following day. The charge is deducted from the Investment Options in the same proportion as the partial withdrawal upon which it is assessed. The imposition of a CDSC on a withdrawal will not result in any additional CDSC being incurred as a result of the amount withdrawn from the Annuity being greater than the amount of the withdrawal request (i.e., no CDSC will be imposed on the withdrawal of a CDSC).

Each Purchase Payment has its own schedule of CDSCs associated with it. The schedule of CDSCs associated with a Purchase Payment is determined when the Purchase Payment is allocated to the Annuity. The schedule of CDSCs applicable to a Purchase Payment is based on the total of all Purchase Payments allocated to the Annuity, including the full amount of the “new” Purchase Payment, when the Purchase Payment is allocated. Purchase Payments are not reduced by partial withdrawals for purposes of determining the applicable schedule of CDSCs. All Purchase Payments allocated to the Annuity on the same day will be treated as one Purchase Payment for purposes of determining the applicable schedule of CDSCs. The table of CDSCs is as follows:

                                                                Age of Purchase Payment Being Withdrawn
-----------------------------------------------------------------------------------------------------------------------------
      Total Purchase Payment Amount                  1 Year or 2 Years or 3 Years or 4 Years or 5 Years or 6 Years or
                                                     more but   more but   more but   more but   more but   more but  7 Years
                                           Less than less than less than  less than  less than  less than  less than    or
                                            1 Year    2 Years   3 Years    4 Years    5 Years    6 Years    7 Years    more
-----------------------------------------------------------------------------------------------------------------------------
Less than $50,000                            5.0%      5.0%       4.0%       4.0%       3.0%       3.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$50,000 or more but less than $100,000       5.0%      4.0%       4.0%       3.0%       3.0%       2.0%       2.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$100,000 or more but less than $250,000      4.0%      3.0%       3.0%       2.0%       2.0%       2.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$250,000 or more but less than $500,000      3.0%      2.0%       2.0%       2.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
$500,000 or more but less than $1,000,000    2.0%      2.0%       2.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------
1,000,000 or more                            2.0%      2.0%       1.0%       1.0%       1.0%       1.0%       1.0%      0%
-----------------------------------------------------------------------------------------------------------------------------

With respect to a partial withdrawal, we calculate the CDSC by assuming that any available free withdrawal amount is taken out first (see “Free Withdrawal Amounts” later in this prospectus). If the free withdrawal amount is not sufficient, we then assume that partial withdrawals are taken from Purchase Payments that have not been previously withdrawn, on a first-in, first-out basis, and subsequently from any other Account Value in the Annuity (such as gains). You can request a partial withdrawal as either a “gross” or “net” withdrawal. In a “gross” withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a “net” withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. See “Free Withdrawal Amounts” below for discussion as to how this might affect an optional living benefit you may have. Please be aware that under the Highest Daily Lifetime Income v2.1 suite of benefits: (a) for a gross withdrawal, if the amount requested exceeds the Annual Income Amount, the excess portion will be treated as Excess Income and (b) for a net withdrawal, if the amount you receive plus the amount of the CDSC deducted from your Account Value exceeds the Annual Income Amount, the excess portion will be treated as Excess Income (which has negative consequences under those benefits).

Upon surrender, we calculate a CDSC based on any Purchase Payments that have not been withdrawn. The Purchase Payments being withdrawn may be greater than your remaining Account Value. This is most likely to occur if you have made prior partial withdrawals or if your Account Value has declined in value due to negative market performance. Thus, for example, the CDSC could be greater than if it were calculated as percentage of remaining Account Value.

We may waive any applicable CDSC as described herein.

Premium Based Charge. The Premium Based Charge reimburses us for expenses related to sales and distribution of the Annuity, including commissions, marketing materials, and other promotional expenses. The Premium Based Charge applicable to the Annuity is the sum of such charges applicable to each Purchase Payment. The Premium Based Charge is calculated on each Quarterly Annuity Anniversary for those Purchase Payments subject to the charge as of the prior Valuation Day. Each Purchase Payment is subject to a Premium Based Charge on each of the 28 Quarterly Annuity Anniversaries (i.e., for seven years) that occurs after the Purchase Payment is allocated to the Annuity. Once that time period has expired, the Purchase Payment is no longer subject to the Premium Based Charge. For purposes of calculating the Premium Based Charge: (a) a Purchase Payment is the amount of the Purchase Payment before we deduct any applicable fees, charges or taxes; and (b) Purchase Payments are not reduced by partial withdrawals taken from the Annuity.

The Premium Based Charge for each Purchase Payment is determined when it is allocated to the Annuity (except for those Purchase Payments that are allocated to the Annuity prior to the first Quarterly Annuity Anniversary) based on the total of all Purchase Payments received to date. With respect to those Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage for each of those Purchase Payments is determined using the total of all Purchase Payments allocated to the Annuity prior to the first Quarterly Annuity Anniversary (that is, we total all the Purchase Payments received before the first Quarterly Annuity Anniversary to determine the Premium Based Charge that applies to each). For each Purchase Payment allocated to the Annuity on or after the first Quarterly Annuity Anniversary, the associated Premium Based Charge percentage during the seven year charge period is determined using the total of all Purchase Payments allocated to the Annuity through the date of the “new” Purchase Payment, including the full amount of that “new” Purchase Payment. That is, to determine which Premium Based Charge tier a given Purchase Payment being made currently (i.e., a “new” Purchase Payment) is assigned, we add that Purchase Payment amount to the sum of all prior Purchase Payments. A Purchase Payment received on a Quarterly Annuity Anniversary will be subject to its first Premium Based Charge on the next Quarterly Annuity Anniversary.

Each tier of Premium Based Charge is separated by a “breakpoint” dollar amount, as shown in the table below. If a portion of a Purchase Payment results in total Purchase Payments crossing a new Purchase Payment breakpoint (as set forth in the table below), then the entire “new” Purchase Payment will be subject to the Premium Based Charge applicable to that tier. Purchase Payments received on or after the first Quarterly Annuity Anniversary that result in breakpoints being reached will result in lower charge percentages for only such Purchase Payments and those that follow. Once a Premium Based Charge percentage is established for any Purchase Payment, such percentage is fixed and will not be reduced even if additional Purchase Payments are made or partial withdrawals are taken. Please see Appendix C for examples of the operation of the Premium Based Charge. The Premium Based Charge is deducted pro rata from the Sub-accounts (including the AST Investment Grade Bond Portfolio Sub-account) in which you maintain Account Value on the date the Premium Based Charge is due. If a Quarterly Annuity Anniversary falls on a day other than a Valuation Day, we will deduct the Premium Based Charge on the next following Valuation Day. If both a Premium Based Charge and a fee for an optional benefit are to be deducted on the same day, then the Premium Based Charge will be deducted first.

A Premium Based Charge is not deducted: (a) when there are no Purchase Payments subject to the Premium Based Charge; (b) on or after the Annuity Date; (c) if a Death Benefit has been determined under the Annuity (unless Spousal Continuation occurs); or (d) in the event of a full surrender of the Annuity (unless the full surrender occurs on a Quarterly Annuity Anniversary, in which case we will deduct the charge prior to terminating the Annuity).

The Premium Based Charge is not considered a withdrawal for any purpose, including determination of free withdrawals, CDSC, or calculation of values associated with the optional living benefits.

The table of Premium Based Charges is as follows:

                                               Premium Based     Annual Equivalent
                                             Charge Percentage   of Premium Based
Total Purchase Payment Amount               (deducted quarterly) Charge Percentage
----------------------------------------------------------------------------------
Less than $50,000                                 0.1750%              0.70%
----------------------------------------------------------------------------------
$50,000 or more, but less than $100,000           0.1500%              0.60%
----------------------------------------------------------------------------------
$100,000 or more, but less than $250,000          0.1250%              0.50%
----------------------------------------------------------------------------------
$250,000 or more, but less than $500,000          0.0875%              0.35%
----------------------------------------------------------------------------------
$500,000 or more, but less than $1,000,000        0.0625%              0.25%
----------------------------------------------------------------------------------
$1,000,000 or more                                0.0375%              0.15%
----------------------------------------------------------------------------------

Transfer Fee: Currently, you may make twenty free transfers between Investment Options each Annuity Year. We may charge $10 for each transfer after the twentieth in each Annuity Year. We do not consider transfers made as part of a Dollar Cost Averaging, Automatic Rebalancing or Custom Portfolio Program when we count the twenty free transfers. All transfers made on the same day will be treated as one transfer. Transfers made pursuant to a formula used with an optional benefit are not subject to the Transfer Fee and are not counted toward the twenty free transfers. Transfers made through any electronic method or program we specify are not counted toward the twenty free transfers. The transfer fee is deducted pro rata from all Sub-accounts in which you maintain Account Value immediately subsequent to the transfer.

Annual Maintenance Fee: Prior to Annuitization, we deduct an Annual Maintenance Fee. The Annual Maintenance Fee is equal to $50 or 2% of your Account Value, whichever is less. This fee will be deducted annually on the anniversary of the Issue Date of your Annuity or, if you surrender your Annuity during the Annuity Year, the fee is deducted at the time of surrender unless the surrender is taken within 30 days of most recently assessed Annual Maintenance Fee. The fee is taken out from the Sub-accounts pro rata. The Annual Maintenance Fee is only deducted if the sum of the Purchase Payments at the time the fee is deducted is less than $50,000. For purposes of determining the sum of the Purchase Payments at the time the fee is deducted, we do not reduce Purchase Payments by the amount of withdrawals. We do not impose the Annual Maintenance Fee upon Annuitization (unless Annuitization occurs on an Annuity anniversary), or the payment of a Death Benefit. For Beneficiaries that elect the Beneficiary Continuation Option, the Annual Maintenance Fee is the lesser of $30 or 2% of Account Value and is only assessed if the Account Value is less than $25,000 at the time the fee is assessed. “Annuitization” is the process by which you “annuitize” your Account Value. When you annuitize, we apply the Account Value to one of the available annuity options to begin making periodic payments to the Owner. The “Owner” is either an eligible entity or person named as having ownership rights in relation to the Annuity.

Tax Charge: We will pay company income taxes on the taxable corporate earnings created by this Annuity. While we may consider company income taxes when pricing our products, we do not currently include such income taxes in the tax charges you pay under the Annuity. We will periodically review the issue of charging for these taxes, and may charge for these taxes in the future. We reserve the right to impose a charge for federal income taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Separate Account.

In calculating our corporate income tax liability, we may derive certain corporate income tax benefits associated with the investment of company assets, including Separate Account assets, which are treated as company assets under applicable income tax law. These benefits reduce our overall corporate income tax liability. We do not pass these tax benefits through to holders of the Separate Account annuity contracts because (i) the contract Owners are not the Owners of the assets generating these benefits under applicable income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the Annuity.

Insurance Charge: We deduct an Insurance Charge daily based on the annualized rate shown in the “Summary of Contract Fees and Charges.” The charge, which is equal to 0.85% annually, is assessed against the assets allocated to the Sub-accounts. The Insurance Charge is the combination of the Mortality & Expense Risk Charge and the Administration Charge. The Insurance Charge is intended to compensate Pruco Life of New Jersey for providing the insurance benefits under the Annuity, including the Annuity’s Death Benefit that provides guaranteed benefits to your Beneficiaries even if your Account Value declines, and the risk that persons we guarantee annuity payments to will live longer than our assumptions. The charge also covers administrative costs associated with providing the Annuity benefits, including preparation of the contract and prospectus, confirmation statements, annual account statements and annual reports, legal and accounting fees as well as various related expenses. Finally, the charge covers the risk that our assumptions about the mortality risks and expenses under the Annuity are incorrect and that we have agreed not to increase these charges over time despite our actual costs.

Optional Benefits For Which We Assess A Charge: If you elect to purchase optional benefits, we will deduct an additional charge. For the Highest Daily Lifetime Income v2.1 benefits, the charge is assessed against the greater of the Account Value and the

Protected Withdrawal Value and is taken out of the Sub-accounts quarterly. Please refer to the section entitled “Summary of Contract Fees and Charges” for the list of charges for each optional benefit.

Settlement Service Charge: If your Beneficiary takes the death benefit under a Beneficiary Continuation Option, the Insurance Charge no longer applies. However, we then begin to deduct a Settlement Service Charge which is assessed daily against the assets allocated to the Sub-accounts and is equal to an annualized charge of 1.00%.

Fees And Expenses Incurred By The Portfolios: Each Portfolio incurs total annualized operating expenses comprised of an investment management fee, other expenses and any distribution and service (12b-1) fees or short sale expenses that may apply. These fees and expenses are reflected daily by each Portfolio before it provides Pruco Life of New Jersey with the net asset value as of the close of business each Valuation Day. More detailed information about fees and expenses can be found in the prospectuses for the Portfolios.

ANNUITY PAYMENT OPTION CHARGES

There is no specific charge deducted from annuity payments; however, the amount of each annuity payment reflects assumptions about our insurance expenses. Also, a tax charge may apply.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES

We may reduce or eliminate certain fees and charges or alter the manner in which the particular fee or charge is deducted. For example, we may reduce the amount of any CDSC or the length of time it applies, reduce or eliminate the amount of the Annual Maintenance Fee or reduce the portion of the total Insurance Charge that is deducted as an Administration Charge. We will not discriminate unfairly between Annuity purchasers if and when we reduce any fees and charges.

PURCHASING YOUR ANNUITY

REQUIREMENTS FOR PURCHASING THE ANNUITY

Initial Purchase Payment: An initial Purchase Payment is considered the first Purchase Payment received by us in Good Order. This is the payment that issues your Annuity. All subsequent Purchase Payments allocated to the Annuity will be considered additional Purchase Payments. Unless we agree otherwise and subject to our rules, you must make a minimum initial Purchase Payment of $10,000. However, if you decide to make payments under a systematic investment or an electronic funds transfer program, we may accept a lower initial Purchase Payment provided that, within the first Annuity Year, your subsequent Purchase Payments plus your initial Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.

We must approve any initial and additional Purchase Payments where the total amount of Purchase Payments equals $1,000,000 or more with respect to the aggregate of all annuities you are purchasing from us (or that you already own) and/or our affiliates. To the extent allowed by state law, that required approval also will apply to a proposed change of owner of the Annuity, if as a result of the ownership change, total Purchase Payments would equal or exceed that $1 million threshold. We may apply certain limitations, restrictions, and/or underwriting standards as a condition of our issuance of the annuity and/or acceptance of Purchase Payments.

Applicable laws designed to counter terrorists and prevent money laundering might, in certain circumstances, require us to block an Annuity Owner’s ability to make certain transactions, and thereby refuse to accept Purchase Payments or requests for transfers, partial withdrawals, total surrenders, death benefits, or income payments until instructions are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.

Except as noted below, Purchase Payments must be submitted by check drawn on a U.S. bank, in U.S. dollars, and made payable to Pruco Life of New Jersey. Purchase Payments may also be submitted via 1035 exchange or direct transfer of funds. Under certain circumstances, Purchase Payments may be transmitted to Pruco Life of New Jersey via wiring funds through your Financial Professional’s broker-dealer firm.

Additional Purchase Payments may also be applied to your Annuity under an electronic funds transfer, an arrangement where you authorize us to deduct money directly from your bank account. We may reject any payment if it is received in an unacceptable form. Our acceptance of a check is subject to our ability to collect funds.

Once we accept your application, we invest your Purchase Payment in your Annuity according to your instructions. You can allocate Purchase Payments to one or more available Investment Options. Investment restrictions will apply if you elect optional benefits.

Speculative Investing: Do not purchase this Annuity if you, anyone acting on your behalf, and/or anyone providing advice to you plan to use it, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme now or at any time prior to termination of the Annuity. Your Annuity may not be traded on any stock exchange or secondary market. By purchasing this Annuity, you represent and warrant that you are not using this Annuity, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

We will not issue an Annuity, permit changes in ownership or allow assignments to certain ownership types, including but not limited to: corporations, partnerships, endowments, and grantor trusts with multiple grantors. Further, we will only issue an Annuity, allow changes of ownership of the Annuity and/or permit assignments of the Annuity to certain ownership types if the Annuity is held exclusively for the benefit of the designated annuitant. These rules are subject to state law. Additionally, we will not permit election or re-election of any optional living benefit by certain ownership types. We may issue an Annuity to ownership structures where the annuitant is also the participant in a Qualified or Non-Qualified employer sponsored plan and the Annuity represents his or her segregated interest in such plan. We reserve the right to further limit, restrict and/or change to whom we will issue an Annuity in the future, to the extent permitted by state law. Further, please be aware that we do not provide administration for employer-sponsored plans and may also limit the number of plan participants that elect to use our Annuity as a funding vehicle.

Age Restrictions: Unless we agree otherwise and subject to our rules, the oldest of the Owner(s) and Annuitant(s) must not be older than 80 in order for us to issue the Annuity. The availability of certain optional living benefits may vary based on the age of the Owners and Annuitant. In addition, the selling firm through which you are purchasing the Annuity may impose a younger maximum issue age than what is described above - check with your selling firm for details. The “Annuitant” refers to the natural person upon whose life annuity payments payable to the Owner are based.

Additional Purchase Payments: You may make additional Purchase Payments, provided that the payment is at least $100 (we impose a $50 minimum for electronic funds transfer (“EFT”) purchases). We may amend this Purchase Payment minimum, and/or limit the Investment Options to which you may direct Purchase Payments. Purchase Payments are not permitted after the Account

Value is reduced to zero. We may limit or reject any Purchase Payment, but would do so only on a non-discriminatory basis. Depending on the tax status of your Annuity (e.g, if you own the Annuity through an IRA), there may be annual contribution limits dictated by applicable law.

Please see the “Living Benefits” section of this prospectus for further information on additional Purchase Payments.

Please see the Tax Considerations section for additional information on these contribution limits.

Each additional Purchase Payment will be allocated to the Investment Options according to the instructions you provide with such Purchase Payment. You may not provide allocation instructions that apply to more than one additional Purchase Payment. Thus, if you have not provided allocation instructions with a particular Purchase Payment, we will allocate the Purchase Payment on a pro rata basis to the Sub-accounts in which your Account Value is then allocated, excluding Sub-accounts to which you may not electively allocate Account Value.

We will accept additional Purchase Payments up to and including the day prior to the later of (a) the oldest Owner’s 81st birthday (the Annuitant’s 81st birthday, if the Annuity is owned by an entity), or (b) the first anniversary of the Issue Date, unless otherwise required by applicable law or regulation to maintain the tax status of the Annuity.

DESIGNATION OF OWNER, ANNUITANT, AND BENEFICIARY

We will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

. Owner: Each Owner holds all rights under the Annuity. You may name up to two Owners in which case all ownership rights are held jointly. Generally, joint Owners are required to act jointly; however, if each Owner provides us with an instruction that we find acceptable, we will permit each Owner to act independently on behalf of both Owners. All information and documents that we are required to send you will be sent to the first named Owner. Co-ownership by entity Owners or an entity Owner and an individual is not permitted. Refer to the Glossary of Terms for a complete description of the term “Owner.” Prior to Annuitization, there is no right of survivorship (other than any spousal continuation right that may be available to a surviving spouse).

. Annuitant: The Annuitant is the person upon whose life we make annuity payments. You must name an Annuitant who is a natural person. We do not accept a designation of joint Annuitants during the Accumulation Period. In limited circumstances and where allowed by law, we may allow you to name one or more “Contingent Annuitants” with our prior approval. Generally, a Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date. Please refer to the discussion of “Considerations for Contingent Annuitants” in the Tax Considerations section of the prospectus.

. Beneficiary: The Beneficiary is the person(s) or entity you name to receive the Death Benefit. Your Beneficiary designation should be the exact name of your Beneficiary, not only a reference to the Beneficiary’s relationship to you. If you use a class designation in lieu of designating individuals (e.g. “surviving children”), we will pay the class of Beneficiaries as determined at the time of your death and not the class of Beneficiaries that existed at the time the designation was made. If no Beneficiary is named, the Death Benefit will be paid to you or your estate. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner, unless you elect an alternative Beneficiary designation.

Your right to make certain designations may be limited if your Annuity is to be used as an IRA or other “qualified” investment that is given beneficial tax treatment under the Code. You should seek competent tax advice on the income, estate and gift tax implications of your designations.

RIGHT TO CANCEL

You may cancel (or “Free Look”) your Annuity for a refund by notifying us in Good Order or by returning the Annuity to our Service Office or to the representative who sold it to you within 10 days after you receive it (or such other period as may be required by applicable law). The Annuity can be mailed or delivered either to us, at our Service Office, or to the representative who sold it to you. Return of the Annuity by mail is effective on being postmarked, properly addressed and postage prepaid. Unless required by applicable law, the amount of the refund will equal the Account Value as of the Valuation Day we receive the returned Annuity at our Service Office or the cancellation request in Good Order, plus any fees or tax charges deducted from the Purchase Payment upon allocation to the Annuity or imposed under the Annuity.

SCHEDULED PAYMENTS DIRECTLY FROM A BANK ACCOUNT

You can make additional Purchase Payments to your Annuity by authorizing us to deduct money directly from your bank account and applying it to your Annuity. We may suspend or cancel electronic funds transfer privileges if sufficient funds are not available from the applicable financial institution on any date that a transaction is scheduled to occur.  We may also suspend or cancel electronic funds transfer privileges if we have limited, restricted, suspended or rejected our acceptance of additional Purchase Payments.

SALARY REDUCTION PROGRAMS

These types of programs are only available with certain types of qualified investments. If your employer sponsors such a program, we may agree to accept periodic Purchase Payments through a salary reduction program.

MANAGING YOUR ANNUITY

CHANGE OF OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS

In general, you may change the Owner, Annuitant and Beneficiary designations by sending us a request in Good Order, which will take effect on the date you sign the notice of change, subject to our receipt of the notice at our Service Office. As of the Valuation Day we receive an ownership change, including an assignment, any automated investment or withdrawal programs will be canceled. The new Owner must submit the applicable program enrollment if they wish to participate in such a program. Where allowed by law, such changes will be subject to our acceptance. Any change we accept is subject to any transactions processed by us before we receive the notice of change at our Service Office.

Some of the changes we will not accept include, but are not limited to:

. a new Owner subsequent to the death of the Owner or the first of any co-Owners to die, except where a spouse-Beneficiary has become the Owner as a result of an Owner’s death;

. a new Annuitant subsequent to the Annuity Date if the annuity option includes a life contingency;

. a new Annuitant prior to the Annuity Date if the Owner is an entity;

. a new Owner such that the new Owner is older than the age for which we would then issue the Annuity as of the effective date of such change, unless the change of Owner is the result of spousal continuation;

. any permissible designation change if the change request is received at our Service Office after the Annuity Date;

. a new Owner or Annuitant that is a certain ownership type, including but not limited to corporations, partnerships, endowments, and grantor trusts with multiple grantors; and

. a new Annuitant for a contract issued to a grantor trust where the new Annuitant is not the grantor of the trust.

In general, you may change the Owner, Annuitant, and Beneficiary designations as indicated above, and also may assign the Annuity. We will allow changes of ownership and/or assignments only if the Annuity is held exclusively for the benefit of the designated Annuitant, and to the extent allowed by state law. We are not obligated to process your request within any particular time frame. There are restrictions on designation changes when you have elected certain optional benefits.

Death Benefit Suspension Upon Change of Owner or Annuitant. If there is a change of Owner or Annuitant, the change may affect the amount of the Death Benefit. See the Death Benefit section of this prospectus for additional details.

Spousal Designations. If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-Owner unless you elect an alternative Beneficiary designation.

Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity’s “spousal continuance” provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

Contingent Annuitant

Generally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section 72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) (“Custodial Account”).

Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to continue the Annuity, the Death Benefit payable will equal the Death Benefit described in the spousal continuation section of the Death Benefit section of this prospectus.

MANAGING YOUR ACCOUNT VALUE

There are several programs we administer to help you manage your Account Value, as described in this section.

DOLLAR COST AVERAGING PROGRAMS

We offer Dollar Cost Averaging Programs during the Accumulation Period. In general, Dollar Cost Averaging allows you to systematically transfer an amount periodically from one Sub-account to one or more other Sub-accounts. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts (if you make no selection, we will effect transfers on a monthly basis).

There is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market.

AUTOMATIC REBALANCING PROGRAMS

During the Accumulation Period, we offer Automatic Rebalancing among the Sub-accounts you choose. The “Accumulation Period” refers to the period of time from the Issue Date through the last Valuation Day immediately preceding the Annuity Date. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you choose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the “overweighted” Sub-accounts to the “underweighted” Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift. You may make additional transfers; however, the Automatic Rebalancing program will not reflect such transfers unless we receive instructions from you indicating that you would like to adjust the program. There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a Systematic Withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.

If you are participating in an optional living benefit (such as Highest Daily Lifetime Income v2.1) that makes transfers under a predetermined mathematical formula, and you have elected automatic rebalancing, you should be aware that: (a) the AST bond portfolio used as part of the predetermined mathematical formula will not be included as part of automatic rebalancing and (b) the operation of the formula may result in the rebalancing not conforming to the percentage allocations that you specified originally as part of your Automatic Rebalancing Program.

FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS Unless you direct otherwise, your Financial Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving Investment Options. If your Financial Professional has this authority, we deem that all such transactions that are directed by your Financial Professional with respect to your annuity have been authorized by you. You will receive a confirmation of any financial transaction involving the purchase or sale of Units of your Annuity. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person’s authority. We may also suspend, cancel or limit these authorizations at any time. In addition, we may restrict the Investment Options available for transfers or allocation of Purchase Payments by such Financial Professional. We will notify you and your Financial Professional if we implement any such restrictions or prohibitions. PLEASE NOTE: Contracts managed by your Financial Professional also are subject to the restrictions on transfers between Investment Options that are discussed in the section below entitled “Restrictions on Transfers Between Investment Options.” We may also require that your Financial Professional transmit all financial transactions using the electronic trading functionality available through our Internet website (www.prudentialannuities.com). Limitations that we may impose on your Financial Professional under the terms of an administrative agreement (e.g., a custodial agreement) do not apply to financial transactions requested by an Owner on their own behalf, except as otherwise described in this prospectus.

RESTRICTIONS ON TRANSFERS BETWEEN INVESTMENT OPTIONS

During the Accumulation Period you may transfer Account Value between Investment Options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We do not currently require a minimum amount in each Sub-account you allocate Account Value to at the time of any allocation or transfer. Although we do not currently impose a minimum transfer amount, we reserve the right to require that any transfer be at least $50.

Transfers under this Annuity consist of those you initiate or those made under a systematic program, such as a dollar cost averaging program, an asset rebalancing program, or pursuant to a mathematical formula required as part of an optional benefit (e.g., Highest Daily Lifetime Income v2.1). The transfer restrictions discussed in this section apply only to the former type of transfer (i.e., a transfer that you initiate).

Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in Good Order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a “writing”, and (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that involves one of our systematic programs, such as automated withdrawals.

Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called “market timing,” can make it very difficult for a portfolio manager to manage a portfolio’s investments. Frequent transfers may cause the portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the portfolios; or (b) we are informed by a portfolio (e.g., by the portfolio’s portfolio manager) that the purchase or redemption of shares in the portfolio must be restricted because the portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:

. With respect to each Sub-account (other than the AST Money Market Sub-account), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the “Transfer Out”) all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the “Restricted Sub-account”). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the Transfer Out if the Restricted Sub-account invests in a non-international portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as auto-rebalancing or under a predetermined mathematical formula used with an optional living benefit; and (ii) do not categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.

. We reserve the right to effect transfers on a delayed basis. That is, we may price a transfer involving the Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the transfer request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.

If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.

There are contract Owners of different variable annuity contracts that are funded through the same Separate Account that may not be subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract Owners who are subject to such limitations. Finally, there are contract Owners of other variable annuity contracts or variable life contracts that are issued by Pruco Life of New Jersey as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract Owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract Owners. Similarly, while contracts managed by a Financial Professional are subject to the restrictions on transfers between Investment Options that are discussed above, if the Financial Professional manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund’s assets which may affect all contract Owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional) and will not waive a transfer restriction for any Owner.

Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity. The portfolios have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce any such current or future policies and procedures. The prospectuses for the portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each portfolio or its principal underwriter or its transfer agent that obligates us to provide to the portfolio promptly upon request certain information about the trading activity of individual contract Owners (including an Annuity Owner’s TIN number), and (2) execute instructions from the portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the excessive trading policies established by the portfolio. In addition, you should be aware that some portfolios may receive “omnibus” purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the portfolios.

A portfolio also may assess a short-term trading fee (redemption fee) in connection with a transfer out of the Sub-account investing in that portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each portfolio determines the amount of the short-term trading fee and when the fee is imposed. The fee is retained by or paid to the portfolio and is not retained by us. The fee will be deducted from your Account Value, to the extent allowed by law. At present, no portfolio has adopted a short-term trading fee.

ACCESS TO ACCOUNT VALUE

TYPES OF DISTRIBUTIONS AVAILABLE TO YOU

During the Accumulation Period you can access your Account Value through partial withdrawals, systematic withdrawals, and where required for tax purposes, Required Minimum Distributions. You can also surrender your Annuity at any time. Depending on your instructions, we may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, the Premium Based Charge if the surrender occurs on the Quarterly Anniversary that the charge is due, and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called “Free Withdrawals.” Unless you notify us differently as permitted, partial withdrawals are taken pro rata (i.e. “pro rata” meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). Each of these types of distributions is described more fully below.

If you participate in any optional living benefit, and you take a withdrawal deemed to be Excess Income that brings your Account Value to zero, both the benefit and the Annuity itself will terminate.

TAX IMPLICATIONS FOR DISTRIBUTIONS FROM NON-QUALIFIED ANNUITIES

Prior to Annuitization

A distribution prior to Annuitization is deemed to come first from any “gain” in your Annuity and second as a return of your “cost basis”, if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer’s age 59½, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period

During the Annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have “exclusionary rules” that we use to determine what portion of each annuity payment should be treated as a return of any cost basis you have in your Annuity. Once the cost basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The cost basis in your Annuity may be based on the cost basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

There may also be tax implications on distributions from qualified Annuities. See “Tax Considerations” for information about qualified Annuities and for additional information about non-qualified Annuities.

FREE WITHDRAWAL AMOUNTS

You can make a full or partial withdrawal from the Annuity during the Accumulation Period, although a CDSC, and tax consequences may apply. The Annuity offers a “Free Withdrawal” amount that applies only to partial withdrawals. The Free Withdrawal amount is the amount that can be withdrawn from your Annuity each Annuity Year without the application of any CDSC. The Free Withdrawal amount during each Annuity Year is equal to 10% of all Purchase Payments that are currently subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free Withdrawal amount to the next Annuity Year.

. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent partial withdrawal or surrender of your Annuity.

. You can also make partial withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.

Example. This example assumes that no withdrawals have previously been taken.

On January 3, 2012, to purchase your Annuity, you make an initial Purchase Payment of $20,000.

On January 3, 2013, you make a subsequent Purchase Payment to your Annuity of $10,000.

. Because in Annuity Year 1 your initial Purchase Payment of $20,000 is still within the CDSC schedule (see “Annuity Owner Transaction Expenses”), your Free Withdrawal amount in Annuity Year 1 equals $20,000 X 10%, or $2,000.

. Because in Annuity Year 2 both your initial Purchase Payment of $20,000 and your subsequent Purchase Payment of $10,000 are still within the CDSC schedule (see “Annuity Owner Transaction Expenses”), your Free Withdrawal amount in Annuity Year 2 equals $20,000 X 10%, plus $10,000 X 10%, or $2,000 + $1,000 for a total of $3,000.

To determine if a CDSC applies to partial withdrawals, we:

1. First determine what, if any, amounts qualify as a Free Withdrawal. These amounts are not subject to the CDSC.

2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts may be subject to the CDSC. Purchase Payments are withdrawn on a first-in, first-out basis.

3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.

You can request a partial withdrawal as either a “gross” or “net” withdrawal. In a “gross” withdrawal, you request a specific withdrawal amount, with the understanding that the amount you actually receive is reduced by any applicable CDSC or tax withholding. Therefore, you may receive less than the dollar amount you specify. In a “net” withdrawal, you request a withdrawal for an exact dollar amount, with the understanding that any applicable deduction for CDSC or tax withholding is taken from your remaining Account Value. Therefore, a larger amount may be deducted from your Account Value than the amount you specify. We will deduct the partial withdrawal from your Account Value in accordance with your instructions, although if you are participating in an optional living benefit, your withdrawal must be taken pro rata from each of your Investment Options.

Please be aware that although a given withdrawal may qualify as a free withdrawal for purposes of not incurring a CDSC, the amount of the withdrawal could exceed the Annual Income Amount under one of the Highest Daily Lifetime Income v2.1 benefits. In that scenario, the withdrawal would be deemed “Excess Income” - thereby reducing your Annual Income Amount for future years. For example, if the Annual Income Amount under Highest Daily Lifetime Income v2.1 were $2000 and a $2500 withdrawal that qualified as a free withdrawal were made, the withdrawal would be deemed Excess Income, in the amount of $500.

SYSTEMATIC WITHDRAWALS DURING THE ACCUMULATION PERIOD

You can receive systematic withdrawals of earnings only, or a flat dollar amount. Systematic withdrawals may be subject to any applicable CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.

Systematic withdrawals can be made from Account Value allocated to the Sub-accounts. The minimum amount for each systematic withdrawal is $100. If any scheduled systematic withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled systematic withdrawal.

We will withdraw systematic withdrawals from the Investment Options you have designated (your “designated Investment Options”). If you do not designate Investment Options for systematic withdrawals, we will withdraw systematic withdrawals pro rata based on the Account Value in the Investment Options at the time we pay out your withdrawal (i.e. “pro rata” meaning that the percentage of each Investment Option withdrawn is the same percentage that the Investment Option bears to the total Account Value). For any scheduled systematic withdrawal for which you have elected a specific dollar amount and have specified percentages to be withdrawn from your designated Investment Options, if the amounts in your designated Investment Options cannot satisfy such instructions, we will withdraw systematic withdrawals pro rata, as just described, based on the Account Value across all your Investment Options. Please note that if you are participating in certain optional living benefits (e.g., Highest Daily Lifetime Income v2.1), systematic withdrawals must be taken pro rata. Ownership changes to and assignment of your Annuity will terminate any systematic withdrawals that had been in effect on the date of the change.

SYSTEMATIC WITHDRAWALS UNDER SECTIONS 72(t)/72(q) OF THE INTERNAL REVENUE CODE If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59½ if you elect to receive distributions as a series of “substantially equal periodic payments.” For Annuities issued as non-qualified annuities, the Code may provide a similar exemption from penalty under Section 72(q) of the Code. Systematic withdrawals under Sections 72(t)/72(q) may be subject to a CDSC. To request a program that complies with Sections 72(t)/72(q), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t)/72(q) withdrawals. The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59½ that are not subject to the 10% penalty.

Please note that if a withdrawal under Sections 72(t) or 72(q) was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the withdrawal on December 28 or on the last Valuation Day prior to December 28th of that year.

REQUIRED MINIMUM DISTRIBUTIONS

Required Minimum Distributions are a type of systematic withdrawal we allow to meet distribution requirements under Sections 401, 403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner’s lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make systematic withdrawals in amounts that satisfy the minimum distribution rules under the Code. We do not assess a CDSC (if applicable) on Required Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken, provided the amount withdrawn is the amount we calculate as the Required Minimum Distribution and is paid out through a program of systematic withdrawals that we make available. However, a CDSC (if applicable) may be assessed on that portion of a systematic withdrawal that is taken to satisfy the Required Minimum Distribution rules in relation to other savings or investment plans under other qualified retirement plans.

The amount of the Required Minimum Distribution may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The $100 minimum amount that applies to systematic withdrawals applies to monthly Required Minimum Distributions but does not apply to Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.

You may also annuitize your Annuity and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the Required Minimum Distribution rules under the Code. Please see “Living Benefits” for further information relating to Required Minimum Distributions if you own a living benefit.

In any year in which the requirement to take Required Minimum Distributions is suspended by law, we reserve the right, in our sole discretion and regardless of any position taken on this issue in a prior year, to treat any amount that would have been considered as a Required Minimum Distribution if not for the suspension as eligible for treatment as described herein.

Please note that if a Required Minimum Distribution was scheduled to be effected between December 25th and December 31st of a given year, then we will implement the Required Minimum Distribution on December 28 or on the last Valuation Day prior to December 28th of that year.

See “Tax Considerations” for a further discussion of Required Minimum Distributions.

SURRENDERS

SURRENDER VALUE

During the Accumulation Period you can surrender your Annuity at any time, and will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity. Your Surrender Value is equal to the Account Value less any applicable CDSC, any applicable tax charges, any charges assessable as a deduction from the Account Value for any optional benefits provided by rider or endorsement, and any Annual Maintenance Fee.

Please Note: Although the Premium Based Charge is not included in the surrender value calculation, if you surrender your Annuity on a Quarterly Annuity Anniversary, any applicable Premium Based Charges will apply.

We apply as a threshold, in certain circumstances, a minimum Surrender Value of $2,000. If you purchase an Annuity without a lifetime guaranteed minimum withdrawal benefit, we will not allow you to take any withdrawals that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. Likewise, if you purchase an Annuity with a lifetime guaranteed minimum withdrawal benefit, we will not allow you to take a Non-Lifetime Withdrawal (see “Living Benefits - Non-Lifetime Withdrawal Feature”) that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value. See “Annuity Options” for information on the impact of the minimum Surrender Value at annuitization.

MEDICALLY-RELATED SURRENDERS

Where permitted by law, you may request to surrender all or part of your Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related “Contingency Event” as described below. Although a CDSC will not apply to a qualifying medically-related surrender, please be aware that a withdrawal from the Annuity before you have reached age 59½ may be subject to a 10% tax penalty and other tax consequences - see the Tax Considerations section of this prospectus.

If you request a full surrender, the amount payable will be your Account Value.

This waiver of any applicable CDSC is subject to our rules in place at the time of your request, which currently include but are not limited to the following:

. If the Owner is an entity, the Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the “Contingency Event” described below in order to qualify for a medically-related surrender;

. If the Owner is an entity, the Annuitant must be alive as of the date we pay the proceeds of such surrender request;

. If the Owner is one or more natural persons, all such Owners must also be alive at such time;

. We must receive satisfactory proof of the Owner’s (or the Annuitant’s if entity-owned) confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and

. no additional Purchase Payments can be made to the Annuity.

We reserve the right to impose a maximum amount of a medically-related surrender (equal to $500,000), but we do not currently impose that maximum. That is, if the amount of a partial medically-related withdrawal request, when added to the aggregate amount of medically-related surrenders you have taken previously under this Annuity and any other annuities we and/or our affiliates have issued to you exceeds that maximum amount, we reserve the right to treat the amount exceeding that maximum as not an eligible medically-related surrender. A “Contingency Event” occurs if the Owner (or Annuitant if entity-owned) is:

. first confined in a “Medical Care Facility” after the Issue Date and while the Annuity is in force, remains confined for at least 90 consecutive days, and remains confined on the date we receive the Medically Related surrender request at our Service Office; or

. first diagnosed as having a “Fatal Illness” after the Issue Date and while the Annuity is in force. We may require a second or third opinion by a physician chosen by us regarding a diagnosis of Fatal Illness. We will pay for any such second or third opinion.

“Fatal Illness” means a condition (a) diagnosed by a licensed physician; and (b) that is expected to result in death within 24 months after the diagnosis in 80% of the cases diagnosed with the condition. “Medical Care Facility” means a facility operated and licensed pursuant to the laws of any United States jurisdiction providing medically-necessary in-patient care, which is (a) prescribed by a licensed physician in writing; (b) recognized as a general hospital or long-term care facility by the proper authority of the United States jurisdiction in which it is located; (c) recognized as a general hospital by the Joint Commission on the Accreditation of Hospitals; and (d) certified as a hospital or long-term care facility; OR (e) a nursing home licensed by the United States jurisdiction in which it is located and offers the services of a Registered Nurse (RN) or Licensed Practical Nurse (LPN) 24 hours a day that maintains control of all prescribed medications dispensed and daily medical records.

ANNUITY OPTIONS

Annuitization involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit, if any, is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit). We currently make annuity options available that provide fixed annuity payments. Fixed annuity payments provide the same amount with each payment. Please refer to the “Living Benefits” section in this prospectus for a description of annuity options that are available when you elect one of the living benefits. You must annuitize your entire Account Value; partial annuitizations are not allowed.

You have a right to choose your annuity start date, provided that it is no later than the first day of the calendar month next following the 95th birthday of the oldest of any Owner and Annuitant whichever occurs first (“Latest Annuity Date”) and no earlier than the earliest permissible Annuity Date. You may choose one of the Annuity Options described below, and the frequency of annuity payments. You may change your choices before the Annuity Date. If you have not provided us with your Annuity Date or annuity payment option in writing, then your Annuity Date will be the Latest Annuity Date. Certain annuity options and/or periods certain may not be available, depending on the age of the Annuitant. If a CDSC is still remaining on your Annuity, any period certain must be at least 10 years (or the maximum period certain available, if life expectancy is less than 10 years).

If needed, we will require proof in Good Order of the Annuitant’s age before commencing annuity payments. Likewise, we may require proof in Good Order that an Annuitant is still alive, as a condition of our making additional annuity payments while the Annuitant lives. We will seek to recover any life income annuity payments that we made after the death of the Annuitant.

If the initial annuity payment would be less than $100, we will not allow you to annuitize (except as otherwise specified by applicable law). Instead, we will pay you your current Account Value in a lump sum and terminate your Annuity. Similarly, we reserve the right to pay your Account Value in a lump sum, rather than allow you to annuitize, if the Surrender Value of your Annuity is less than $2000 on the Annuity Date.

Once annuity payments begin, you no longer receive benefits under any optional living benefit (unless you have annuitized under that benefit) or the Death Benefit described below.

Certain of these annuity options may be available as “settlement options” to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Please note that you may not annuitize within the first Annuity Year.

Option 1

Annuity Payments for a Period Certain: Under this option, we will make equal payments for the period chosen, up to 25 years (but not to exceed the life expectancy of the Annuitant at the time the Annuity Option becomes effective, as computed under applicable IRS tables). The annuity payments may be made monthly, quarterly, semiannually, or annually, as you choose, for the fixed period. If the Owner dies during the income phase, payments will continue to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named for the remainder of the period certain.

Option 2

Life Income Annuity Option With a Period Certain: Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our then current rules, and thereafter until the death of the Annuitant. Should the Owner or Annuitant die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or your estate if no Beneficiary is named, until the end of the period certain. If an annuity option is not selected by the Annuity Date, this is the option we will automatically select for you. We will use a period certain of 10 years, or a shorter duration if the Annuitant’s life expectancy at the time the Annuity Option becomes effective, as computed under applicable IRS tables, is less than 10 years. If in this instance the duration of the period certain is prohibited by applicable law, then we will pay you a lump sum in lieu of this option.

OTHER ANNUITY OPTIONS WE MAY MAKE AVAILABLE

At the Annuity Date, we may make available other annuity options not described above. The additional options we currently offer are:

. Life Annuity Option. We currently make available an annuity option that makes payments for the life of the Annuitant. Under that option, income is payable monthly, quarterly, semiannually, or annually, as you choose, until the death of the Annuitant. No additional annuity payments are made after the death of the Annuitant. No minimum number of payments is guaranteed. It is possible that only one payment will be payable if the death of the Annuitant occurs before the date the second payment was due, and no other payments nor death benefits would be payable.

. Joint Life Annuity Option. Under the joint lives option, income is payable monthly, quarterly, semiannually, or annually, as you choose, during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the Annuitants occurs before the date the second payment was due, and no other payments or death benefits would be payable.

. Joint Life Annuity Option With a Period Certain. Under this option, income is payable monthly, quarterly, semiannually, or annually for the number of years selected (the “period certain”), subject to our current rules, and thereafter during the joint lifetime of two Annuitants, ceasing with the last payment prior to the death of the second to die of the two Annuitants. If the Annuitants’ joint life expectancy is less than the period certain, we will institute a shorter period certain, determined according to applicable IRS tables. Should the two Annuitants die before the end of the period certain, the remaining period certain payments are paid to any surviving Owner, or if there is no surviving Owner, the named Beneficiary, or to your estate if no Beneficiary is named, until the end of the period certain.

We reserve the right to cease offering any of these Other Annuity Options. If we do so, we will amend this prospectus to reflect the change. We reserve the right to make available other annuity or settlement options.

LIVING BENEFITS

Pruco Life of New Jersey offers different optional living benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional living benefits, the additional cost has the impact of reducing net performance of the Investment Options. Each optional benefit offers a type of guarantee, regardless of the performance of the Sub-accounts that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional living benefit you choose, you can have substantial flexibility to invest in the Sub-accounts while:

. guaranteeing a minimum amount of growth to be used as the basis for lifetime withdrawals; or

. guaranteeing a minimum amount of growth to be used as the basis for withdrawals over the life of two spouses

We currently offer the following “living benefits”:
. Highest Daily Lifetime Income v2.1
. Spousal Highest Daily Lifetime Income v2.1

Each living benefit requires your participation in a predetermined mathematical formula that may transfer your account value between the Sub-accounts you have chosen from among those we permit with the benefit (i.e., the “permitted Sub-accounts”) and the AST Investment Grade Bond Sub-account. Although not guaranteed, the optional living benefit investment requirements and the applicable formula are designed to reduce the difference between your Account Value and our liability under the benefit. Minimizing such difference generally benefits us by decreasing the risk that we will use our own assets to make benefit payments to you. Though the investment requirements and formula are designed to reduce risk, they do not guarantee any appreciation of your Account Value. In fact, they could mean that you miss appreciation opportunities in other investment options. We are not providing you with investment advice through the use of the formula. In addition, the formula does not constitute an investment strategy that we are recommending to you.

The Highest Daily Lifetime v2.1 benefits are “Lifetime Guaranteed Minimum Withdrawal Benefits”. These benefits are designed for someone who wants a guaranteed lifetime income stream through withdrawals over time, rather than by annuitizing. Please note that there is a Latest Annuity Date under your Annuity, by which date annuity payments must commence.

A complete description of the terms, conditions and limitation of each optional benefit follows.  See the chart in the “Investment Options” section of the prospectus for a list of investment options available and permitted with each benefit.  We reserve the right to terminate a benefit if you allocate funds into non-permitted investment options. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. As is the case with optional living benefits in general, the fulfillment of our guarantee under these benefits is dependent on our claims-paying ability.

Under any of the Guaranteed Lifetime Withdrawal Benefits, withdrawals in excess of the Annual Income Amount, called “Excess Income,” will result in a permanent reduction in future guaranteed amounts. If you wish to withdraw Excess Income but are uncertain how it will impact your future guaranteed amounts, you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of taking the withdrawal.

TERMINATION OF EXISTING BENEFITS AND ELECTION OF NEW BENEFITS

If you elect an optional living benefit, you may subsequently terminate the benefit and elect one of the then currently available benefits, subject to availability of the benefit at that time and our then current rules. There is currently no waiting period for such an election (you may elect a new benefit beginning on the next Valuation Day), provided that upon such an election, your Account Value must be allocated to the Investment Options permitted for the optional benefit. We reserve the right to waive, change and/or further limit availability and election frequencies in the future. Check with your Financial Professional regarding the availability of re-electing or electing a benefit and any waiting period. The benefit you re-elect or elect may not provide the same guarantees and/or may be more expensive than the benefit you are terminating. Note that once you terminate an existing benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Account Value as of the date the new benefit becomes effective.  You should carefully consider whether terminating your existing benefit and electing a new benefit is appropriate for you.

Certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a “marriage” as a legal union between a man and a woman and a “spouse” as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity’s “spousal continuance” provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

HIGHEST DAILY LIFETIME INCOME v2.1 BENEFIT

Highest Daily Lifetime Income v2.1 is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for life. We reserve the right, in our sole discretion, to cease offering this benefit for new elections, at any time.

We offer a benefit that guarantees until the death of the single designated life (the Annuitant) the ability to withdraw an annual amount (the “Annual Income Amount”) equal to a percentage of an initial value (the “Protected Withdrawal Value”) regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life provided that you do not take withdrawals of Excess Income that result in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time “Non-Lifetime Withdrawal”. All other partial withdrawals from your Annuity are considered a “Lifetime Withdrawal” under the benefit. Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero (for any reason other than due to partial withdrawals of Excess Income). Highest Daily Lifetime Income v2.1 may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that Sub-account performance will not affect your ability to receive annual payments. You are not required to take withdrawals as part of the benefit – the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Highest Daily Lifetime Income v2.1 is the predetermined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section below entitled “How Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account.”

The income benefit under Highest Daily Lifetime Income v2.1 currently is based on a single “designated life” who is at least 50 years old on the date that the benefit is acquired. Highest Daily Lifetime Income v2.1 is not available if you elect any other optional living benefit. As long as your Highest Daily Lifetime Income v2.1 is in effect, you must allocate your Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the “Investment Options” section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Account Value falls to zero, if that particular withdrawal of Excess Income (described below) brings your Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under Highest Daily Lifetime Income v2.1.

Key Feature – Protected Withdrawal Value
The Protected Withdrawal Value is only used to calculate the initial Annual Income Amount and the benefit fee. The Protected Withdrawal Value is separate from your Unadjusted Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Unadjusted Account Value. On each Valuation Day thereafter, until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the “Periodic Value” described in the next paragraphs.

The “Periodic Value” is initially equal to the Unadjusted Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. The Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal.

The Periodic Value [TO BE FILED BY AMENDMENT]:
On any day we recalculate the Periodic Value (a “Current Valuation Day”) that falls [TO BE FILED BY AMENDMENT], the Periodic Value is equal to the greater of:
(1)
the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day; and

(2)	the Unadjusted Account Value on the current Valuation Day.

[TO BE FILED BY AMENDMENT]

If you have not made a Lifetime Withdrawal on or before the 12th Anniversary of the effective date of the benefit, your Periodic Value on the 12th Anniversary of the benefit effective date is equal to the greater of:
(1)the Periodic Value described above, or
(2) the sum of (a), (b) and (c) below proportionally reduced for any Non-Lifetime Withdrawals:
(a)200% of the Unadjusted Account Value on the effective date of the benefit including any Purchase Payments made on that day;
(b)200% of all Purchase Payments made within one year following the effective date of the benefit; and
(c)all Purchase Payments made after one year following the effective date of the benefit.

This means that if you do not take a withdrawal on or before the 12th Anniversary of the benefit, your Protected Withdrawal Value on the 12th Anniversary will be at least double (200%) your initial Protected Withdrawal Value established on the date of benefit election. As such, you should carefully consider when it is most appropriate for you to begin taking withdrawals under the benefit.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals (see the examples that begin immediately prior to the sub-heading below entitled “Example of dollar-for-dollar reductions”).

Please note that if you elect Highest Daily Lifetime Income v2.1, your Account Value is not guaranteed, can fluctuate and may lose value.

Key Feature – Annual Income Amount under Highest Daily Lifetime Income v2.1.
The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value at the first Lifetime Withdrawal and does not reduce in subsequent Annuity Years, as described below. The percentage initially depends on the age of the Annuitant on the date of the first Lifetime Withdrawal. The percentages are: [TO BE FILED BY AMENDMENT]. Under Highest Daily Lifetime Income v2.1, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount (“Excess Income”), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

As discussed in this paragraph, when you make a partial withdrawal that is subject to a CDSC and/or tax withholding, we will identify the amount that includes not only the amount you actually receive, but also the amount of the CDSC and/or tax withholding, to determine whether your withdrawal has exceeded the Annual Income Amount. When you take a partial withdrawal, you may request a “gross” withdrawal amount (e.g., $2000) but then have any CDSC and/or tax withholding deducted from the amount you actually receive. The portion of a withdrawal that exceeded your Annual Income Amount (if any) would be treated as Excess Income and thus would reduce your Annual Income Amount in subsequent years. Alternatively, you may request that a “net” withdrawal amount actually be paid to you (e.g., $2000), with the understanding that any CDSC and/or tax withholding (e.g., $240) be applied to your remaining Account Value. In the latter scenario, we determine whether any portion of the withdrawal is to be treated as Excess Income by looking to the sum of the net amount you actually receive (e.g., $2000) and the amount of any CDSC and/or tax withholding (in this example, a total of $2240). The amount of that sum (e.g., the $2000 you received plus the $240 for the CDSC and/or tax withholding) that exceeds your Annual Income Amount will be treated as Excess Income – thereby reducing your Annual Income Amount in subsequent years.

You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

Any Purchase Payment that you make subsequent to the election of Highest Daily Lifetime Income v2.1 and subsequent to the first Lifetime Withdrawal will (i) immediately increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the Annuitant at the time of the first Lifetime Withdrawal (the percentages are: [TO BE FILED BY AMENDMENT]) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.

While Highest Daily Lifetime Income v2.1 is in effect, we may limit, restrict, suspend or reject any additional Purchase Payment at any time, on a non-discriminatory basis. Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:
•
if we determine that, as a result of the timing and amounts of your additional Purchase Payments and Withdrawals, the Annual Income Amount is being increased in an unintended fashion.  Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s); or

•	if we are not then offering this benefit for new issues; or
•	if we are offering a modified version of this benefit for new issues.

We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.

Highest Daily Auto Step-Up
An automatic step-up feature (“Highest Daily Auto Step-Up”) is part of Highest Daily Lifetime Income v2.1. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Auto Step-Up starts with the anniversary of the Issue Date of the Annuity (the “Annuity Anniversary”) immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur. The percentages are: [TO BE FILED BY AMENDMENT]. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. All daily valuations and annual step-ups will only occur on a Valuation Day. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Highest Daily Lifetime Income v2.1 has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Highest Daily Lifetime Income v2.1 upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should consult with your Financial Professional and carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled “Your Optional Benefit Fees and Charges.”

If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

Highest Daily Lifetime Income v2.1 does not affect your ability to take partial withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Annual Income Amount. Under Highest Daily Lifetime Income v2.1, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative Lifetime Withdrawals in any Annuity Year are less than the Annual Income Amount, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative Lifetime Withdrawals in an Annuity Year exceed the Annual Income Amount, your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules).

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime Income v2.1 or any other fees and charges under the Annuity. Assume the following for all three examples:
•	The Issue Date is November 1, 2012
•	Highest Daily Lifetime Income v2.1 is elected on August 1, 2013
•	The Annuitant was 70 years old when he/she elected Highest Daily Lifetime Income v2.1
•	The first withdrawal is a Lifetime Withdrawal

Example of dollar-for-dollar reductions
On October 24, 2013, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $6,000 (since the designated life is between the ages of 65 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2013) is $3,500. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($6,000 less $2,500 = $3,500).

Example of proportional reductions
Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 29, 2013 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $1,500 reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there are other future withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:
Account Value before Lifetime withdrawal                     $118,000.00
Less amount of “non” Excess Income                             $     3,500.00
Account Value immediately before Excess Income of $1,500 $114,500.00
Excess Income amount                                            $     1,500.00
Ratio                                                                   1.31%
Annual Income Amount                                         $     6,000.00
Less ratio of 1.31%                                                  $          78.60
Annual Income Amount for future Annuity Years            $     5,921.40

Example of highest daily auto step-up
On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the Annuitant’s age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is greater than the Annual Income Amount, adjusted for Excess Income and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the Excess Income on October 29 reduces the amount to $5,921.40 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 5% (since the designated life is between 65 and 84 on the date of the potential step-up) of the highest daily Account Value, adjusted for withdrawals and Purchase Payments, is greater than $5,921.40. Here are the calculations for determining the daily values. Only the October 25 value is being adjusted for Excess Income as the October 30, October 31, and November 1 Valuation Days occur after the Excess Income on October 29.

         Highest Daily Value        Adjusted Annual
Unadjusted        (adjusted for withdrawal  Income Amount (5% of the
Date*Account Value       and purchase payments)**     Highest Daily Value)

October 25, 2013 $119,000.00 $119,000.00 $5,950.00
October 29, 2013 $113,000.00 $113,986.98 $5,699.35
October 30, 2013 $113,000.00 $113,986.98 $5,699.35
October 31, 2013 $119,000.00 $119,000.00 $5,950.00
November 1, 2013 $118,473.00 $119,000.00 $5,950.00

* In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent
Annuity Years Valuation Dates will be the Annuity Anniversary and every day following the Annuity Anniversary. The Annuity Anniversary Date of
November 1 is considered the first Valuation Date in the Annuity Year.
** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 25, resulting in an adjusted Annual Income Amount of
$5,950.00. This amount is adjusted on October 29 to reflect the $5,000 withdrawal. The calculations for the adjustments are:
▪  The Account Value of $119,000 on October 25 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for the Annuity Year), resulting in Account Value of $115,500 before the Excess Income.
▪  This amount ($115,500) is further reduced by 1.31% (this is the ratio in the above example which is the Excess Income divided by the Account Value immediately preceding the Excess Income) resulting in a Highest Daily Value of $113,986.98.
.▪  The adjusted October 29 Highest Daily Value, $113,986.98, is carried forward to the next Valuation Date of October 30. At this time, we compare this amount to the Account Value on October 30, $113,000. Since the October 29 adjusted Highest Daily Value of $113,986.98 is greater than the
       October 30 value, we will continue to carry $113,986.98 forward to the next Valuation Day of October 31. The Account Value on
       October 31, $119,000.00, becomes the final Highest Daily Value since it exceeds the $113,986.98 carried forward.
▪  The October 31 adjusted Highest Daily Value of $119,000.00 is also greater than the November 1 value, so we will continue to carry $119,000.00 forward to the final Valuation Day of November 1.

In this example, the final Highest Daily Value of $119,000.00 is converted to an Annual Income Amount based on the applicable percentage of 5%, generating an Annual Income Amount of $5,950.00. Since this amount is greater than the current year’s Annual Income Amount of $5,921.40 (adjusted for Excess Income), the Annual Income Amount for the next Annuity Year, starting on November 1, 2013 and continuing through October 31, 2014, will be stepped-up to $5,950.00.

Non-Lifetime Withdrawal Feature
You may take a one-time non-lifetime withdrawal (“Non-Lifetime Withdrawal”) under Highest Daily Lifetime Income v2.1. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. You cannot take a Non-Lifetime Withdrawal in an amount that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value (see “Surrenders – Surrender Value”). This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value described above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with Highest Daily Lifetime Income v2.1. You must tell us at the time you take the withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under Highest Daily Lifetime Income v2.1. If you don’t elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Annual Income Amount, which is based on your Protected Withdrawal Value. Once you elect to take the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken. If you do not take a Non-Lifetime Withdrawal before beginning Lifetime Withdrawals, you lose the ability to take it.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value. It will also proportionally reduce the Periodic Value guarantee on the twelfth anniversary of the benefit effective date (see description in “Key Feature – Protected Withdrawal Value,” above). It will reduce both by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal. Thus, the first withdrawal will be a Lifetime Withdrawal.

Example – Non-Lifetime Withdrawal (proportional reduction)
This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit.

Assume the following:
▪ The Issue Date is December 3, 2012
▪ Highest Daily Lifetime Income v2.1 is elected on September 4, 2013
▪ The Account Value at benefit election was $105,000
▪ The Annuitant was 70 years old when he/she elected Highest Daily Lifetime Income v2.1
▪ No previous withdrawals have been taken under Highest Daily Lifetime Income v2.1
▪ On October 3, 2013, the Protected Withdrawal Value is $125,000, the 12th benefit year minimum Periodic Value guarantee is $210,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on
    October 3, 2013 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with Highest Daily Lifetime
    Income v2.1 will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

Here is the calculation:

Withdrawal amount $  15,000
Divided by Account Value before withdrawal $120,000
Equals ratio         12.5%
All guarantees will be reduced by the above ratio (12.5%)
Protected Withdrawal Value $109,375
12th benefit year Minimum Periodic Value       $183,750

Required Minimum Distributions
Required Minimum Distributions (“RMD”) for this Annuity must be taken by April 1st in the year following the date you turn age 70½ and by December 31st for subsequent calendar years. If the annual RMD amount is greater than the Annual Income Amount, a withdrawal of the RMD amount will not be treated as a withdrawal of Excess Income, as long as the RMD amount is calculated by us for this Annuity and administered under a program we support each calendar year. If you are not participating in an RMD withdrawal program each calendar year, you can alternatively satisfy the RMD amount without it being treated as a withdrawal of Excess Income.

The following rules apply to determine if any portion of an RMD amount will be treated as Excess Income.

For purposes of this provision, in relation to any Annuity Year, the “Second Calendar Year” is the calendar year following the calendar year in which the Annuity Year began.

In general, withdrawals made from the Annuity during an Annuity Year to meet the RMD provisions of the Code will not be treated as Excess Income.  However, if in any Annuity Year, you take a Lifetime Withdrawal in the Second Calendar Year, then the amount which will not be treated as Excess Income is the greater of:

(1)	the remaining Annual Income Amount for that Annuity Year, and

(2)	the difference between the Second Calendar Year’s remaining RMD amount and the Annual Income Amount.

Any remaining RMD amount for the Second Calendar Year can be taken in the following Annuity Year.

If, in any Annuity Year, your RMD amount is not greater than the Annual Income Amount, any withdrawals in excess of the Annual Income Amount will be treated as Excess Income.

Please see hypothetical examples below for details.

If you do not comply with the rules described above, any withdrawal that exceeds the Annual Income Amount will be treated as a withdrawal of Excess Income, which will reduce your Annual Income Amount in future Annuity Years. This may include situations where you comply with the rules outlined above and then decide to take additional withdrawals after satisfying your RMD requirement from the Annuity.

We will assume your first withdrawal under the benefit is a Lifetime Withdrawal unless you designated the withdrawal as a Non-Lifetime Withdrawal.

Example

The following example is purely hypothetical and intended to illustrate a scenario as described above. Note that withdrawals must comply with all IRS guidelines in order to satisfy the RMD for the current calendar year.

Assumptions:

RMD Calendar Year
01/01/2013 to 12/31/2013

Annuity Year
06/01/2012 to 05/31/2013

Annual Income Amount and RMD Amount
Annual Income Amount = $5,000
Remaining Annual Income Amount as of 1/3/2013 = $3,000 (a $2,000 withdrawal was taken on 7/1/2012)
RMD Amount for Calendar Year 2013 = $6,000

The amount you may withdraw in the current Annuity Year (between 1/3/2013 and 5/31/2013) without it being treated as Excess Income is $4,000. Here is the calculation: $3,000 + ($6,000 – $5,000) = $4,000.

If the $4,000 withdrawal is taken in the current Annuity Year (prior to 6/1/2013), the remaining Annual Income Amount will be zero and the remaining RMD amount of $2,000 may be taken in the subsequent Annuity Year beginning on 6/1/2013 (when your Annual Income Amount is reset to $5,000).

If you had chosen to not take any additional withdrawals until on or after 6/1/2013, then you would be eligible to withdraw $6,000 without it being treated as a withdrawal of Excess Income.

Benefits Under Highest Daily Lifetime Income v2.1
•
To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Highest Daily Lifetime Income v2.1, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. After the Account Value is reduced to zero, you will not be permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative partial withdrawals in the Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, Highest Daily Lifetime Income v2.1 terminates, and no additional payments are permitted. However, if a partial withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity, then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the designated life.

•
Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

•
If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1)   apply your Account Value, less any applicable tax charges, to any annuity option available; or

(2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. If this option is elected, the Annual Income Amount will not increase after annuity payments have begun. We will make payments until the death of the single designated life. We must receive your request in a form acceptable to us at our Service Office. If applying your Account Value, less any applicable tax charges, to the life-only annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

•
In the absence of an election when mandatory annuity payments are to begin we currently make annual annuity payments in the form of a single life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the period certain in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

         (1)the present value of the future Annual Income Amount payments (if no Lifetime Withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin). Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and

(2)     the Account Value.

Other Important Considerations
•
Withdrawals under Highest Daily Lifetime Income v2.1 are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as partial withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first systematic withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while Highest Daily Lifetime Income v2.1 is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account). If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.

•
Any Lifetime Withdrawal that you take that is not a withdrawal of Excess Income is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. Any Lifetime Withdrawal that is treated as Excess Income is subject to any applicable CDSC, if the withdrawal is greater than the Free Withdrawal amount. (See “Fees, Charges and Deductions – Contingent Deferred Sales Charge (“CDSC”)” and “Access to Account Value – Free Withdrawal Amounts.”)

•
You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, and you will be using an optional benefit for which you are paying a charge. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. For example, withdrawals reduce your Account Value and may limit the potential for increasing your Protected Withdrawal Value. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

•
You cannot allocate Purchase Payments or transfer Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolio appears within the section entitled “Investment Options.” You can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.

•
Transfers to and from the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account triggered by the predetermined mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

•
Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to the Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will only apply upon re-allocation of Account Value, or upon addition of subsequent Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.

•
If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Sub-accounts and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not begin until the close of business on the following Valuation Day.

•	Any Death Benefit will terminate if withdrawals taken under Highest Daily Lifetime Income v2.1 reduce your Account Value to zero (see “Death Benefit”).
•
The current charge for Highest Daily Lifetime Income v2.1 is [TO BE FILED BY AMENDMENT] annually of the greater of the Account Value and Protected Withdrawal Value. The maximum charge for Highest Daily Lifetime Income v2.1 is 2.00% annually of the greater of the Account Value and Protected Withdrawal Value. As discussed in “Highest Daily Auto Step-Up” above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary. Thus, we deduct, on a quarterly basis, [TO BE FILED BY AMENDMENT] of the greater of the prior Valuation Day’s Account Value and the prior Valuation Day’s Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account. You will begin paying this charge as of the effective date of the benefit even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments.

If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the “Account Value Floor”), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for Highest Daily Lifetime Income v2.1 would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, partial withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

Election of and Designations under the Benefit
For Highest Daily Lifetime Income v2.1, there must be either a single Owner who is the same as the Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 50 years old. Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Income v2.1. Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime Income v2.1, except if (a) the new Owner has the same taxpayer identification number as the previous Owner, (b) ownership is transferred from a custodian or other entity to the Annuitant, or vice versa or (c) ownership is transferred from one entity to another entity that satisfies our administrative ownership guidelines.

Highest Daily Lifetime Income v2.1 can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Highest Daily Lifetime Income v2.1 and terminate it, you can re-elect it, subject to our current rules and availability. See “Termination of Existing Benefits and Election of New Benefits” for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect Highest Daily Lifetime Income v2.1, you lose the guarantees that you had accumulated under your existing benefit and your guarantees under Highest Daily Lifetime Income v2.1 will be based on your Account Value on the effective date of Highest Daily Lifetime Income v2.1. You and your Financial Professional should carefully consider whether terminating your existing benefit and electing Highest Daily Lifetime Income v2.1 is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future for new elections of this benefit.

If you wish to elect this benefit and you are currently participating in a Systematic Withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity’s Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Highest Daily Lifetime Income v2.1 so long as you participate in a Systematic Withdrawal program in which withdrawals are not taken pro rata.

Termination of the Benefit
You may terminate Highest Daily Lifetime Income v2.1 at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

The benefit automatically terminates upon the first to occur of the following:
(i)	your termination of the benefit,
(ii)	your surrender of the Annuity,
(iii)	your election to begin receiving annuity payments (although if you have elected to receive the Annual Income Amount in the form of annuity payments, we will continue to pay the Annual Income Amount)
(iv)	our receipt of Due Proof of Death of the Owner or Annuitant (for entity-owned annuities)
(v)	both the Account Value and Annual Income Amount equal zero,
(vi)	you allocate or transfer any portion of your Account Value to any Sub–account(s) to which you are not permitted to electively allocate or transfer Account Value, or
(vii)	you cease to meet our requirements as described in “Election of and Designations under the Benefit” above.

“Due Proof of Death” is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claim forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

Upon termination of Highest Daily Lifetime Income v2.1, other than upon the death of the Annuitant or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

If a surviving spouse elects to continue the Annuity, Highest Daily Lifetime Income v2.1 terminates upon Due Proof of Death. The spouse may newly elect the benefit subject to the restrictions discussed above.

How Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account

Overview of The Predetermined Mathematical Formula
Our goal is to seek a careful balance between providing value-added products, such as the Highest Daily Lifetime Income v2.1 suite of benefits, while managing the risk associated with offering these products. One of the key features that helps us accomplish that balance and an integral part of the Highest Daily Lifetime Income v2.1 suite is the predetermined mathematical formula used to transfer Account Value between the Permitted Subaccounts and the AST Investment Grade Bond Sub-account, referred to in this section as the “Bond Sub-account”. The formula is designed primarily to mitigate some of the financial risks that we incur in providing the guarantee under the Highest Daily Lifetime Income v2.1 suite of benefits.

The formula is set forth in Appendix B (and is described below).

The predetermined mathematical formula (“formula”) monitors each individual contract each Valuation Day that the benefit is in effect on your Annuity, in order to help us manage guarantees through all market cycles. It helps manage the risk associated with these benefits, which is generally represented by the gap between your Account Value and the Protected Withdrawal Value. As the gap between these two values increases, the formula will determine if and how much money should be transferred into the Bond Sub-account. This movement is intended to reduce the equity risk we will bear in funding our obligation associated with these benefits. As the gap decreases (due to favorable performance of the Account Value), the formula then determines if and how much money should transfer back into the Permitted Sub-accounts. The use of the formula, combined with restrictions on the Sub-accounts you are allowed to invest in, lessens the risk that your Account Value will be reduced to zero while you are still alive, thus reducing the likelihood that we will make any lifetime income payments under this benefit. It may also limit the potential for your Account Value to grow.

However, in addition to providing lifetime income when your Account Value is reduced to zero, Highest Daily Lifetime Income v2.1 can potentially dampen the impact of volatility on your Account Value during extreme market downturns by transferring assets from your chosen investments into the Bond Sub-account as described above. This occurs pursuant to the predetermined mathematical formula, which can limit the possibility or reduce the amount of a significant loss of Account Value, and potentially provide a higher income stream in retirement.

The formula is not forward looking and contains no predictive or projective component with respect to the markets, the Account Value or the Protected Withdrawal Value. We are not providing you with investment advice through the use of the formula nor does the formula constitute an investment strategy that we are recommending to you.

Transfer Activity Under the Formula
Prior to the first Lifetime Withdrawal, the primary driver of transfers to the Bond Sub-account is the difference between your Account Value and your Protected Withdrawal Value. If none of your Account Value is allocated to the Bond Sub-account, then over time the formula permits an increasing difference between the Account Value and the Protected Withdrawal Value before a transfer to the Bond Sub-account occurs. Therefore, over time, assuming none of the Account Value is allocated to the Bond Sub-account, the formula will allow for a greater decrease in the Account Value before a transfer to the Bond Sub-account is made.

It is important to understand that transfers within your Annuity are specific to the performance of your chosen investment options, the performance of the Bond Sub-account while money is invested in it, as well as how long the benefit has been owned. For example, two contracts purchased on the same day, but invested differently, will likely have different results, as would two contracts purchased on different days with the same investment options.

Each market cycle is unique, therefore the performance of your Sub-accounts, and its impact on your Account Value, will differ from market cycle to market cycle, therefore producing different transfer activity under the formula. The amount and timing of transfers to and from the Bond Sub-account depend on various factors unique to your Annuity and are not necessarily directly correlated with the securities markets, bond markets, interest rates or any other market or index. Some of the factors that determine the amount and timing of transfers (as applicable to your Annuity), include:
•	The difference between your Account Value and your Protected Withdrawal Value;
•	The amount of time the benefit has been in effect on your Annuity;
•	The amount allocated to and the performance of the Permitted Sub-accounts and the Bond Sub-account;
•	Any additional Purchase Payments you make to your Annuity (while the benefit is in effect); and
•	Any withdrawals you take from your Annuity (while the benefit is in effect).

Under the formula, investment performance of your Account Value that is negative, flat, or even moderately positive may result in a transfer of a portion of your Account Value in the Permitted Sub-accounts to the Bond Sub-account.

At any given time, some, most or none of your Account Value will be allocated to the Bond Sub-account, as dictated by the formula.

The amount allocated to the Bond Sub-account and the amount allocated to the Permitted Sub-accounts each is a variable in the formula. Therefore, the investment performance of each affects whether a transfer occurs for your Annuity. As the amounts allocated to either the Bond Sub-account or the Permitted Sub-accounts increase, the performance of those sub-accounts will have a greater impact on your Account Value and hence a greater impact on if (and how much of) your Account Value is transferred to or from the Bond Sub-account. It is possible that if a significant portion of your Account Value is allocated to the Bond Sub-account and that Sub-account has positive performance, the formula might transfer a portion of your Account Value to the Permitted Sub-accounts, even if the performance of your Permitted Sub-accounts is negative. Conversely, if a significant portion of your Account Value is allocated to the Bond Sub-account and that Sub-account has negative performance, the formula may transfer additional amounts from your Permitted Sub-accounts to the Bond Sub-account even if the performance of your Permitted Sub-accounts is positive.

How the Formula Operates
Generally, the formula, which is applied each Valuation Day, takes four steps in determining any applicable transfers within your
Annuity.
(1)  First, the formula starts by identifying the value of future income payments we expect to pay. We refer to that value as the
      “Target Value” or “L”.
(2)  Second, we subtract any amounts invested in the Bond Sub-account (“B”) from the Target Value and divide that number by the amount invested in the Permitted Sub-Accounts (“VV + VF”). We refer to this resulting value as the “Target Ratio” or “R”.
(3)  Third, we compare the Target Ratio to designated thresholds and other rules described in greater detail below to determine if a transfer needs to occur.
(4)  If a transfer needs to occur, we use another calculation to determine the amount of the transfer.

The Formula is:
R = (L – B) / (VV + VF)

More specifically, the formula operates as follows:

(1)	We calculate the Target Value (L) by multiplying the income basis for that day by 5% and by the applicable Annuity Factor found in Appendix B. If you have already made a Lifetime Withdrawal, your Target Value would take into account any automatic step-up, any subsequent Purchase Payments, and any withdrawals of Excess Income.

Example (assume the income basis is $200,000, and the contract is 11½ months old, resulting in an annuity factor of 14.95)

Target Value (L)  =   $200,000 x 5% x 14.95 = $149,500

(2)	Next, to calculate the Target Ratio (R), the Target Value is reduced by any amount held within the Bond Sub-account (B) on that day. The remaining amount is divided by the amount held within the Permitted Sub-accounts (V).

Example (assume the amount in the Bond Sub-account is zero, and the amount held within the Permitted Sub-accounts is
$179,500)

Target Ratio (R) =   ($149,500 – 0)/$179,500 = 83.3%

(3)	If, on each of three consecutive Valuation Days, the Target Ratio is greater than 83% but less than or equal to 84.5%, the formula will, on the third Valuation Day, make a transfer from your Permitted Sub-accounts to the Bond Sub-account (subject to the 90% cap discussed below). If, however, on any Valuation Day, the Target Ratio is above 84.5%, the formula will make a transfer from the Permitted Sub-accounts to the Bond Sub-account (subject to the 90% cap). Once a transfer is made, the Target Ratio must again be greater than 83% but less than or equal to 84.5% for three consecutive Valuation Days before a subsequent transfer to the Bond Sub-account will occur. If the Target Ratio falls below 78% on any Valuation Day, then a transfer from the Bond Sub-account to the Permitted Sub-accounts will occur.

Example: Assuming the Target Ratio is above 83% for a 3rd consecutive Valuation Day, but less than or equal to 84.5% for three consecutive Valuation Days, a transfer into the Bond Portfolio occurred.

(4)	In deciding how much to transfer, we perform a calculation that essentially seeks to reallocate amounts held in the Permitted

Sub-accounts and the Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80% (subject to the 90% Cap discussion below). The further the Target Ratio is from 80% when a transfer is occurring under the formula, the greater the transfer amount will be.

The 90% Cap
The formula will not execute a transfer to the Bond Sub-account that results in more than 90% of your Account Value being allocated to the Bond Sub-account (“90% cap”) on that Valuation Day. Thus, on any Valuation Day, if the formula would require a transfer to the Bond Sub-account that would result in more than 90% of the Account Value being allocated to the Bond Sub-account, only the amount that results in exactly 90% of the Account Value being allocated to the Bond Sub-account will be transferred. Additionally, future transfers into the Bond Sub-account will not be made (regardless of the performance of the Bond Sub-account and the Permitted Sub-accounts) at least until there is first a transfer out of the Bond Sub-account. Once this transfer occurs out of the Bond Sub-account, future amounts may be transferred to or from the Bond Sub-account (subject to the 90% cap).

Under the operation of the formula, the 90% cap may come into and out of effect multiple times while you participate in the benefit. At no time will the formula make a transfer to the Bond Sub-account that results in greater than 90% of your Account Value being allocated to the Bond Sub-account. However, it is possible that, due to the investment performance of your allocations in the Bond Sub-account and your allocations in the Permitted Sub-accounts you have selected, your Account Value could be more than 90% invested in the Bond Sub-account.

Monthly Transfers
Additionally, on each monthly Annuity Anniversary (if the monthly Annuity Anniversary does not fall on a Valuation Day, the next Valuation Day will be used), following all of the above described daily calculations, if there is money allocated to the Bond Sub-account, the formula will perform an additional calculation to determine whether or not a transfer will be made from the Bond Sub-account to the Permitted Sub-accounts. This transfer will automatically occur provided that the Target Ratio, as described above, would be less than 83% after this transfer. The formula will not execute a transfer if the Target Ratio after this transfer would occur would be greater than or equal to 83%.

The amount of the transfer will be equal to the lesser of:
a)   The total value of all your Account Value in the Bond Sub-account, or
b)   An amount equal to 5% of your total Account Value.

Other Important Information
•
The Bond sub-account is not a Permitted Sub-account. As such, only the formula can transfer Account Value to or from the Bond Sub-account. You may not allocate Purchase Payments or transfer any of your Account Value to or from the Bond Sub-account.

•
While you are not notified before a transfer occurs to or from the Bond Sub-account, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the Bond Sub-account. Your confirmation statements will be detailed to include the effective date of the transfer, the dollar amount of the transfer and the Permitted Sub-accounts the funds are being transferred to/from. Depending on the results of the calculations of the formula, we may, on any Valuation Day:

•	Not make any transfer between the Permitted Sub-accounts and the Bond Sub-account; or
•	If a portion of your Account Value was previously allocated to the Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts (as described above); or
•	Transfer a portion of your Account Value in the Permitted Sub-accounts to the Bond Sub-account.
•	If you make additional Purchase Payments to your Annuity, they will be allocated to the Permitted Sub-accounts and will be subject to the formula.
•
Additional Purchase Payments to your Annuity do not increase “B” within the formula, and may result in an additional Account Value being transferred to the Permitted Sub-accounts, or a transfer to the Bond Sub-account due to the change in the ratio.

•
If you make additional Purchase Payments to your Annuity while the 90% cap is in effect, the formula will not transfer any of such additional Purchase Payments to the Bond Sub-account at least until there is first a transfer out of the Bond Sub-account, regardless of how much of your Account Value is in the Permitted Sub-accounts. This means that there could be scenarios under which, because of the additional Purchase Payments you make, less than 90% of your entire Account Value is allocated to the Bond Sub-account, and the formula will still not transfer any of your Account Value to the Bond Sub-account (at least until there is first a transfer out of the Bond Sub-account).

Additional Tax Considerations
If you purchase an annuity as an investment vehicle for “qualified” investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts beginning after age 70½. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner’s lifetime. In addition, the amount and duration of payments under the annuity payment provision may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution rules under the tax law.

As indicated, withdrawals made while this benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this benefit here. However, we do note that if you participate in Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.

SPOUSAL HIGHEST DAILY LIFETIME INCOME v2.1 BENEFIT
Spousal Highest Daily Lifetime Income v2.1 is a lifetime guaranteed minimum withdrawal benefit, under which, subject to the terms of the benefit, we guarantee your ability to take a certain annual withdrawal amount for the lives of two individuals who are spouses. We reserve the right, in our sole discretion, to cease offering this benefit for new elections at any time.

We offer a benefit that guarantees, until the later death of two natural persons who are each other’s spouses at the time of election of the benefit and at the first death of one of them (the “designated lives”, and each, a “designated life”), the ability to withdraw an annual amount (the “Annual Income Amount”) equal to a percentage of an initial principal value (the “Protected Withdrawal Value”) regardless of the impact of Sub-account performance on the Account Value, subject to our rules regarding the timing and amount of withdrawals. You are guaranteed to be able to withdraw the Annual Income Amount for the lives of the designated lives, provided you have not made withdrawals of Excess Income that result in your Account Value being reduced to zero. We also permit you to designate the first withdrawal from your Annuity as a one-time “Non-Lifetime Withdrawal.” All other withdrawals from your Annuity are considered a “Lifetime Withdrawal” under the benefit. Withdrawals are taken first from your own Account Value. We are only required to begin making lifetime income payments to you under our guarantee when and if your Account Value is reduced to zero (for any reason other than due to partial withdrawals of Excess Income). The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that Sub-account performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue Spousal Highest Daily Lifetime Income v2.1 after the death of the first spouse. You are not required to make withdrawals as part of the benefit – the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. An integral component of Spousal Highest Daily Lifetime Income v2.1 is the predetermined mathematical formula we employ that may periodically transfer your Account Value to and from the AST Investment Grade Bond Sub-account. See the section above entitled “How Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account.”

Spousal Highest Daily Lifetime Income v2.1 is the spousal version of Highest Daily Lifetime Income v2.1. Currently, if you elect Spousal Highest Daily Lifetime Income v2.1 and subsequently terminate the benefit, you may elect another living benefit, subject to our current rules. See “Election of and Designations under the Benefit” below and “Termination of Existing Benefits and Election of New Benefits” for details. Please note that if you terminate Spousal Highest Daily Lifetime Income v2.1 and elect another benefit, you lose the guarantees that you had accumulated under your existing benefit and will begin the new guarantees under the new benefit you elect based on your Account Value as of the date the new benefit becomes active. Spousal Highest Daily Lifetime Income v2.1 must be elected based on two designated lives, as described below. Each designated life must be at least 50 years old when the benefit is elected. Spousal Highest Daily Lifetime Income v2.1 is not available if you elect any other optional living benefit. As long as your Spousal Highest Daily Lifetime Income v2.1 is in effect, you must allocate your Account Value in accordance with the permitted Sub-accounts and other Investment Option(s) available with this benefit. For a more detailed description of the permitted Investment Options, see the “Investment Options” section.

Although you are guaranteed the ability to withdraw your Annual Income Amount for life even if your Account Value falls to zero, if that particular withdrawal of Excess Income (described below) brings your Account Value to zero, your Annual Income Amount also would fall to zero, and the benefit and the Annuity then would terminate. In that scenario, no further amount would be payable under Spousal Highest Daily Lifetime Income v2.1.

Key Feature – Protected Withdrawal Value
The Protected Withdrawal Value is only used to calculate the initial Annual Income Amount and the benefit fee. The Protected Withdrawal Value is separate from your Account Value and not available as cash or a lump sum withdrawal. On the effective date of the benefit, the Protected Withdrawal Value is equal to your Account Value. On each Valuation Day thereafter until the date of your first Lifetime Withdrawal (excluding any Non-Lifetime Withdrawal discussed below), the Protected Withdrawal Value is equal to the “Periodic Value” described in the next paragraph.

The “Periodic Value” is initially equal to the Account Value on the effective date of the benefit. On each Valuation Day thereafter until the first Lifetime Withdrawal, we recalculate the Periodic Value. We stop determining the Periodic Value upon your first Lifetime Withdrawal after the effective date of the benefit. The Periodic Value is proportionally reduced for any Non-Lifetime Withdrawal. “”

The Periodic Value [TO BE FILED BY AMENDMENT]:
On any day we recalculate the Periodic Value (a “Current Valuation Day”) that falls [TO BE FILED BY AMENDMENT], the Periodic Value is equal to the greater of:
(1)
the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of 5% annually during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any Purchase Payment made on the Current Valuation Day; and

(2)	the Unadjusted Account Value on the current Valuation Day.

[TO BE FILED BY AMENDMENT]

If you have not made a Lifetime Withdrawal on or before the 12th Anniversary of the effective date of the benefit, your Periodic Value on the 12th Anniversary of the benefit effective date is equal to the greater of:

(1)   the Periodic Value described above or,
(2)   the sum of (a), (b) and (c) proportionally reduced for any Non-Lifetime Withdrawal:
(a) 200% of the Account Value on the effective date of the benefit including any Purchase Payments made on that day;
(b) 200% of all Purchase Payments made within one year following the effective date of the benefit; and
(c)all Purchase Payments made after one year following the effective date of the benefit.

This means that if you do not take a withdrawal on or before the 12th Anniversary of the benefit, your Protected Withdrawal Value on the 12th Anniversary will be at least double (200%) your initial Protected Withdrawal Value established on the date of benefit election. As such, you should carefully consider when it is most appropriate for you to begin taking withdrawals under the benefit.

Once the first Lifetime Withdrawal is made, the Protected Withdrawal Value at any time is equal to the greater of (i) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals, and (ii) the highest daily Account Value upon any step-up, increased for subsequent Purchase Payments and reduced for subsequent Lifetime Withdrawals (see the examples that begin immediately prior to the sub-heading below entitled “Example of dollar-for-dollar reductions”).

Please note that if you elect Spousal Highest Daily Lifetime Income v2.1, your Account Value is not guaranteed, can fluctuate and may lose value.

Key Feature – Annual Income Amount under Spousal Highest Daily Lifetime Income v2.1
The Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value at the first Lifetime Withdrawal and does not reduce in subsequent Annuity Years, as described below. The percentage initially depends on the age of the younger designated life on the date of the first Lifetime Withdrawal after election of the benefit. The percentages are: [TO BE FILED BY AMENDMENT]. We use the age of the younger designated life even if that designated life is no longer a participant under the Annuity due to death or divorce. Under Spousal Highest Daily Lifetime Income v2.1, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year and also will reduce the Protected Withdrawal Value on a dollar-for-dollar basis. If your cumulative Lifetime Withdrawals in an Annuity Year are in excess of the Annual Income Amount for any Annuity Year (“Excess Income”), your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Excess Income also will reduce the Protected Withdrawal Value by the same ratio.

As discussed in this paragraph, when you make a partial withdrawal that is subject to a CDSC and/or tax withholding, we will identify the amount that includes not only the amount you actually receive, but also the amount of the CDSC and/or tax withholding, to determine whether your withdrawal has exceeded the Annual Income Amount. When you take a partial withdrawal, you may request a “gross” withdrawal amount (e.g., $2000) but then have any CDSC and/or tax withholding deducted from the amount you actually receive. The portion of a withdrawal that exceeded your Annual Income Amount (if any) would be treated as Excess Income and thus would reduce your Annual Income Amount in subsequent years. Alternatively, you may request that a “net” withdrawal amount actually be paid to you (e.g., $2000), with the understanding that any CDSC and/or tax withholding (e.g., $240) be applied to your remaining Account Value. In the latter scenario, we determine whether any portion of the withdrawal is to be treated as Excess Income by looking to the sum of the net amount you actually receive (e.g., $2000) and the amount of any CDSC and/or tax withholding (in this example, a total of $2240). The amount of that sum (e.g., the $2000 you received plus the $240 for the CDSC and/or tax withholding) that exceeds your Annual Income Amount will be treated as Excess Income – thereby reducing your Annual Income Amount in subsequent years.

You may use the Systematic Withdrawal program to make withdrawals of the Annual Income Amount. Any systematic withdrawal will be deemed a Lifetime Withdrawal under this benefit.

Any Purchase Payment that you make subsequent to the election of Spousal Highest Daily Lifetime Income v2.1 and subsequent to the first Lifetime Withdrawal will (i) immediately increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the younger designated life at the time of the first Lifetime Withdrawal (the percentages are: [TO BE FILED BY AMENDMENT]), and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.

While Spousal Highest Daily Lifetime Income v2.1 is in effect, we may limit, restrict, suspend or reject any additional Purchase Payment at any time, on a non-discriminatory basis.  Circumstances where we may limit, restrict, suspend or reject additional Purchase Payments include, but are not limited to, the following:
•
if we determine that, as a result of the timing and amounts of your additional Purchase Payments and Withdrawals, the Annual Income Amount is being increased in an unintended fashion.  Among the factors we will use in making a determination as to whether an action is designed to increase the Annual Income Amount in an unintended fashion is the relative size of additional Purchase Payment(s); or

•	if we are not then offering this benefit for new issues; or
•	if we are offering a modified version of this benefit for new issues.

We will exercise such reservation of right for all annuity purchasers in the same class of annuity, in a non-discriminatory manner.

Highest Daily Auto Step-Up
An automatic step-up feature (“Highest Daily Auto Step-Up”) is part of this benefit. As detailed in this paragraph, the Highest Daily Auto Step-Up feature can result in a larger Annual Income Amount subsequent to your first Lifetime Withdrawal. The Highest Daily Step-Up starts with the anniversary of the Issue Date of the Annuity (the “Annuity Anniversary”) immediately after your first Lifetime Withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on each Valuation Day within the immediately preceding Annuity Year after your first Lifetime Withdrawal. Having identified the highest daily value (after all daily values have been adjusted for subsequent Purchase Payments and withdrawals), we then multiply that value by a percentage that varies based on the age of the younger designated life on the Annuity Anniversary as of which the step-up would occur. The percentages are [TO BE FILED BY AMENDMENT]. If that value exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. We will not automatically increase your Annual Income Amount solely as a result of your attaining a new age that is associated with a new age-based percentage. The Account Value on the Annuity Anniversary is considered the last daily step-up value of the Annuity Year. In later years (i.e., after the first Annuity Anniversary after the first Lifetime Withdrawal), we determine whether an automatic step-up should occur on each Annuity Anniversary by performing a similar examination of the Account Values that occurred on Valuation Days during the year. Taking Lifetime Withdrawals could produce a greater difference between your Protected Withdrawal Value and your Account Value, which may make a Highest Daily Auto Step-up less likely to occur. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest daily value upon which your step-up was based only if that results in an increase to the Protected Withdrawal Value. Your Protected Withdrawal Value will never be decreased as a result of an income step-up. If, on the date that we implement a Highest Daily Auto Step-Up to your Annual Income Amount, the charge for Spousal Highest Daily Lifetime Income v2.1 has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Spousal Highest Daily Lifetime Income v2.1 upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject. Any such increased charge will not be greater than the maximum charge set forth in the table entitled “Your Optional Benefit Fees and Charges”.

If you are enrolled in a Systematic Withdrawal program, we will not automatically increase the withdrawal amount when there is an increase to the Annual Income Amount. You must notify us in order to increase the withdrawal amount of any Systematic Withdrawal program.

Spousal Highest Daily Lifetime Income v2.1 does not affect your ability to take withdrawals under your Annuity, or limit your ability to take partial withdrawals that exceed the Annual Income Amount. Under Spousal Highest Daily Lifetime Income v2.1, if your cumulative Lifetime Withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative Lifetime Withdrawals in an Annuity Year exceed the Annual Income Amount, your Annual Income Amount in subsequent years will be reduced (except with regard to Required Minimum Distributions for this Annuity that comply with our rules).

Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains.

Examples of dollar-for-dollar and proportional reductions, and the Highest Daily Auto Step-Up are set forth below. The values shown here are purely hypothetical, and do not reflect the charges for the Spousal Highest Daily Lifetime Income v2.1 or any other fees and charges under the Annuity. Assume the following for all three examples:
•	The Issue Date is November 1, 2012
•	Spousal Highest Daily Lifetime Income v2.1 is elected on August 1, 2013
•	Both designated lives were 70 years old when they elected Spousal Highest Daily Lifetime Income v2.1
•	The first withdrawal is a Lifetime Withdrawal

Example of dollar-for-dollar reductions
On October 24, 2013, the Protected Withdrawal Value is $120,000, resulting in an Annual Income Amount of $5,400 (since the younger designated life is between the ages of 65 and 84 at the time of the first Lifetime Withdrawal, the Annual Income Amount is 4.5% of the Protected Withdrawal Value, in this case 4.5% of $120,000). Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including October 31, 2013) is $2,900. This is the result of a dollar-for-dollar reduction of the Annual Income Amount ($5,400 less $2,500 = $2,900).

Example of Proportional Reductions
Continuing the previous example, assume an additional withdrawal of $5,000 occurs on October 29, 2013 and the Account Value at the time and immediately prior to this withdrawal is $118,000. The first $2,900 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount of $2,100 reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the Excess Income to the Account Value immediately prior to the Excess Income. (Note that if there were other withdrawals in that Annuity Year, each would result in another proportional reduction to the Annual Income Amount).

Here is the calculation:
Account Value before Lifetime Withdrawal                      $118,000.00
Less amount of “non” Excess Income                               $     2,900.00
Account Value immediately before Excess Income of $2,100   $115,100.00
Excess Income amount                                              $     2,100.00
Ratio                                                                        1.82%
Annual Income Amount                                            $     5,400.00
Less ratio of 1.82%                                                     $     98.28
Annual Income Amount for future Annuity Years               $     5,301.72

Example of highest daily auto step-up
On each Annuity Anniversary date after the first Lifetime Withdrawal, the Annual Income Amount is stepped-up if the appropriate percentage (based on the younger designated life’s age on that Annuity Anniversary) of the highest daily value since your first Lifetime Withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is greater than the Annual Income Amount, adjusted for Excess Income and additional Purchase Payments.

Continuing the same example as above, the Annual Income Amount for this Annuity Year is $5,400. However, the Excess Income on October 29 reduces the amount to $5,301.72 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped up if 4.5% (since the younger designated life is between 65 and 84 on the date of the potential step-up) of the highest daily Account Value adjusted for withdrawals and Purchase Payments, is greater than $5,301.72. Here are the calculations for determining the daily values. Only the October 25 value is being adjusted for Excess Income as the October 30, October 31 and November 1 Valuation Days occur after the Excess Income on October 29.

Highest Daily Value
(adjusted forAdjusted Annual
withdrawal and PurchaseIncome Amount (4.5% of the
Date*   Account Value  Payments)**   Highest Daily Value)

October 25, 2013 $119,000.00 $119,000.00 $5,355.00
October 29, 2013 $113,000.00 $113,986.98 $5,129.41
October 30, 2013 $113,000.00 $113,986.98 $5,129.41
October 31, 2013 $119,000.00 $119,000.00 $5,355.00
November 1, 2013    $ 118,473.00 $119,000.00 $5,355.00
*  In this example, the Annuity Anniversary date is November 1. The Valuation Dates are every day following the first Lifetime Withdrawal. In subsequent
   Annuity Years Valuation Dates will be every day following the Annuity Anniversary. The Annuity Anniversary Date of November 1 is considered the final Valuation Date for the Annuity Year.
** In this example, the first daily value after the first Lifetime Withdrawal is $119,000 on October 25, resulting in an adjusted Annual Income Amount of
     $5,355.00. This amount is adjusted on October 29 to reflect the $5,000 withdrawal. The calculations for the adjustments are:
•	The Account Value of $119,000 on October 25 is first reduced dollar-for-dollar by $2,900 ($2,900 is the remaining Annual Income Amount for the Annuity Year), resulting in an Account Value of $116,100 before the Excess Income.
•	This amount ($116,100) is further reduced by 1.82% (this is the ratio in the above example which is the Excess Income divided by the Account Value immediately preceding the Excess Income) resulting in a Highest Daily Value of $113,986.98.
•	The adjusted October 29 Highest Daily Value, $113,986.98, is carried forward to the next Valuation Date of October 30. At this time, we compare this amount to the Account Value on October 30, $113,000. Since the October 29 adjusted Highest Daily Value of $113,986.98 is greater than the
October 30 value, we will continue to carry $113,986.98 forward to the next Valuation Day of October 31. The Account Value on
October 31, $119,000.00, becomes the final Highest Daily Value since it exceeds the $113,986.98 carried forward.
•	The October 31 adjusted Highest Daily Value of $119,000.00 is also greater than the November 1 value, so we will continue to carry $119,000.00 forward to the final Valuation Day of November 1.

In this example, the final Highest Daily Value of $119,000.00 is converted to an Annual Income Amount based on the applicable percentage of 4.5%, generating an Annual Income Amount of $5,355.00. Since this amount is greater than the current year’s Annual Income Amount of $5,301.72 (adjusted for Excess Income), the Annual Income Amount for the next Annuity Year, starting on November 1, 2013 and continuing through October 31, 2014, will be stepped-up to $5,355.00.

Non-Lifetime Withdrawal Feature
You may take a one-time non-lifetime withdrawal (“Non-Lifetime Withdrawal”) under Spousal Highest Daily Lifetime Income v2.1. It is an optional feature of the benefit that you can only elect at the time of your first withdrawal. You cannot take a Non-Lifetime Withdrawal in an amount that would cause your Annuity’s Account Value, after taking the withdrawal, to fall below the minimum Surrender Value (see “Surrenders – Surrender Value”). This Non-Lifetime Withdrawal will not establish your initial Annual Income Amount and the Periodic Value above will continue to be calculated. However, the total amount of the withdrawal will proportionally reduce all guarantees associated with Spousal Highest Daily Lifetime Income v2.1. You must tell us at the time you take the partial withdrawal if your withdrawal is intended to be the Non-Lifetime Withdrawal and not the first Lifetime Withdrawal under Spousal Highest Daily Lifetime Income v2.1. If you don’t elect the Non-Lifetime Withdrawal, the first withdrawal you make will be the first Lifetime Withdrawal that establishes your Annual Income Amount, which is based on your Protected Withdrawal Value. Once you elect the Non-Lifetime Withdrawal or Lifetime Withdrawals, no additional Non-Lifetime Withdrawals may be taken. If you do not take a Non-Lifetime Withdrawal before beginning Lifetime Withdrawals, you lose the ability to take it.

The Non-Lifetime Withdrawal will proportionally reduce the Protected Withdrawal Value. It will also proportionally reduce the Periodic Value guarantee on the twelfth anniversary of the benefit effective date (see description in “Key Feature – Protected Withdrawal Value,” above). It will reduce both by the percentage the total withdrawal amount (including any applicable CDSC) represents of the then current Account Value immediately prior to the withdrawal.

If you are participating in a Systematic Withdrawal program, the first withdrawal under the program cannot be classified as the Non-Lifetime Withdrawal. Thus, the first withdrawal will be a Lifetime Withdrawal.

Example – Non-Lifetime Withdrawal (proportional reduction)
This example is purely hypothetical and does not reflect the charges for the benefit or any other fees and charges under the Annuity. It is intended to illustrate the proportional reduction of the Non-Lifetime Withdrawal under this benefit. Assume the following:
•	The Issue Date is December 3, 2012
•	Spousal Highest Daily Lifetime Income v2.1 is elected on September 4, 2013
•	The Account Value at benefit election was $105,000
•	Each designated life was 70 years old when he/she elected Spousal Highest Daily Lifetime Income v2.1
•	No previous withdrawals have been taken under Spousal Highest Daily Lifetime Income v2.1
•
On October 3, 2013, the Protected Withdrawal Value is $125,000, the 12th benefit year minimum Periodic Value guarantee is $210,000, and the Account Value is $120,000. Assuming $15,000 is withdrawn from the Annuity on October 3, 2013 and is designated as a Non-Lifetime Withdrawal, all guarantees associated with Spousal Highest Daily Lifetime Income v2.1 will be reduced by the ratio the total withdrawal amount represents of the Account Value just prior to the withdrawal being taken.

Here is the calculation:
Withdrawal amount                              $ 15,000
Divided by Account Value before withdrawal$120,000
Equals ratio                                            12.5%
All guarantees will be reduced by the above ratio (12.5%)
Protected Withdrawal Value                   $109,375
12th benefit year Minimum Periodic Value $183,750

Required Minimum Distributions
See Required Minimum Distributions sub-section, within the discussion above concerning Highest Daily Lifetime Income v2.1 for a discussion of the relationship between the RMD amount and the Annual Income Amount.

Benefits Under Spousal Highest Daily Lifetime Income v2.1
•
To the extent that your Account Value was reduced to zero as a result of cumulative Lifetime Withdrawals in an Annuity Year that are less than or equal to the Annual Income Amount, and amounts are still payable under Spousal Highest Daily Lifetime Income v2.1, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. After the Account Value is reduced to zero, you are not permitted to make additional Purchase Payments to your Annuity. To the extent that cumulative withdrawals in the Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, Spousal Highest Daily Lifetime Income v2.1 terminates, and no additional payments will be permitted. However, if a partial withdrawal in the latter scenario was taken to satisfy a Required Minimum Distribution (as described above) under the Annuity then the benefit will not terminate, and we will continue to pay the Annual Income Amount in subsequent Annuity Years until the death of the second designated life provided the designated lives were spouses at the death of the first designated life.

•
Please note that if your Account Value is reduced to zero, all subsequent payments will be treated as annuity payments. Further, payments that we make under this benefit after the Latest Annuity Date will be treated as annuity payments.

•
If annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving annuity payments and there is an Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:

(1)apply your Account Value, less any applicable state required premium tax, to any annuity option available; or

(2)request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount. We will make payments until the first of the designated lives to die, and will continue to make payments until the death of the second designated life as long as the designated lives were spouses at the time of the first death. If, due to death of a designated life or divorce prior to annuitization, only a single designated life remains, then annuity payments will be made as a life annuity for the lifetime of the designated life. We must receive your request in a form acceptable to us at our office. If applying your Account Value, less any applicable tax charges, to our current life only (or joint life, depending on the number of designated lives remaining) annuity payment rates results in a higher annual payment, we will give you the higher annual payment.

•
In the absence of an election when mandatory annuity payments are to begin, we currently make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with eight payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. We reserve the right at any time to increase or decrease the certain period in order to comply with the Code (e.g., to shorten the period certain to match life expectancy under applicable Internal Revenue Service tables). The amount that will be applied to provide such annuity payments will be the greater of:

(1)
the present value of the future Annual Income Amount payments (if no Lifetime Withdrawal was ever taken, we will           calculate the Annual Income Amount as if you made your first Lifetime Withdrawal on the date the annuity payments are to begin). Such present value will be calculated using the greater of the joint and survivor or single (as applicable) life fixed annuity rates then currently available or the joint and survivor or single (as applicable) life fixed annuity rates guaranteed in your Annuity; and

(2)	the Account Value.

Other Important Considerations
•
Withdrawals under the Spousal Highest Daily Lifetime Income v2.1 benefit are subject to all of the terms and conditions of the Annuity, including any applicable CDSC for the Non-Lifetime Withdrawal as well as partial withdrawals that exceed the Annual Income Amount. If you have an active Systematic Withdrawal program running at the time you elect this benefit, the first systematic withdrawal that processes after your election of the benefit will be deemed a Lifetime Withdrawal. Withdrawals made while Spousal Highest Daily Lifetime Income v2.1 is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Any withdrawals made under the benefit will be taken pro rata from the Sub-accounts (including the AST Investment Grade Bond Sub-account). If you have an active Systematic Withdrawal program running at the time you elect this benefit, the program must withdraw funds pro rata.

•
Any Lifetime Withdrawal that you take that is not a withdrawal of Excess Income is not subject to a CDSC, even if the total amount of such withdrawals in any Annuity Year exceeds the maximum Free Withdrawal amount. Any Lifetime Withdrawal that is treated as Excess Income is subject to any applicable CDSC, if the withdrawal is greater than the Free Withdrawal amount. (See “Fees, Charges and Deductions – Contingent Deferred Sales Charge (“CDSC”)” and “Access to Account Value – Free Withdrawal Amounts.”)

•
You should carefully consider when to begin taking Lifetime Withdrawals. If you begin taking withdrawals early, you may maximize the time during which you may take Lifetime Withdrawals due to longer life expectancy, and you will be using an optional benefit for which you are paying a charge. On the other hand, you could limit the value of the benefit if you begin taking withdrawals too soon. For example, withdrawals reduce your Account Value and may limit the potential for increasing your Protected Withdrawal Value. You should discuss with your Financial Professional when it may be appropriate for you to begin taking Lifetime Withdrawals.

•
You cannot allocate Purchase Payments or transfer Account Value to or from the AST Investment Grade Bond Sub-account. A summary description of the AST Investment Grade Bond Portfolios appears in the prospectus section entitled “Investment Options.” In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.

•
Transfers to and from the Permitted Sub-accounts and the AST Investment Grade Bond Sub-account triggered by the predetermined mathematical formula will not count toward the maximum number of free transfers allowable under an Annuity.

•
Upon inception of the benefit, 100% of your Account Value must be allocated to the Permitted Sub-accounts. We may amend the Permitted Sub-accounts from time to time. Changes to Permitted Sub-accounts, or to the requirements as to how you may allocate your Account Value with this benefit, will apply to new elections of the benefit and may apply to current participants in the benefit. To the extent that changes apply to current participants in the benefit, they will apply only upon re-allocation of Account Value, or upon addition of additional Purchase Payments. That is, we will not require such current participants to re-allocate Account Value to comply with any new requirements.

•
If you elect this benefit and in connection with that election, you are required to reallocate to different Sub-accounts, then on the Valuation Day we receive your request in Good Order, we will (i) sell Units of the non-permitted Sub-accounts and (ii) invest the proceeds of those sales in the Sub-accounts that you have designated. During this reallocation process, your Account Value allocated to the Sub-accounts will remain exposed to investment risk, as is the case generally. The newly-elected benefit will commence at the close of business on the following Valuation Day. Thus, the protection afforded by the newly-elected benefit will not begin until the close of business on the following Valuation Day.

•	Any Death Benefit will terminate if withdrawals taken under Spousal Highest Daily Lifetime Income v2.1 reduce your Account Value to zero (see “Death Benefit”).
•
The current charge for Spousal Highest Daily Lifetime Income v2.1 is [TO BE FILED BY AMENDMENT] annually of the greater of Account Value and Protected Withdrawal Value. The maximum charge for Spousal Highest Daily Lifetime Income v2.1 is 2.00% annually of the greater of the Account Value and Protected Withdrawal Value. As discussed in “Highest Daily Auto Step-Up” above, we may increase the fee upon a step-up under this benefit. We deduct this charge on quarterly anniversaries of the benefit effective date, based on the values on the last Valuation Day prior to the quarterly anniversary.  Thus, we deduct, on a quarterly basis, [TO BE FILED BY AMENDMENT] of the greater of the prior Valuation Day’s Account Value, or the prior Valuation Day’s Protected Withdrawal Value. We deduct the fee pro rata from each of your Sub-accounts, including the AST Investment Grade Bond Sub-account. You will begin paying this charge as of the effective date of the benefit even if you do not begin taking withdrawals for many years, or ever. We will not refund the charges you have paid if you choose never to take any withdrawals and/or if you never receive any lifetime income payments.

If the deduction of the charge would result in the Account Value falling below the lesser of $500 or 5% of the sum of the Account Value on the effective date of the benefit plus all Purchase Payments made subsequent thereto (we refer to this as the “Account Value Floor”), we will only deduct that portion of the charge that would not cause the Account Value to fall below the Account Value Floor. If the Account Value on the date we would deduct a charge for the benefit is less than the Account Value Floor, then no charge will be assessed for that benefit quarter. Charges deducted upon termination of the benefit may cause the Account Value to fall below the Account Value Floor. If a charge for Spousal Highest Daily Lifetime Income v2.1 would be deducted on the same day we process a withdrawal request, the charge will be deducted first, then the withdrawal will be processed. The withdrawal could cause the Account Value to fall below the Account Value Floor. While the deduction of the charge (other than the final charge) may not reduce the Account Value to zero, withdrawals may reduce the Account Value to zero. If this happens and the Annual Income Amount is greater than zero, we will make payments under the benefit.

Election of and Designations under the Benefit
Spousal Highest Daily Lifetime Income v2.1 can only be elected based on two designated lives. Designated lives must be natural persons who are each other’s spouses at the time of election of the benefit and at the death of the first of the designated lives to die.

Currently, Spousal Highest Daily Lifetime Income v2.1 only may be elected if the Owner, Annuitant, and Beneficiary designations are as follows:
•
One Annuity Owner, where the Annuitant and the Owner are the same person and the sole Beneficiary is the Owner’s spouse. Each Owner/Annuitant and the Beneficiary must be at least 50 years old at the time of election; or

•
Co-Annuity Owners, where the Owners are each other’s spouses. The Beneficiary designation must be the surviving spouse, or the spouses named equally. One of the Owners must be the Annuitant. Each Owner must be at least 50 years old at the time of election; or

•
One Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) (“Custodial Account”), the Beneficiary is the Custodial Account, and the spouse of the Annuitant is the Contingent Annuitant. Each of the Annuitant and the Contingent Annuitant must be at least 50 years old at the time of election.

We do not permit a change of Owner under this benefit, except as follows: (a) if one Owner dies and the surviving spousal Owner assumes the Annuity, or (b) if the Annuity initially is co-owned, but thereafter the Owner who is not the Annuitant is removed as Owner. We permit changes of Beneficiary designations under this benefit. However, if the Beneficiary is changed, the benefit may not be eligible to be continued upon the death of the first designated life. If the designated lives divorce, Spousal Highest Daily Lifetime Income v2.1 may not be divided as part of the divorce settlement or judgment. Nor may the divorcing spouse who retains ownership of the Annuity appoint a new designated life upon re-marriage. A change in designated lives will result in cancellation of Spousal Highest Daily Lifetime Income v2.1.

Spousal Highest Daily Lifetime Income v2.1 can be elected at the time that you purchase your Annuity or after the Issue Date, subject to its availability, and our eligibility rules and restrictions. If you elect Spousal Highest Daily Lifetime Income v2.1 and terminate it, you can re-elect it, subject to our current rules and availability. See “Termination of Existing Benefits and Election of New Benefits” for information pertaining to elections, termination and re-election of benefits. Please note that if you terminate a living benefit and elect Spousal Highest Daily Lifetime Income v2.1, you lose the guarantees that you had accumulated under your existing benefit, and your guarantees under Spousal Highest Daily Lifetime Income v2.1 will be based on your Account Value on the effective date of Spousal Highest Daily Lifetime Income v2.1. You and your Financial Professional should carefully consider whether terminating your existing benefit and electing Spousal Highest Daily Lifetime Income v2.1 is appropriate for you. We reserve the right to waive, change and/or further limit the election frequency in the future for new elections of this benefit.

If you wish to elect this benefit and you are currently participating in a Systematic Withdrawal program, amounts withdrawn under the program must be taken on a pro rata basis from your Annuity’s Sub-accounts (i.e., in direct proportion to the proportion that each such Sub-account bears to your total Account Value) in order for you to be eligible for the benefit. Thus, you may not elect Spousal Highest Daily Lifetime Income v2.1 so long as you participate in a Systematic Withdrawal program in which withdrawals are not taken pro rata.

Termination of the Benefit
You may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election may apply.

The benefit automatically terminates upon the first to occur of the following:
(i)
upon our receipt of Due Proof of Death of the first designated life, if the surviving spouse opts to take the death benefit under the Annuity (rather than continue the Annuity) or if the surviving spouse is not an eligible designated life;

(ii)	upon the death of the second designated life;
(iii)	your termination of the benefit;
(iv)	your surrender of the Annuity;
(v)	your election to begin receiving annuity payments (although if you have elected to take annuity payments in the form of the Annual Income Amount, we will continue to pay the Annual Income Amount);
(vi)	both the Account Value and Annual Income Amount equal zero;
(vii)	you allocate or transfer any portion of your Account Value to any Sub–account(s) to which you are not permitted to electively allocate or transfer Account Value, or
(viii)	you cease to meet our requirements as described in “Election of and Designations under the Benefit”.

“Due Proof of Death” is satisfied when we receive all of the following in Good Order: (a) a death certificate or similar documentation acceptable to us; (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds (representations may include, but are not limited to, trust or estate paperwork (if needed); consent forms (if applicable); and claim forms from at least one beneficiary); and (c) any applicable election of the method of payment of the death benefit, if not previously elected by the Owner, by at least one Beneficiary.

Upon termination of Spousal Highest Daily Lifetime Income v2.1 other than upon the death of the second Designated Life or Annuitization, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. This final charge will be deducted even if it results in the Account Value falling below the Account Value Floor. However, if the amount in the Sub-accounts is not enough to pay the charge, we will reduce the fee to no more than the amount in the Sub-accounts. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the Permitted Sub-accounts, and (ii) unless you are participating in an asset allocation program (i.e., Static Re-balancing Program for which we are providing administrative support), transfer all amounts held in the AST Investment Grade Bond Sub-account to your variable Investment Options, pro rata (i.e. in the same proportion as the current balances in your variable Investment Options). If, prior to the transfer from the AST Investment Grade Bond Sub-account, the Account Value in the variable Investment Options is zero, we will transfer such amounts to the AST Money Market Sub-account.

How Spousal Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account
See “How Highest Daily Lifetime Income v2.1 Transfers Account Value Between Your Permitted Sub-accounts and the AST Investment Grade Bond Sub-account” in the discussion of Highest Daily Lifetime Income v2.1 Benefit above for information regarding this component of the benefit.

Additional Tax Considerations
Please see the Additional Tax Considerations section under Highest Daily Lifetime Income v2.1 above.

DEATH BENEFIT

TRIGGERS FOR PAYMENT OF THE DEATH BENEFIT

The Annuity provides a Death Benefit prior to Annuitization. If the Annuity is owned by one or more natural persons, the Death Benefit is payable upon the death of the Owner (or the first to die, if there are multiple Owners). If the Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant’s death if there is no Contingent Annuitant. If the Annuity is owned by a natural person Owner who is not also the Annuitant and the Annuitant dies, then no Death Benefit is payable because of the Annuitant’s death. Generally, if a Contingent Annuitant was designated before the Annuitant’s death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid upon the Annuitant’s death. The person upon whose death the Death Benefit is paid is referred to below as the “decedent.” Where an Annuity is structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the Annuity is required to terminate upon the death of the grantor if the grantor pre-deceases the Annuitant under Section 72(s) of the Code. Under this circumstance, the Surrender Value will be paid out to the trust and there is no Death Benefit provided under the Annuity.

We determine the amount of the Death Benefit as of the date we receive “Due Proof of Death.” Due Proof of Death can be met only if each of the following is submitted to us in Good Order: (a) a death certificate or similar documentation acceptable to us (b) all representations we require or which are mandated by applicable law or regulation in relation to the death claim and the payment of death proceeds and (c) any applicable election of the method of payment of the death benefit by at least one Beneficiary (if not previously elected by the Owner). We must be made aware of all eligible Beneficiaries in order for us to have received Due Proof of Death. Any given Beneficiary must submit the written information we require in order to be paid his/her share of the Death Benefit.

Once we have received Due Proof of Death, each eligible Beneficiary may take his/her portion of the Death Benefit in one of the forms described in this prospectus (e.g., distribution of the entire interest in the Annuity within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the Beneficiary - see “Payment of Death Benefit” below).

After our receipt of Due Proof of Death, we automatically transfer any remaining Death Benefit to the AST Money Market Sub-account. However, between the date of death and the date that we transfer any remaining Death Benefit to the AST Money Market Sub-account, the amount of the Death Benefit is subject to market fluctuations.

No Death Benefit will be payable if the Annuity terminates because your Account Value reaches zero (which can happen if, for example, you are taking withdrawals under an optional living benefit).

EXCEPTIONS TO AMOUNT OF DEATH BENEFIT

 There are certain exceptions to the amount of the Death Benefit:

Submission of Due Proof of Death within One Year. If we receive Due Proof of Death more than one year after the date of death, we reserve the right to limit the Death Benefit to the Account Value on the date we receive Due Proof of Death (i.e., we would not pay the “Return of Adjusted Purchase Payment” amount defined below).

Death Benefit Suspension Period. You also should be aware that there is a Death Benefit suspension period. If the decedent was not the Owner or Annuitant as of the Issue Date (or within 60 days thereafter), the Death Benefit will be suspended for a two year period starting from the date that person first became Owner or Annuitant. This suspension would not apply if the ownership or annuitant change was the result of Spousal Continuation or death of the prior Owner or Annuitant. While the two year suspension is in effect, the Death Benefit amount will equal the Account Value. After the two-year suspension period is completed, the Death Benefit is the same as if the suspension period had not been in force. See the section of the prospectus above generally with regard to changes of Owner or Annuitant that are allowable.

DEATH BENEFIT AMOUNT

The Annuity provides a Death Benefit at no additional charge. The amount of the Death Benefit is equal to the greater of:

. The Return of Adjusted Purchase Payment amount, defined as the sum of all Purchase Payments you have made since the Issue Date of the Annuity until the date of Due Proof of Death, reduced by withdrawals as described below (currently, there are no charges that reduce Purchase Payments, for purposes of the Return of Adjusted Payment amount); AND

. Your Account Value.

Impact of Withdrawals on Death Benefit Amount Partial withdrawals reduce the Return of Adjusted Purchase Payment amount. The calculation utilized to reduce the Return of Adjusted Purchase Payment amount is dependent upon whether or not either Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 is in effect on the date of the withdrawal. Initially, the Return of Adjusted Purchase Payment

amount is equal to the sum of all “adjusted” Purchase Payments (i.e., the amount of Purchase Payments we receive, less any fees or tax charges deducted from Purchase Payments upon allocation to the Annuity) allocated to the Annuity on its Issue Date. Thereafter, the Return of Adjusted Purchase Payments Amount is:

(1)Increased by any additional adjusted Purchase Payments allocated to the Annuity, and

(2)Reduced for any partial withdrawals. The method of reduction depends on whether or not any Highest Daily Lifetime Income v2.1 Benefit is in effect on the date the withdrawal is made and the amount of the withdrawal, as described below.

(i)If either Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 is in effect on the date the partial withdrawal is made, a Non-Lifetime Withdrawal, as defined under the benefit, will proportionally reduce the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal). Any Lifetime Withdrawal that is not deemed Excess Income, as those terms are described in the benefit, will cause a dollar-for-dollar basis reduction to the Return of Adjusted Purchase Payments amount. All or any portion of a Lifetime Withdrawal in an Annuity Year that is deemed Excess Income, as defined in the benefit, will cause a proportional basis reduction to the Return of Adjusted Purchase Payments amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal).

(ii)If neither Highest Daily Lifetime Income v2.1 nor Spousal Highest Daily Lifetime Income v2.1 is in effect on the date the partial withdrawal is made, the withdrawal will cause a proportional basis reduction to the Return of Adjusted Purchase Payments Amount (i.e., by the ratio of the amount of the withdrawal to the Account Value immediately prior to the withdrawal).

Please be advised that a partial withdrawal that occurs on the same date as the effective date of Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1 will be treated as if such benefit were in effect at the time of the withdrawal, for purposes of calculating the Return of Adjusted Purchase Payments amount. Further, if you terminate Highest Daily Lifetime Income v2.1 or Spousal Highest Daily Lifetime Income v2.1, and also take a withdrawal on that date, then the withdrawal will be treated as if such benefit were NOT in effect at the time of the withdrawal.

SPOUSAL CONTINUATION OF ANNUITY

Unless you designate a Beneficiary other than your spouse, upon the death of either spousal Owner, the surviving spouse may elect to continue ownership of the Annuity instead of taking the Death Benefit payment. The Account Value as of the date of Due Proof of Death will be equal to the Death Benefit that would have been payable. Any amount added to the Account Value will be allocated to the Sub-accounts (if you participate in an optional living benefit, such amount will not be directly added to any bond portfolio Sub-account used by the benefit, but may be reallocated by the predetermined mathematical formula on the same day). No CDSC will apply to Purchase Payments made prior to the effective date of a spousal continuation. However, any additional Purchase Payments made after the date the spousal continuation is effective will be subject to all provisions of the Annuity, including the CDSC when applicable. For purposes of calculating the CDSC to which Purchase Payments made after spousal continuation may be subject, we employ the same CDSC schedule in the same manner as for Purchase Payments made prior to spousal continuation. Moreover, to calculate the CDSC applicable to the withdrawal of a Purchase Payment made by the surviving spouse, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation. We will impose the Premium Based Charge on all Purchase Payments (whether received before, on or after the date of spousal continuation) according to the same schedule used prior to spousal continuation. To calculate the Premium Based Charge applicable to Purchase Payments after the date of spousal continuation, we would consider cumulative Purchase Payments made both before, on and after the date of spousal continuation.

Subsequent to spousal continuation, the Death Benefit will be equal to the greater of:

. The Account Value on Due Proof of Death of the surviving spouse; and

. The Return of Adjusted Purchase Payments amount (as described above). However, upon spousal continuation, we reset the Return of Adjusted Purchase Payments amount to equal the Account Value. Any subsequent additional Purchase Payments or partial withdrawals would affect the Return of Adjusted Purchase Payments amount as described above.

Spousal continuation is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section 408(a) of the Code (“Custodial Account”) and, on the date of the Annuitant’s death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the Beneficiary of the Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal advisor.

We allow a spouse to continue the Annuity even though he/she has reached or surpassed the Latest Annuity Date. However, upon such a spousal continuation, annuity payments would begin immediately.

A surviving spouse’s ability to continue ownership of the Annuity may be impacted by the Defense of Marriage Act (see “Managing Your Annuity - Spousal Designations”). Please consult your tax or legal advisor for more information about such impact in your state.

PAYMENT OF DEATH BENEFIT

Alternative Death Benefit Payment Options - Annuities owned by Individuals (Not Associated with Tax-Favored Plans) Except in the case of a spousal continuation as described above, upon your death, certain distributions must be made under the Annuity. The required distributions depend on whether you die before you start taking annuity payments under the Annuity or after you start taking annuity payments under the Annuity. If you die on or after the Annuity Date, the remaining portion of the interest in the Annuity must be distributed at least as rapidly as under the method of distribution being used as of the date of death. In the event of the decedent’s death before the Annuity Date, the Death Benefit must be distributed:

. within five (5) years of the date of death (the “5 Year Deadline”); or

. as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary. Payments under this option must begin within one year of the date of death. If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum within the 5 Year Deadline.

Alternative Death Benefit Payment Options - Annuities Held by Tax-favored Plans The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other “qualified investment” that requires minimum distributions. Upon your death under an IRA, 403(b) or other “qualified investment”, the designated Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the Death Benefit in a single payment. The available payment options will depend on whether you die before the date Required Minimum Distributions under the Code were to begin, whether you have named a designated Beneficiary and whether the Beneficiary is your surviving spouse as defined for federal tax law purposes.

. If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death (the “Qualified 5 Year Deadline”), or as periodic payments not extending beyond the life expectancy of the designated Beneficiary (provided such payments begin by December 31st of the year following the year of death). If the Beneficiary does not begin installments by such time, then we require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70½, whichever is later. Additionally, if the Death Benefit is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the Annuity may be continued with your spouse as the Owner.

. If you die before a designated Beneficiary is named and before the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out by the Qualified 5 Year Deadline. If the Beneficiary does not begin installments by December 31st of the year following the year of death, we will require that the Beneficiary take the Death Benefit as a lump sum by the Qualified 5 Year Deadline. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary.

. If you die before a designated Beneficiary is named and after the date Required Minimum Distributions must begin under the Code, the Death Benefit must be paid out at least as rapidly as under the method then in effect. For Annuities where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into Separate Accounts by December 31st of the year following the year of death, such Annuity is deemed to have no designated Beneficiary. A Beneficiary has the flexibility to take out more each year than mandated under the Required Minimum Distribution rules.

Until withdrawn, amounts in an IRA, 403(b) or other “qualified investment” continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the Death Benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code. The tax consequences to the Beneficiary may vary among the different Death Benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.

BENEFICIARY CONTINUATION OPTION

Instead of receiving the Death Benefit in a single payment, or under an Annuity Option, a Beneficiary may take the Death Benefit under an alternative Death Benefit payment option, as provided by the Code and described above under the sections entitled “Payment of Death Benefits” and “Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans.” This “Beneficiary Continuation Option” is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP IRA, or

403(b)), Beneficiary Annuities and non-qualified Annuities.

Under the Beneficiary Continuation Option:

. The Beneficiary must apply at least $15,000 to the Beneficiary Continuation Option (thus, the Death Benefit amount payable to each Beneficiary must be at least $15,000).

. The Annuity will be continued in the Owner’s name, for the benefit of the Beneficiary.

. Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. The charge is 1.00% per year.

. Beginning on the date we receive an election by the Beneficiary to take the Death Benefit in a form other than a lump sum, the Beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Account Value. The fee will only apply if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.

. The initial Account Value will be equal to any Death Benefit that would have been payable to the Beneficiary if the Beneficiary had taken a lump sum distribution.

. The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-accounts may not be available.

. The Beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.

. No additional Purchase Payments can be applied to the Annuity. Multiple death benefits cannot be combined in a single Beneficiary Continuation Option.

. Premium Based Charges will no longer apply.

. The Death Benefit and any optional benefits elected by the Owner will no longer apply to the Beneficiary.

. The Beneficiary can request a withdrawal of all or a portion of the Account Value at any time, unless the Beneficiary Continuation Option was the payout predetermined by the Owner and the Owner restricted the Beneficiary’s withdrawal rights.

. Withdrawals are not subject to CDSC.

. Upon the death of the Beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the Beneficiary (successor), unless the successor chooses to continue receiving payments through a Beneficiary Continuation Option established for the successor.

. If the Beneficiary elects to receive the death benefit proceeds under the Beneficiary Continuation Option, we must receive the election in Good Order at least 14 days prior to the first required distribution. If, for any reason, the election impedes our ability to complete the first distribution by the required date, we will be unable to accept the election.

We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a Beneficiary under the Beneficiary Continuation Option.

VALUING YOUR INVESTMENT

VALUING THE SUB-ACCOUNTS

When you allocate Account Value to a Sub-account, you are purchasing Units of the Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge, and if you elected one or more optional benefits whose annualized charge is deducted daily, the additional charge for such benefits.

Each Valuation Day, we determine the price for a Unit of each Sub-account, called the “Unit Price.” The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section below entitled “Termination of Optional Benefits” for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.

Example

Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys 337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to $16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we redeem 178.677 Units at the current Unit Price, leaving you 158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.

PROCESSING AND VALUING TRANSACTIONS

Pruco Life of New Jersey is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested in Good Order before the close of regular trading on the NYSE will be processed according to the value next determined following the close of business. Financial transactions requested on a non-business day or after the close of regular trading on the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of regular trading on the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of regular trading on the NYSE will be used when valuing and processing transactions.

The NYSE is closed on the following nationally recognized holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders. Pruco Life of New Jersey will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

. trading on the NYSE is restricted;

. an emergency, as determined by the SEC, exists making redemption or valuation of securities held in the Separate Account impractical; or

. the SEC, by order, permits the suspension or postponement for the protection of security holders.

If, pursuant to SEC rules, the AST Money Market Portfolio suspends payment of redemption proceeds in connection with a liquidation of the Portfolio, we will delay payment of any transfer, full or partial withdrawal, or death benefit from the AST Money Market Sub-account until the Portfolio is liquidated.

Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2) Valuation Days after we receive the Purchase Payment in Good Order at our Service Office. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5) Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two (2) Valuation Days.

With respect to your initial Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in a suspense account and may earn interest on such amount. You will not be credited with interest during that period.

As permitted by applicable law, the broker-dealer firm through which you purchase your Annuity may forward your initial Purchase Payment to us prior to approval of your purchase by a registered principal of the firm. These arrangements are subject to a number of regulatory requirements, including that until such time that the insurer is notified of the firm’s principal approval and is provided with the application, or is notified of the firm principal’s rejection, customer funds will be held by the insurer in a segregated bank account. In addition, the insurer must promptly return the customer’s funds at the customer’s request prior to the firm’s principal approval or upon the firm’s rejection of the application. The monies held in the bank account will be held in a suspense account within our general account and we may earn interest on amounts held in that suspense account. Contract owners will not be credited with any interest earned on amounts held in that suspense account. The monies in such suspense account may be subject to our general creditors. Moreover, because the FINRA rule authorizing the use of such accounts is new, there may be uncertainty as to the segregation and treatment of such insurance company general account assets under applicable Federal and State laws.

Additional Purchase Payments: We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase Payment at our Service Office in Good Order.

Scheduled Transactions: Scheduled transactions include transfers under Dollar Cost Averaging, the Asset Allocation Program, Auto-Rebalancing, Systematic Withdrawals, Systematic Investments, Required Minimum Distributions, substantially equal periodic payments under section 72(t)/72(q) of the Code, and annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to Required Minimum Distributions, substantially equal periodic payments under Section 72(t)/72(q) of the Code, and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.

Unscheduled Transactions: “Unscheduled” transactions include any other non-scheduled transfers and requests for partial withdrawals or Free Withdrawals or Surrenders. With respect to certain written requests to withdraw Account Value, we may seek to verify the requesting Owner’s signature. Specifically, we reserve the right to perform a signature verification for (a) any withdrawal exceeding a certain dollar amount and

(b) a withdrawal exceeding a certain dollar amount if the payee is someone other than the Owner. In addition, we will not honor a withdrawal request in which the requested payee is the Financial Professional or agent of record. We reserve the right to request a signature guarantee with respect to a written withdrawal request. If we do perform a signature verification, we will pay the withdrawal proceeds within 7 days after the withdrawal request was received by us in Good Order, and will process the transaction in accordance with the discussion in “Processing And Valuing Transactions”.

Medically-Related Surrenders & Death Benefits: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Service Office in Good Order all supporting documentation we require for such transactions.

We are generally required by law to pay any death benefit claims from the Separate Account within 7 days of our receipt of your request in Good Order at our Service Office.

Termination of Optional Benefits: For the Highest Daily Lifetime Income v2.1 suite of benefits, if the benefit terminates for any reason other than death or annuitization, we will deduct a final charge upon termination, based on the number of days since the charge for the benefit was most recently deducted.

TAX CONSIDERATIONS

The tax considerations associated with an Annuity vary depending on whether the contract is (i) owned by an individual or non-natural person, and not associated with a tax-favored retirement plan, or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relate to your cost basis in your contract. Generally, your cost basis in a contract not associated with a tax- favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments. Cost basis for a tax-favored retirement plan is provided only in limited circumstances, such as for contributions to a Roth IRA or nondeductible IRA. The discussion includes a description of certain spousal rights under the contract, and our administration of such spousal rights and related tax reporting comport with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). Depending on the state in which your annuity is issued, we may offer certain spousal benefits to civil union couples, domestic partners or same-sex marriages. You should be aware, however, that federal tax law does not recognize civil union couples, domestic partners or marriage spouses of the same sex. Therefore, we cannot permit a same-sex civil union partner, domestic partner or spouse to continue the annuity within the meaning of the tax law upon the death of the first partner under the annuity's "spousal continuance" provision. Please note there may be federal tax consequences at the death of the first same-sex civil union partner, domestic partner or spouse. Civil union couples, domestic partners and spouses of the same sex should consider that limitation before selecting a spousal benefit under the annuity.

The discussion below generally assumes that the Annuity is issued to the Annuity Owner. For Annuities issued under the Beneficiary Continuation Option or as a Beneficiary Annuity, refer to the Taxes Payable by Beneficiaries for Nonqualified Annuity Contracts and Required Distributions Upon Your Death for Qualified Annuity Contracts in this Tax Considerations section.

NONQUALIFIED ANNUITY CONTRACTS

IN GENERAL, AS USED IN THIS PROSPECTUS, A NONQUALIFIED ANNUITY IS OWNED BY AN INDIVIDUAL OR NON-NATURAL PERSON AND IS NOT ASSOCIATED WITH A TAX-FAVORED RETIREMENT PLAN.

TAXES PAYABLE BY YOU

We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract. Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described below. Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract Owner.

It is possible that the Internal Revenue Service (IRS) could assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract. Additionally, for Owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax penalty. If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving Owner will be provided with a notice from us describing available alternatives regarding these benefits.

You must commence annuity payments or surrender your Annuity no later than the first day of the calendar month next following the maximum Annuity date for your Annuity. For some of our contracts, you are able to choose to defer the Annuity Date beyond the default Annuity date described in your Annuity. However, the IRS may not then consider your contract to be an annuity under the tax law.

TAXES ON WITHDRAWALS AND SURRENDER

If you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn. Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income.

You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else. Withdrawals under any of the optional living benefits or as a systematic payment are taxed under these rules. If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a withdrawal and subject to income tax to the extent of gain. If you transfer your contract for less than full consideration, such as by gift, you will also trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.

If you choose to receive payments under an interest payment option, or a Beneficiary chooses to receive a death benefit under an interest payment option, that election will be treated, for tax purposes, as surrendering your Annuity and will immediately subject any gain in the contract to income tax.

TAXES ON ANNUITY PAYMENTS

A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed. The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free) and the denominator of which is the total expected payments under the contract. After the full amount of your Purchase Payments has been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the Annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.

If your Account Value is reduced to zero but the Annuity remains in force due to a benefit provision, further distributions from the Annuity will be reported as annuity payments, using an exclusion ratio based upon the undistributed purchase payments in the Annuity and the total value of the anticipated future payments until such time as all Purchase Payments have been recovered.

Please refer to your Annuity contract for the maximum Annuity Date, also described above.

PARTIAL ANNUITIZATION

Effective January 1, 2011, an individual may partially annuitize their non-qualified annuity if the contract so permits. The Small Business Jobs Act of 2010 included a provision which allows for a portion of a non-qualified annuity, endowment or life insurance contract to be annuitized while the balance is not annuitized. The annuitized portion must be paid out over 10 or more years or over the lives of one or more individuals. The annuitized portion of the contract is treated as a separate contract for purposes of determining taxability of the payments under IRC section 72. We do not currently permit partial annuitization.

MEDICARE TAX ON NET INVESTMENT INCOME

The Patient Protection and Affordable Care Act, also known as the 2010 Health Care Act, included a new Medicare tax on investment income. This new tax, which is effective in 2013, assesses a 3.8% surtax on the lesser of (1) net investment income or (2) the excess of "modified adjusted gross income" over a threshold amount. The "threshold amount" is $250,000 for married taxpayers filing jointly, $125,000 for married taxpayers filing separately, $200,000 for single taxpayers, and approximately $12,000 for trusts. The taxable portion of payments received as a withdrawal, surrender, annuity payment, death benefit payment or any other actual or deemed distribution under the contract will be considered investment income for purposes of this surtax.

TAX PENALTY FOR EARLY WITHDRAWAL FROM A NONQUALIFIED ANNUITY CONTRACT You may owe a 10% tax penalty on the taxable part of distributions received from your Nonqualified Annuity contract before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

. the amount is paid on or after you reach age 59 1/2 or die; the amount received is attributable to your becoming disabled;

. generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually (please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years and modification of payments during that time period will result in retroactive application of the 10% tax penalty); or

. the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of purchase).

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

SPECIAL RULES IN RELATION TO TAX-FREE EXCHANGES UNDER SECTION 1035

Section 1035 of the Code permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity, including tax-free exchanges of annuity death benefits for a Beneficiary Annuity. Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of the partially exchanged amount as well as the 10% tax penalty on pre-age 591/2 withdrawals. In Revenue Procedure 2011-38, the IRS has indicated that, for exchanges on or after October 24, 2011, where there is a surrender or distribution from either the initial annuity contract or receiving annuity contract within 180 days of the date on which the partial exchange was completed, the IRS will apply general tax rules to determine the substance and treatment of the original transfer. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. Generally, such pre-August 14, 1982 withdrawals are treated as a recovery of your investment in the contract first until Purchase Payments made before August 14, 1982 are withdrawn. Moreover, income allocable to Purchase Payments made before August 14, 1982, is not subject to the 10% tax penalty.

TAXES PAYABLE BY BENEFICIARIES

The Death Benefit options are subject to ordinary income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the Owner's estate for federal estate tax purposes. Generally, the same tax rules described above would also apply to amounts received by your Beneficiary. Choosing an option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further below in the Annuity Qualification section. Tax consequences to the Beneficiary vary depending upon the Death Benefit payment option selected. Generally, for payment of the Death Benefit

. As a lump sum payment: the Beneficiary is taxed in the year of payment on gain in the contract.

. Within 5 years of death of Owner: the Beneficiary is taxed as amounts are withdrawn (in this case gain is treated as being distributed first).

. Under an annuity or annuity settlement option with distribution beginning within one year of the date of death of the Owner: the Beneficiary is taxed on each payment (part will be treated as gain and part as return of Purchase Payments).

CONSIDERATIONS FOR CONTINGENT ANNUITANTS: We may allow the naming of a contingent Annuitant when a Nonqualified Annuity contract is held by a pension plan or a tax favored retirement plan, or held by a Custodial Account (as defined earlier in this prospectus). In such a situation, the Annuity may no longer qualify for tax deferral where the Annuity contract continues after the death of the Annuitant. However, tax deferral should be provided instead by the pension plan, tax favored retirement plan, or Custodial Account. We may also allow the naming of a contingent annuitant when a Nonqualified Annuity contract is held by an entity owner when such contracts do not qualify for tax deferral under the current tax law. This does not supersede any benefit language which may restrict the use of the contingent annuitant.

REPORTING AND WITHHOLDING ON DISTRIBUTIONS

Taxable amounts distributed from an Annuity are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with three (3) exemptions unless you designate a different withholding status. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide. If you are a U.S. person (including resident alien), and your address of record is a non-U.S. address, we are required to withhold income tax unless you provide us with a U.S. residential address.

State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for a Qualified Annuity.

Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.

ENTITY OWNERS

Where a contract is held by a non-natural person (e.g. a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.

Where a contract is issued to a Charitable Remainder Trust (CRT), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually. As there are charges for the living benefits described elsewhere in this prospectus, and such charges reduce the contract value of the Annuity, trustees of the CRT should discuss with their legal advisors whether election of such living benefits violates their fiduciary duty to the remainder beneficiary.

Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements generally applicable to a Nonqualified Annuity. At this time, we will not issue an Annuity to grantor trusts with multiple grantors.

At this time, we will not issue an Annuity, to a grantor trust where the Grantor is not also the Annuitant. Where a previously issued contract was structured so that it is owned by a grantor trust but the Annuitant is not the grantor, then the contract is required to terminate upon the death of the grantor of the trust if the grantor pre-deceases the Annuitant under

Section 72(s) of the Code. Under this circumstance, the contract value will be paid out to the trust and it is not eligible for the death benefit provided under the contract.

ANNUITY QUALIFICATION

Diversification And Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the Internal Revenue Code. Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, where applicable. We believe the Portfolios underlying the variable Investment Options of the Annuity meet these diversification requirements.

An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract Owner, must have sufficient control over the underlying assets to be treated as the Owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines might have on transfers between the Investment Options offered pursuant to this prospectus. We reserve the right to take any action, including modifications to your Annuity or the Investment Options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected Owners and will be made with such notice to affected Owners as is feasible under the circumstances.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR NONQUALIFIED ANNUITY CONTRACTS. Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract. If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death. If you die before the Annuity Date, the entire interest in the contract must be distributed within 5 years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of the designated Beneficiary (provided such payments begin within one year of your death). Your designated Beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the Owner. For Nonqualified annuity contracts owned by a non-natural person, the required distribution rules apply upon the death of the Annuitant. This means that for a contract held by a non-natural person (such as a trust) for which there is named a co-annuitant, then such required distributions will be triggered by the death of the first co-annuitants to die.

CHANGES IN YOUR ANNUITY. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract Owners and you will be given notice to the extent feasible under the circumstances.

QUALIFIED ANNUITY CONTRACTS

IN GENERAL, AS USED IN THIS PROSPECTUS, A QUALIFIED ANNUITY IS AN ANNUITY CONTRACT WITH APPLICABLE ENDORSEMENTS FOR A TAX-FAVORED PLAN OR A NONQUALIFIED ANNUITY CONTRACT HELD BY A TAX-FAVORED RETIREMENT PLAN.

The following is a general discussion of the tax considerations for Qualified Annuity contracts. This Annuity may or may not be available for all types of the tax-favored retirement plans discussed below. This discussion assumes that you have satisfied the eligibility requirements for any tax-favored retirement plan. Please consult your Financial Professional prior to purchase to confirm if this contract is available for a particular type of tax-favored retirement plan or whether we will accept the type of contribution you intend for this contract.

A Qualified annuity may typically be purchased for use in connection with:

. Individual retirement accounts and annuities (IRAs), including inherited IRAs (which we refer to as a Beneficiary IRA), which are subject to Sections 408(a) and 408(b) of the Code;

. Roth IRAs, including inherited Roth IRAs (which we refer to as a Beneficiary Roth IRA) under Section 408A of the Code;

. A corporate Pension or Profit-sharing plan (subject to 401(a) of the Code);

. H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the Code)

. Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs);

. Section 457 plans (subject to 457 of the Code).

A Nonqualified annuity may also be purchased by a 401(a) trust or custodial IRA or Roth IRA account, or a Section 457 plan, which can hold other permissible assets. The terms and administration of the trust or custodial account or plan in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, or a Section 457 plan, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).

TYPES OF TAX-FAVORED PLANS

IRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract. The "IRA Disclosure Statement" and "Roth IRA Disclosure Statement" which accompany the prospectus contain information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "Free Look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the Annuity, if greater), less any applicable federal and state income tax withholding.

Contributions Limits/Rollovers. Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan, as a transfer from another IRA, by making a contribution consisting of your IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. In 2013 the contribution limit is $5,500 ($5,000 for 2012). The contribution amount is indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, allowing these individuals an additional $1,000 contribution each year. The catch-up amount is not indexed for inflation.

The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section 401(a) plan or TDA.

In some circumstances, non-spouse Beneficiaries may roll over to an IRA amounts due from qualified plans, 403(b) plans, and governmental 457(b) plans. However, the rollover rules applicable to non-spouse Beneficiaries under the Code are more restrictive than the rollover rules applicable to Owner/participants and spouse Beneficiaries. Generally, non-spouse Beneficiaries may roll over distributions from tax favored retirement plans only as a direct rollover, and if permitted by the plan. Under the Worker, Retiree and Employer Recovery Act of 2008, employer retirement plans are required to permit non-spouse Beneficiaries to roll over funds to an inherited IRA for plan years beginning after December 31, 2009. An inherited IRA must be directly rolled over from the employer plan or transferred from an IRA and must be titled in the name of the deceased (i.e., John Doe deceased for the benefit of Jane Doe). No additional contributions can be made to an inherited IRA. In this prospectus, an inherited IRA is also referred to as a Beneficiary Annuity.

Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:

. You, as Owner of the contract, must be the "Annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);

. Your rights as Owner are non-forfeitable;

. You cannot sell, assign or pledge the contract;

. The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);

. The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and

. Death and annuity payments must meet "required minimum distribution" rules described below.

Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier regarding a Nonqualified Annuity. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

. A 10% early withdrawal penalty described below;

. Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or

. Failure to take a required minimum distribution, also described below.

SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:

. If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of

(a) $51,000 in 2013 ($50,000 in 2012) or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as compensation for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2013, this limit is $255,000 ($250,000 for 2012);

. SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; and

. SEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $17,500 in 2013 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2013. These amounts are indexed for inflation. Not all Annuities issued by us are available for SARSEPs. You will also be provided the same information, and have the same "Free Look" period, as you would have if you purchased the contract for a standard IRA.

ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:

. Contributions to a Roth IRA cannot be deducted from your gross income;

. "Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a) after the Owner of the IRA attains age 59 1/2; (b) after the Owner's death; (c) due to the Owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the Owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings and earnings will be taxed generally in the same manner as distributions from a traditional IRA.

. If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.

Subject to the minimum Purchase Payment requirements of an Annuity, you may purchase an Annuity for a Roth IRA in connection with a "rollover" of amounts of another traditional IRA, SEP, SIMPLE-IRA, employer sponsored retirement plan (under sections 401(a) or 403(b) of the Code) or Roth IRA; or, if you meet certain income limitations, by making a contribution consisting of your Roth IRA contributions and catch-up contributions, if applicable, attributable to the prior year during the period from January 1 to April 15 (or the applicable due date of your federal income tax return, without extension), or as a current year contribution. The Code permits persons who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover" of all or any part of the amount of such distribution to a Roth IRA which they establish. The conversion of non-Roth accounts triggers current taxation (but is not subject to a 10% early distribution penalty). Once an Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. In addition, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular contributions to a Roth IRA. Non-spouse Beneficiaries receiving a distribution from an employer sponsored retirement plan under sections 401(a) or 403(b) of the Code can also directly roll over contributions to a Roth IRA. However, it is our understanding of the Code that non-spouse Beneficiaries cannot "rollover" benefits from a traditional IRA to a Roth IRA.

TDAs. In general, you may own a Tax Deferred Annuity (also known as a TDA, Tax Sheltered Annuity (TSA), 403(b) plan or 403(b) annuity) if you are an employee of a tax-exempt organization (as defined under Code Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as your employer maintains such a plan and your rights to the annuity are non-forfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $17,500 in 2013. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,500 in 2013. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over

TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may generally only qualify as a TDA if distributions of salary deferrals (other than "grandfathered" amounts held as of December 31, 1988) may be made only on account of:

. Your attainment of age 59 1/2;

. Your severance of employment;

. Your death;

. Your total and permanent disability; or

. Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these amounts).

In any event, you must begin receiving distributions from your TDA by April 1st of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later. These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another employer's TDA plan or mutual fund "custodial account" described under Code Section 403(b)(7). Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.

CAUTION: Under IRS regulations we can accept contributions, transfers and rollovers only if we have entered into an information-sharing agreement, or its functional equivalent, with the applicable employer or its agent. In addition, in order to comply with the regulations, we will only process certain transactions (e.g., transfers, withdrawals, hardship distributions and, if applicable, loans) with employer approval. This means that if you request one of these transactions we will not consider your request to be in Good Order, and will not therefore process the transaction, until we receive the employer's approval in written or electronic form.

REQUIRED MINIMUM DISTRIBUTIONS AND PAYMENT OPTIONS

If you hold the contract under an IRA (or other tax-favored plan), required minimum distribution rules must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a TDA or a 401(a) plan for which the participant is not a greater than 5% Owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any required minimum distribution not made in a timely manner. Required minimum distributions are calculated based on the sum of the Account Value and the actuarial value of any additional living and death benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity Owner, and a reduction of payments under the living and death benefit optional riders.

You can use the Minimum Distribution option to satisfy the required minimum distribution rules for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you the required minimum distribution amount, less any other partial withdrawals that you made during the year. Such amount will be based on the value of the contract as of December 31 of the prior year, but is determined without regard to other contracts you may own.

Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one IRA or more than one Roth IRA from the same Owner, similar rules apply.

CHARITABLE IRA DISTRIBUTIONS.

The Pension Protection Act of 2006 included a charitable giving incentive permitting tax-free IRA distributions for charitable purposes. The Tax Relief, Unemployment Insurance Reauthorization, and Job Creation Act of 2010 extended this provision until the end of 2011. As of 2012, this provision expired and has not been extended. It is possible Congress will extend this provision retroactively to include some or all of 2012.

For distributions in tax years beginning after 2005 and before 2012, the Act provides an exclusion from gross income, up to $100,000 for otherwise taxable IRA distributions from a traditional or Roth IRA that are qualified charitable distributions. To constitute a qualified charitable distribution, the distribution must be made (1) directly by the IRA trustee to certain qualified charitable organizations and (2) on or after the date the IRA owner attains age 70 1/2. Distributions that are excluded from income under this provision are not taken into account in determining the individual's deductions, if any, for charitable contributions.

The IRS has indicated that an IRA trustee is not responsible for determining whether a distribution to a charity is one that satisfies the requirements for the new income tax exclusion added by the Pension Protection Act. As a result the general rules for reporting IRA distributions apply.

REQUIRED DISTRIBUTIONS UPON YOUR DEATH FOR QUALIFIED ANNUITY CONTRACTS Upon your death under an IRA, Roth IRA, 403(b) or other employer sponsored plan, the designated Beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date required minimum distributions under the Code were to begin, whether you have named a designated Beneficiary and whether that Beneficiary is your surviving spouse.

. If you die after a designated Beneficiary has been named, the death benefit must be distributed by December 31/st/ of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life or life expectancy of the designated Beneficiary (as long as payments begin by December 31/st/ of the year following the year of death). However, if your surviving spouse is the Beneficiary, the death benefit can be paid out over the life or life expectancy of your spouse with such payments beginning no later than December 31/st/ of the year following the year of death or December 31/st/ of the year in which you would have reached age 70 1/2, whichever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse as sole primary beneficiary, the contract may be continued with your spouse as the Owner.

. If you die before a designated Beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

. If you die before a designated Beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple Beneficiaries have been named and at least one of the Beneficiaries does not qualify as a designated Beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated Beneficiary. A designated Beneficiary may elect to apply the rules for no designated Beneficiary if those would provide a smaller payment requirement.

A Beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.

Until withdrawn, amounts in a Qualified Annuity contract continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the required minimum distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.

For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.

TAX PENALTY FOR EARLY WITHDRAWALS FROM QUALIFIED ANNUITY CONTRACTS You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:

. the amount is paid on or after you reach age 59 1/2 or die;

. the amount received is attributable to your becoming disabled; or

. generally the amount paid or received is in the form of substantially equal payments (as defined in the Code) not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments or additional contributions to the contract during that time period will result in retroactive application of the 10% tax penalty.)

Other exceptions to this tax may apply. You should consult your tax advisor for further details.

WITHHOLDING

We will withhold federal income tax at the rate of 20% for any eligible rollover distribution paid by us to or for a plan participant, unless such distribution is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA. An eligible rollover distribution is defined under the tax law as a distribution from an employer plan under 401(a), a TDA or a 457 governmental plan, excluding any distribution that is part of a series of substantially equal payments (at least annually) made over the life expectancy of the employee or the joint life expectancies of the employee and his designated Beneficiary, any distribution made for a specified period of 10 years or more, any distribution that is a required minimum distribution and any hardship distribution. Regulations also specify certain other items which are not considered eligible rollover distributions. We will not withhold for payments made from trustee owned contracts or for payments under a 457 plan. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:

. For any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions

. If no U.S. taxpayer identification number is provided, we will automatically withhold using single with zero exemptions as the default; and

. For all other distributions, we will withhold at a 10% rate.

We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.

ERISA REQUIREMENTS

ERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevent a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract. This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract. Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this prospectus. Information about sales representatives and commissions may be found in the sections of this prospectus addressing distribution of the Annuities.

Other relevant information required by the exemptions is contained in the contract and accompanying documentation.

Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.

SPOUSAL CONSENT RULES FOR RETIREMENT PLANS - QUALIFIED CONTRACTS

If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your Beneficiary. A brief explanation of the applicable rules follows. For more information, consult the terms of your retirement arrangement.

Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death Benefits to other Beneficiaries, you may elect to have a Beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate Beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.

Defined Contribution Plans (including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your Beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.

IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any Death Benefit will be paid to your designated Beneficiary.

GIFTS AND GENERATION-SKIPPING TRANSFERS

If you transfer your contract to another person for less than adequate consideration, there may be gift tax consequences in addition to income tax consequences. Also, if you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.

ADDITIONAL INFORMATION

For additional information about federal tax law requirements applicable to IRAs and Roth IRAs, see the IRA Disclosure Statement or Roth IRA Disclosure Statement, as applicable.

OTHER INFORMATION

PRUCO LIFE OF NEW JERSEY AND THE SEPARATE ACCOUNT

Pruco Life of New Jersey. Pruco Life Insurance Company of New Jersey (Pruco Life of New Jersey) is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. It is licensed to sell life insurance and annuities in New Jersey and New York, and accordingly is subject to the laws of each of those states. Pruco Life of New Jersey is an indirect, wholly-owned subsidiary of The Prudential Insurance Company of America (Prudential), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (Prudential Financial), a New Jersey insurance holding company. No company other than Pruco Life of New Jersey has any legal responsibility to pay amounts that it owes under its annuity contracts. This means that where you participate in an optional living benefit and the value of that benefit (e.g., the Protected Withdrawal Value for Highest Daily Lifetime Income v2.1) exceeds your current Account Value, you would rely solely on the ability of Pruco Life of New Jersey to make payments under the benefit out of its own assets. As Pruco Life of New Jersey’s ultimate parent, Prudential Financial, however, exercises significant influence over the operations and capital structure of Pruco Life of New Jersey.

Pruco Life of New Jersey incorporates by reference into the prospectus its latest annual report on Form 10-K filed pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (Exchange Act) since the end of the fiscal year covered by its latest annual report. In addition, all documents subsequently filed by Pruco Life of New Jersey pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act also are incorporated into the prospectus by reference. Pruco Life of New Jersey will provide to each person, including any beneficial Owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference into the prospectus but not delivered with the prospectus. Such information will be provided upon written or oral request at no cost to the requester by writing to Pruco Life Insurance Company of New Jersey, One Corporate Drive, Shelton, CT 06484 or by calling 800-752-6342. Pruco Life of New Jersey files periodic reports as required under the Exchange Act. The public may read and copy any materials that Pruco Life of New Jersey files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 202-551-8090. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC (see http://www.sec.gov). Our internet address is http://www.prudentialannuities.com.

Pruco Life of New Jersey conducts the bulk of its operations through staff employed by it or by affiliated companies within the Prudential Financial family. Certain discrete functions have been delegated to non-affiliates that could be deemed “service providers” or “administrators” under the Investment Company Act of 1940. The entities engaged by Pruco Life of New Jersey may change over time. As of December 31, 2011, non-affiliated entities that could be deemed service providers to Pruco Life of New Jersey and/or another insurer within the Prudential Annuities business unit consisted of the following: Alliance-One Services Inc. (administration of variable life policies) located at 55 Hartland Street, East Hartford, CT 06108, Ascensus (qualified plan administrator) located at 200 Dryden Road, Dresher, PA 19025, Alerus Retirement Solutions (qualified plan administrator), State Street Financial Center One, Lincoln Street, Boston, MA 02111, Aprimo (fulfillment of marketing materials), 510 East 96/th/ Street, Suite 300, Indianapolis, IN 46240, Aplifi (order entry systems provider) located at 555 SW 12/th/ Ave, Suite 202, Pompano Beach, FL 33069, Broadridge Investor Communication Solutions, Inc. (proxy tabulation services), 51 Mercedes Way, Edgewood, NY 11717, Consona (maintenance and storage of administrative documents), 333 Allegheny Avenue, Suite 301 North, Oakmont, PA 15139-2066, Depository Trust & Clearing Corporation (clearing and settlement services), 55 Water Street, 26/th/ Floor, New York, NY 10041, DG3 North America, Inc. (proxy and prospectus printing and mailing services), 100 Burma Road, Jersey City, NJ 07305, DST Systems, Inc. (clearing and settlement services), 4900 Main, 7/th/ Floor, Kansas City, MO 64112, EBIX, Inc. (order-entry system), 5 Concourse Parkway, Suite 3200, Atlanta, GA 30328, ExlService Holdings, Inc., (administration of annuity contracts), 350 Park Avenue, 10/th/ Floor, New York, NY 10022, Diversified Information Technologies Inc. (records management), 123 Wyoming Avenue, Scranton, PA 18503, Fiserv (composition, printing and mailing of confirmation and quarterly statements), 881 Main Street, Manchester, CT 06040, Fosdick Fulfillment Corp. (fulfillment of prospectuses and marketing materials), 26 Barnes Industrial Park Road, North Wallingford, CT 06492, Insurance Technologies (annuity illustrations), 38120 Amrhein Ave., Livonia, MI 48150, Morningstar Associates LLC (asset allocation recommendations) , 225 West Wacker Drive Chicago, IL 60606, National Financial Services (clearing and settlement services), NEPS, LLC (composition, printing, and mailing of contracts and benefit documents), 12 Manor Parkway, Salem, NJ 03079, Pershing LLC (order-entry systems provider), One Pershing Plaza, Jersey City, NJ 07399, RR Donnelley Receivables, Inc. (printing annual reports and prospectuses), 111 South Wacker Drive, Chicago, IL 60606-4301, Skywire Software (composition, printing, and mailing of contracts and benefit documents), 150 Post Street, Suite 500, San Francisco, CA 94108, VG Reed & Sons, Inc. (printing and fulfillment of annual reports), 1002 South 12/th/ Street, Louisville, KY 40210, William B. Meyer (printing and fulfillment of prospectuses and marketing materials), 255 Long Beach Boulevard, Stratford, CT 06615, Right Now Technologies (business information repository), 136 Enterprise Blvd, Bozeman, MT 59718, The Harty Press (print vendor for client communications), 25 James Street, New Haven, CT 06513.

The Separate Account. We have established a Separate Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Separate Account), to hold the assets that are associated with the variable annuity contracts. The Separate Account was established under New Jersey law on May 20, 1996, and is registered with the SEC under the Investment Company

Act of 1940 as a unit investment trust, which is a type of investment company. The assets of the Separate Account are held in the name of Pruco Life of New Jersey and legally belong to us. These assets are kept separate from all of our other assets and may not be charged with liabilities arising out of any other business we may conduct. Income, gains, and losses, whether or not realized, for assets allocated to the Separate Account are, in accordance with the Annuities, credited to or charged against the Separate Account without regard to other income, gains, or losses of Pruco Life of New Jersey. The obligations under the Annuities are those of Pruco Life of New Jersey, which is the issuer of the Annuities and the depositor of the Separate Account. More detailed information about Pruco Life of New Jersey, including its audited consolidated financial statements, is provided in the Statement of Additional Information.

We may offer new Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We will first notify you and receive any necessary SEC and/or state approval before making such a change. If an underlying mutual fund is liquidated, we will ask you to reallocate any amount in the liquidated fund. If you do not reallocate these amounts, we will reallocate such amounts only in accordance with guidance provided by the SEC or its staff (or after obtaining an order from the SEC, if required). We reserve the right to substitute underlying portfolios, as allowed by applicable law. If we make a fund substitution or change, we may change the Annuity contract to reflect the substitution or change. We do not control the underlying mutual funds, so we cannot guarantee that any of those funds will always be available.

If you are enrolled in a Dollar Cost Averaging, Automatic Rebalancing, or comparable programs while an underlying fund merger, substitution or liquidation takes place, unless otherwise noted in any communication from us, your Account Value invested in such underlying fund will be transferred automatically to the designated surviving fund in the case of mergers, the replacement fund in the case of substitutions, and an available Money Market Fund in the case of fund liquidations. Your enrollment instructions will be automatically updated to reflect the surviving fund, the replacement fund or a Money Market Fund for any continued and future investments.

Service Fees Payable to Pruco Life of New Jersey Pruco Life of New Jersey and/or our affiliates receive substantial and varying administrative service payments, Rule 12b-1 fees, and “revenue sharing” payments from certain underlying Portfolios or related parties. Rule 12b-1 fees compensate our affiliated principal underwriter for distribution, marketing, and/or servicing functions. Administrative services payments compensate us for providing administrative services with respect to Annuity Owners invested indirectly in the Portfolio, which include duties such as recordkeeping shareholder services, and the mailing of periodic reports. We receive administrative services fees with respect to both affiliated underlying Portfolios and unaffiliated underlying Portfolios. The administrative services fees we receive from affiliates originate from the assets of the affiliated Portfolio itself and/or the assets of the Portfolio’s investment advisor. In recognition of the administrative services provided by the relevant affiliated insurance companies, the investment advisors to certain affiliated Portfolios also make “revenue sharing” payments to such affiliated insurance companies. In any case, the existence of these payments tends to increase the overall cost of investing in the Portfolio. In addition, because these payments are made to us, allocations you make to these affiliated underlying Portfolios benefit us financially.

We collect these payments and fees under agreements between us and a Portfolio’s principal underwriter, transfer agent, investment advisor and/or other entities related to the Portfolio.

The 12b-1 fees and administrative services fees that we receive may vary among the different fund complexes that are part of our investment platform. Thus, the fees we collect may be greater or smaller, based on the Portfolios that you select. In addition, we may consider these payments and fees, among a number of factors, when deciding to add or keep a Portfolio on the “menu” of Portfolios that we offer through the Annuity. Please see the table entitled “Underlying Mutual Fund Portfolio Annual Expenses” for a listing of the Portfolios that pay a 12b-1 fee.

With respect to administrative services fees, the maximum fee (as of December 31, 2011) that we receive currently is equal to 0.40% of the average assets allocated to the Portfolio(s) under the Annuity. We expect to make a profit on these fees.

In addition, an investment advisor, sub-advisor or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms’ registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the advisor, sub-advisor, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the advisor’s, sub-advisor’s or distributor’s participation. These payments or reimbursements may not be offered by all advisors, sub-advisors, or distributors, and the amounts of such payments may vary between and among each advisor, sub-advisor, and distributor depending on their respective participation.

During 2011, with regard to amounts that were paid under these kinds of arrangements described immediately above, the amounts ranged from approximately $125 to approximately $789,756. These amounts may have been paid to one or more Prudential-affiliated insurers issuing individual variable annuities.

LEGAL STRUCTURE OF THE UNDERLYING FUNDS

Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act of 1940. Shares of the underlying mutual fund Portfolios are sold to Separate Accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights

We are the legal Owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under current SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as “mirror voting” because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. We will also “mirror vote” shares that are owned directly by us or an affiliate (excluding shares held in the separate account of an affiliated insurer). In addition, because all the shares of a given mutual fund held within our Separate Account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund’s shareholder meeting and towards the ultimate outcome of the vote. Thus, under “mirror voting”, it is possible that the votes of a small percentage of contract holders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a “proxy” vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of shareholders. We reserve the right to change the voting procedures described above if applicable SEC rules change.

Advanced Series Trust (the “Trust”) has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The exemption does not apply to the AST Franklin Templeton Founding Funds Allocation Portfolio; shareholder approval of new subadvisory agreements for this Portfolio only is required. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust. Such series of funds may have a similar order from the SEC. You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.

Material Conflicts

It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective Separate Accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered “material conflicts,” in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies’ variable insurance products. If a “material conflict” were to arise between Owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. “Material conflicts” could arise due to differences in voting instructions between Owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

Confirmations, Statements, and Reports

We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www.prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We generally send a confirmation statement to you each time a financial transaction is made affecting Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter, if there have been transactions during the quarter. We may confirm certain regularly scheduled transactions, including, but not limited to the Annual Maintenance Fee, systematic withdrawals (including

72(t)/72(q) payments and Required Minimum Distributions), electronic funds transfer, Dollar

Cost Averaging, auto rebalancing, the Custom Portfolios Program, and Premium Based Charges in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports or copies of reports previously sent. We reserve the right to charge $50 for each such additional or previously sent report, but may waive that charge in the future. We will also send an annual report and a semi-annual report containing applicable financial statements for the portfolios to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.

DISTRIBUTION OF ANNUITIES OFFERED BY PRUCO LIFE OF NEW JERSEY

Prudential Annuities Distributors, Inc. (PAD), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the annuity offered through this prospectus. PAD acts as the distributor of a number of annuity and life insurance products. PAD’s principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA). The Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker/dealers who are registered under the Exchange Act and with entities that may offer the Annuities but are exempt from registration (firms). Applications for each Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.

Under the selling agreements, commissions are paid to firms on sales of the Annuity according to one or more schedules. The registered representative will receive all or a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 5%. In addition, we may pay trail commissions, equal to a percentage of the average account value or based on other criteria. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account. Compensation varies by annuity product, and such differing compensation could be a factor in which annuity a Financial Professional recommends to you.

In addition, in an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or our annuities generally on a preferred or recommended company or product list and/or access to the firm’s registered representatives), we or PAD may enter into compensation arrangements with certain broker/dealers firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide to us or our affiliates. These services may include, but are not limited to: educating customers of the firm on an annuity’s features; conducting due diligence and analysis; providing office access, operations and systems support; holding seminars intended to educate registered representatives and make them more knowledgeable about our annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval and preferred programs to PAD. We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. In addition, we or our affiliates may provide such compensation, payments and/or incentives to firms arising out of the marketing, sale and/or servicing of variable annuities or life insurance offered by different Prudential business units.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

. Percentage Payments based upon “Assets under Management” or “AUM”: This type of payment is a percentage payment that is based upon the total assets, subject to certain criteria in certain Pruco Life of New Jersey products.

. Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as Purchase Payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker-dealers).

. Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their registered representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments periodically during the relationship for systems, operational and other support.

The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, 2011) received payment with respect to our annuity business generally during 2011 (or as to which a payment amount was accrued during 2011). Because this Annuity is new, the list below does not reflect amounts paid with respect to the sale of this Annuity. The firms listed below include those receiving payments in connection with marketing of products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your Financial Professional can provide you with more information about the compensation arrangements that apply upon request. During 2011, the least amount paid, and greatest amount paid, were $19.35 and $6,443,077.91, respectively.

Name of Firm:
1st Global Capital Corp.
1934 Group
Aaron Industries
Advantage Fire Sprinkler Co.
Aegon Transamerica
A.G. Edwards & Sons, Inc.
Afore ING
AIG Financial Advisors Inc
Allen & Company of Florida, Inc.
Alliance Bernstein L.P.
Allstate Financial Srvcs, LLC
American Century
American Independent Marketing
AMERICAN PORTFOLIO FIN SVCS INC
 Ameriprise Financial, Inc. Total
Ameritas Investment Corp.
ANCHOR BAY SECURITIES, LLC
ARETE WEALTH MANAGEMENT
 Arlington Securities, Inc.
Arque Capital, Ltd.
ARVEST ASSET MANAGEMENT
ASKAR CORPORATION
AUSDAL FINANCIAL PARTNERS, INC.
 AXA Advisors, LLC
BancorpSouth Investment Services, Inc. Banc of America Invest.Svs(SO)
BBVA Compass Investment Solutions, Inc. Ballew Investments
Bank of the West
Battery Ventures
BB&T Investment Services, Inc.
BCG Companies
BCG Securities, Inc.
Beaconsfield Financial Services
Berthel Fisher & Company
BlackRock Financial Management Inc.
Broker Dealer Financial Services
Brookstone Financial Services
Brown Builders
Cadaret, Grant & Co., Inc.
Calton & Associates, Inc.
Cambridge Investment Research, Inc.
Cambridge Legacy Securities, LLC
Cantella & Co., Inc.
CAPE SECURITIES, INC.
 Capital Advisors
Capital Analysts
Capital Financial Services, Inc.
CAPITAL GROWTH RESOURCES
 Capital Guardian
Capital Investment Group, Inc.
Capital One Investment Services, LLC
Capital Securities Management
Castner Josephs Retirement Group
CBIZ
 CCF Investments, Inc.
Centaurus Financial, Inc.
CFD Investments, Inc.
Charter One Bank (Cleveland)
Chase Investment Services
Citigroup Global Markets Inc.
Citizens Bank and Trust Company
Clairmont Oaks
CLS Investments
COMERICA SECURITIES, INC.
 Commonwealth Financial Network
Compak Securities
Compass Bank Wealth Management Group
Crescent Securities Group
Crown Capital Securities, L.P.
CUNA Brokerage Svcs, Inc.
CUSO Financial Services, L.P.
D.A. Davidson
David A. Noyes & Company
Delta Equity
Dempsey Lord Smith, LLC
Deutsche Bank
DeWaay Financial Network, LLC
Eaton Vance
EDI Financial
Edward Jones & Co.
ELLIOTT DAVIS BROKERAGE SERVICES, LLC
 Equitrust
Equity Services, Inc.
ESSEX FINANCIAL SERVICES, INC.
 Evergreen Consulting
Federated Investors
Fidelity Investments
Fifth Third Securities, Inc.
FINANCIAL ADVISERS OF AMERICA LLC
 Financial Network Investment
Financial Planning Consultants
Financial Security Management, Inc.
Financial Telesis Inc.
Financial West Group
Fintegra, LLC
First Allied Securities Inc
First American Insurance Underwriters (FAIU) First Brokerage America, LLC
FIRST CITIZENS INVESTOR SERVICES INC
 First Financial Equity Corp.
First Heartland Capital, Inc.
First Merit Investments
First Southeast Investor Services
First State Financial Management
First Tennessee Brokerage, Inc
First Trust Portfolios L.P.
First Western Advisors
Florida Investment Advisers
Foothill Securities, Inc.
Forrester Research
Fortune Financial Services, Inc.
Franklin Templeton
FROST BROKERAGE SERVICES
 FSC Securities Corp.
G.A. Repple & Company
GATX Southern Star Agency
Garden State Securities, Inc.
Gary Goldberg & Co., Inc.
Geneos Wealth Management, Inc.
Genworth Financial Securities Corporation Girard Securities, Inc.
Golden Years Advisors
Goldman Sachs & Co.
Great American Advisors, Inc.
Great American Investors, Inc.
GWN Securities, Inc.
H. Beck, Inc.
HBW SECURITIES LLC
 HD Associates
H.D. Vest Investment
Hantz Financial Services,Inc.
HARBOR FINANCIAL SERVICES LLC
 Harbour Investments, Inc.
Harmon Dennis Bradshaw
Hartford Life Insurance Company
Harvest Capital, LLC
Hazard & Siegel, Inc.
Heim, Young & Associates, Inc.
Horizon Investments
Hornor, Townsend & Kent, Inc.
HSBC
Huntleigh Securities
ICC
 IMS Securities
Independent Financial Grp, LLC
IFS (Industry Fund Services)
Impact Speakers
Infinex Investments, Inc.
ING Financial Partners, LLC
Institutional Securities Corp.
INTERCAROLINA FINANCIAL SERVICES, INC.
 Intersecurities, Inc
Intervest International Equities Corp. Invest Financial Corporation
Investacorp
Investment Centers of America
Investment Professionals
Investors Capital Corporation
Investors Security Co, Inc.
ISG Equity Sales
JHS Capital
J.J.B. Hilliard Lyons, Inc.
J.P. Morgan
J.P. Turner & Company, LLC

J.W. Cole Financial, Inc.
Jack Cramer & Associates
Janney Montgomery Scott, LLC.
Jennison Associates, LLC
John Hancock
Key Bank
KEY INVESTMENT SERVICES LLC
 Klosterman Baking
KMS Financial Services, Inc.
Kovack Securities, Inc.
LaSalle St. Securities, LLC
Leaders Group Inc.
Legend Equities Corporation
Legg Mason
Leigh Baldwin & Company, LLC
Lincoln Financial Advisors
Lincoln Financial Securities Corporation Lincoln Investment Planning
Lord Abbett
LPL Financial Corporation
LSG Financial Services
M3 Insurance Solutions, Inc.
M Holdings Securities, Inc
Main Street Securities, LLC
Mason Wells
Merrill Lynch, P,F,S

Merritt Wealth Strategies

MetLife

MFS

 Michigan Securities, Inc.

Mid-Atlantic Capital Corp.
Milkie Ferguson Investments
MML Investors Services, Inc.
Money Concepts Capital Corp.
Montgomery Agency

Morgan Keegan & Company
Morgan Stanley Smith Barney
MTL Equity Products, Inc.
Multi Financial Securities Crp
National Planning Corporation
National Securities Corp.
Nationwide Securities, LLC
Navigator Financial
Neuberger Berman
New Alliance Bank
New England Securities Corp.
New York Life
Newbridge Securities Corp.
Newport Coast Securities
Next Financial Group, Inc.
NFP Securities, Inc.
North Ridge Securities Corp.
NPB Financial Group, LLC
OneAmerica Securities, Inc.
One Resource Group
OPPENHEIMER & CO, INC.
 Pacific West Securities, Inc.
Packerland Brokerage Services, Inc.
Park Avenue Securities, LLC
Paulson Investment Co., Inc.
PIMCO
 PlanMember Securities Corp.
PNC Investments, LLC
Presidential Brokerage, Inc.
Prime Capital Services, Inc.
PRIMEVEST FINANCIAL SERVICES
 Principal Financial Group
Princor Financial Services Corp.
Private Client Services, LLC
ProEquities
Prospera Financial Services, Inc.
Pruco Securities, LLC
Purshe Kaplan Sterling Investments
QA3 Financial Corp.
Quest Financial Services
Questar Capital Corporation
Raymond James & Associates
Raymond James Financial Svcs
RBC CAPITAL MARKETS CORPORATION
 Resource Horizons Group
Ridgeway & Conger, Inc.
RNR Securities, LLC
Robert W. Baird & Co., Inc.
Royal Alliance Associates
Royal Bank of Scotland
Sagemark Consulting
SAGEPOINT FINANCIAL, INC.
 Sage Rutty & Co., Inc.
Sammons Securities Co., LLC
Sanders Morris Harris Inc.
SAUNDERS RETIREMENT ADVISORS INC
 SCF Securities, Inc.
Schroders Investment Management
Scott & Stringfellow, Inc.
Seacoast Capital
Securian Financial Svcs, Inc.
Securities America, Inc.
Securities Service Network
Sigma Financial Corporation
Signator Investors, Inc.
SII Investments, Inc.
Silver Oaks Securities
SMH Capital, Inc.
Southwest Securities, Inc.
SPIRE SECURITIES LLC
STERLING MONROE SECURITIES LLC
 Sterne Agee Financial Services, Inc.
Stifel Nicolaus & Co.
STRATEGIC FIN ALLIANCE INC
 Summit Brokerage Services, Inc
Summit Equities, Inc.
Summit Financial
Sunset Financial Services, Inc
SunTrust Investment Services, Inc.
SWBC Investment Services
SWS Financial Services, Inc
SYMETRA INVESTMENT SERVICES INC
 Syndicated
T. Rowe Price Group, Inc.
TFS Securities, Inc.
The Capital Group Securities, Inc.
The Investment Center
The O.N. Equity Sales Co.
The Prudential Insurance Company of America The Wharton School
Tower Square Securities, Inc.
TransAmerica Financial Advisors, Inc.
Triad Advisors, Inc.
Trustmont Financial Group, Inc.
UBS Financial Services, Inc.
UNIONBANC INVESTMENT SERV, LLC
 United Planners Fin. Serv.
USA Financial Securities Corp.
US Bank
UVEST Fin’l Srvcs Group, Inc.
VALIC Financial Advisors, Inc
Valmark Securities, Inc.
Veritrust Financial LLC
VFinance Investments
VSR Financial Services, Inc.
WADDELL & REED INC.
 Wall Street Financial Group
Walnut Street Securities, Inc.
WAYNE HUMMER INVESTMENTS LLC
 Wedbush Morgan Securities
Wells Fargo Advisors LLC
WELLS FARGO ADVISORS LLC - WEALTH
 WFG Investments, Inc.
Wilbanks Securities, Inc.
Williams Financial Group
Woodbury Financial Services
Woodstock Financial
Workman Securities Corporation
World Equity Group, Inc.
World Group Securities, Inc.
WRP Investments, Inc

While compensation is generally taken into account as an expense in considering the charges applicable to a contract product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Your Financial Professional can provide you with more information about the compensation arrangements that apply upon request.

FINANCIAL STATEMENTS

The financial statements of the Separate Account and Pruco Life of New Jersey are included in the Statement of Additional Information.

INDEMNIFICATION

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS

We are subject to legal and regulatory actions in the ordinary course of our business. Our pending legal and regulatory actions may include proceedings specific to us and proceedings generally applicable to business practices in the industry in which we operate. We are subject to class action lawsuits and individual lawsuits involving a variety of issues, including sales practices, underwriting practices, claims payment and procedures, additional premium charges for premiums paid on a periodic basis, denial or delay of benefits, return of premiums or excessive premium charges and breaching fiduciary duties to customers. We are subject to litigation involving commercial disputes with counterparties or partners and class action lawsuits and other litigation alleging, among other things, that we made improper or inadequate disclosures in connection with the sale of assets and annuity and investment products or charged excessive or impermissible fees on these products, recommended unsuitable products to customers, mishandled customer accounts or breached fiduciary duties to customers. We may be a defendant in, or be contractually responsible to third parties for, class action lawsuits and individual litigation arising from our operations, including claims for breach of contract. We are also subject to litigation arising out of our general business activities, such as our investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment and could be exposed to claims or litigation concerning certain business or process patents. Regulatory authorities from time to time make inquiries and conduct investigations and examinations relating particularly to us and our products. In addition, we, along with other participants in the businesses in which we engage, may be subject from time to time to investigations, examinations and inquiries, in some cases industry-wide, concerning issues or matters upon which such regulators have determined to focus. In some of our pending legal and regulatory actions, parties may seek large and/or indeterminate amounts, including punitive or exemplary damages. The outcome of a litigation or regulatory matter, and the amount or range of potential loss at any particular time, is often inherently uncertain.

In January 2012, a qui tam action on behalf of the State of Illinois, Total Asset Recovery Services v. Met Life Inc, et al., Prudential Financial, Inc., The Prudential Insurance Company of America, and Prudential Holdings, LLC, filed in the Circuit Court of Cook County, Illinois, was served on Pruco Life of New Jersey. The complaint alleges that Pruco Life of New Jersey failed to escheat life insurance proceeds to the State of Illinois in violation of the Illinois False Claims Whistleblower Reward and Protection Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys’ fees and costs. In March 2012, a qui tam action on behalf of the State of Minnesota, Total Asset Recovery v. MetLife Inc., et al., Prudential Financial Inc., The Prudential Insurance Company of America and Prudential Holdings, Inc., filed in the Fourth Judicial District, Hennepin County, in the State of Minnesota was served on Pruco Life of New Jersey. The complaint alleges that Pruco Life of New Jersey failed to escheat life insurance proceeds to the State of Minnesota in violation of the Minnesota False Claims Act and seeks injunctive relief, compensatory damages, civil penalties, treble damages, prejudgment interest, attorneys’ fees and costs.

In January 2012, a Global Resolution Agreement entered into by Pruco Life of New Jersey and a third party auditor became effective upon its acceptance by the unclaimed property departments of 20 states and jurisdictions. Under the terms of the Global Resolution Agreement, the third party auditor acting on behalf of the signatory states will compare expanded matching criteria to the Social Security Master Death File (“SSMDF”) to identify deceased insureds and contract holders where a valid claim has not been made. In February 2012, a Regulatory Settlement Agreement entered into by Pruco Life of New Jersey to resolve a multi-state market conduct examination regarding its adherence to state claim settlement practices became effective upon its acceptance by the insurance departments of 20 states and jurisdictions. The Regulatory Settlement Agreement applies prospectively and requires Pruco Life of New Jersey to adopt and implement additional procedures comparing its records to the SSMDF to identify unclaimed death benefits and prescribes procedures for identifying and locating beneficiaries once deaths are identified. Other jurisdictions that are not signatories to the Regulatory Settlement Agreement are considering proposals that would apply prospectively and require life insurance companies to take additional steps to identify unreported deceased policy and contract holders. These prospective changes and any escheatable property identified as a result of the audits and inquiries could result in:

(1) additional payments of previously unclaimed death benefits; (2) the payment of abandoned funds to U.S. jurisdictions; and (3) changes in Pruco Life of New Jersey’s practices and procedures for the identification of escheatable funds and beneficiaries, which would impact claim payments and reserves, among other consequences.

Pruco Life of New Jersey is one of several companies subpoenaed by the New York Attorney General regarding its unclaimed property procedures. Additionally, the New York Department of Insurance (“NYDOI”) has requested that 172 life insurers (including Pruco Life of New Jersey) provide data to the NYDOI regarding use of the SSMDF. The New York Office of

Unclaimed Funds recently notified Pruco Life of New Jersey that it intends to conduct an audit of Pruco Life of New Jersey’s compliance with New York’s unclaimed property laws. The Minnesota Attorney General has also requested information regarding Pruco Life of New Jersey’s use of the SSMDF and its claim handling procedures and Pruco Life of New Jersey is one of several companies subpoenaed by the Minnesota Department of Commerce, Insurance Division. In February 2012, the Massachusetts Office of the Attorney General requested information regarding Pruco Life of New Jersey’s unclaimed property procedures.

In July 2010, Pruco Life of New Jersey, along with other life insurance industry participants, received a formal request for information from the State of New York Attorney General’s Office in connection with its investigation into industry practices relating to the use of retained asset accounts. In August 2010, Pruco Life of New Jersey received a similar request for information from the State of Connecticut Attorney General’s Office. Pruco Life of New Jersey is cooperating with these investigations. Pruco Life of New Jersey has also been contacted by state insurance regulators and other governmental entities, including the U.S. Department of Veterans Affairs and Congressional committees regarding retained asset accounts. These matters may result in additional investigations, information requests, claims, hearings, litigation, adverse publicity and potential changes to business practices.

Pruco Life of New Jersey’s litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, their outcome cannot be predicted. It is possible that Pruco Life of New Jersey’s results of operations or cash flow in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. In light of the unpredictability of Pruco Life of New Jersey’s litigation and regulatory matters, it is also possible that in certain cases an ultimate unfavorable resolution of one or more pending litigation or regulatory matters could have a material adverse effect on Pruco Life of New Jersey’s financial position. Management believes, however, that, based on information currently known to it, the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, is not likely to have a material adverse effect on Pruco Life of New Jersey’s financial position.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION

The following are the contents of the Statement of Additional Information:

. Company

. Experts

. Principal Underwriter

. Payments Made to Promote Sale of Our Products

. Determination of Accumulation Unit Values

. Financial Statements

HOW TO CONTACT US

You can contact us by:

. calling our Customer Service Team at 1-888-PRU-2888 during our normal business hours, . writing to us via regular mail at Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, PA 19176. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request. . writing to us via overnight mail, certified, or registered mail delivery at the Prudential Annuity Service Center, 2101 Welsh Road, Dresher, PA 19025.

. accessing information about your Annuity through our Internet Website at www.prudentialannuities.com.

You can obtain account information by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

Pruco Life of New Jersey does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Nor, due to circumstances beyond our control, can we provide any assurances as to the delivery of transaction instructions submitted to us by regular and/or express mail. Regular and/or express mail (if operational) will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Pruco Life of New Jersey reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.

APPENDIX A - ACCUMULATION UNIT VALUES

Here, we set forth historical Unit values.

PREMIER RETIREMENT VARIABLE ANNUITY

Pruco Life Insurance Company of New Jersey Prospectus

ACCUMULATION UNIT VALUES: Basic Death Benefit Only (0.85%)

                                                                                                   Number of
                                                               Accumulation     Accumulation      Accumulation
                                                               Unit Value at    Unit Value at Units Outstanding at
Sub-Accounts                                                Beginning of Period End of Period    End of Period
------------------------------------------------------------------------------------------------------------------
AST Academic Strategies Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.10349                0
------------------------------------------------------------------------------------------------------------------
AST Advanced Strategies Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.30664           42,436
------------------------------------------------------------------------------------------------------------------
AST American Century Income & Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.98493        $9.40252                0
------------------------------------------------------------------------------------------------------------------
AST Balanced Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.27105           70,784
------------------------------------------------------------------------------------------------------------------
AST BlackRock Global Strategies Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.21697           43,646
------------------------------------------------------------------------------------------------------------------
AST BlackRock Value Portfolio
 formerly, AST Value Portfolio
    05/02/2011 to 12/31/2011                                      $9.98883        $8.91990              675
------------------------------------------------------------------------------------------------------------------
AST Capital Growth Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99034        $9.07555           50,023
------------------------------------------------------------------------------------------------------------------
AST CLS Growth Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.99050        $9.14181          101,421
------------------------------------------------------------------------------------------------------------------
AST CLS Moderate Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.98973        $9.30434           23,247
------------------------------------------------------------------------------------------------------------------
AST Cohen & Steers Realty Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $9.38275              533
------------------------------------------------------------------------------------------------------------------
AST Federated Aggressive Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.93936        $7.99180                0
------------------------------------------------------------------------------------------------------------------
AST FI Pyramis(R) Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                      $9.98045        $9.07535                0
------------------------------------------------------------------------------------------------------------------
AST First Trust Balanced Target Portfolio
    05/02/2011 to 12/31/2011                                      $9.97981        $9.31586           52,089
------------------------------------------------------------------------------------------------------------------
AST First Trust Capital Appreciation Target Portfolio
    05/02/2011 to 12/31/2011                                      $9.96128        $8.78412           18,826
------------------------------------------------------------------------------------------------------------------
AST Global Real Estate Portfolio
    05/02/2011 to 12/31/2011                                     $10.02223        $8.80286                0
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Concentrated Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.99587        $8.95362                0
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Large-Cap Value Portfolio
 formerly, AST AllianceBernstein Growth & Income Portfolio
    05/02/2011 to 12/31/2011                                      $9.99930        $8.44977           60,278
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Mid-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                                      $9.94888        $8.81982                0
------------------------------------------------------------------------------------------------------------------
AST Goldman Sachs Small-Cap Value Portfolio
    05/02/2011 to 12/31/2011                                      $9.90331        $9.17568           16,068
------------------------------------------------------------------------------------------------------------------
AST High Yield Portfolio
    05/02/2011 to 12/31/2011                                     $10.01210        $9.75907                0

                                                                                            Number of
                                                        Accumulation     Accumulation      Accumulation
                                                        Unit Value at    Unit Value at Units Outstanding at
Sub-Accounts                                         Beginning of Period End of Period    End of Period
-----------------------------------------------------------------------------------------------------------
AST Horizon Growth Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                               $9.98068         $9.31537          23,085
-----------------------------------------------------------------------------------------------------------
AST Horizon Moderate Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                               $9.99027         $9.41906          16,057
-----------------------------------------------------------------------------------------------------------
AST International Growth Portfolio
    05/02/2011 to 12/31/2011                              $10.03206         $8.17550          87,946
-----------------------------------------------------------------------------------------------------------
AST International Value Portfolio
    05/02/2011 to 12/31/2011                              $10.02815         $7.86710               0
-----------------------------------------------------------------------------------------------------------
AST Investment Grade Bond Portfolio
    05/02/2011 to 12/31/2011                              $10.00754        $10.87605          40,821
-----------------------------------------------------------------------------------------------------------
AST Jennison Large-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.99167         $9.23751               0
-----------------------------------------------------------------------------------------------------------
AST Jennison Large-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.97650         $8.50545             880
-----------------------------------------------------------------------------------------------------------
AST JPMorgan International Equity Portfolio
    05/02/2011 to 12/31/2011                              $10.03001         $8.21650               0
-----------------------------------------------------------------------------------------------------------
AST JPMorgan Strategic Opportunities Portfolio
    05/02/2011 to 12/31/2011                              $10.00668         $9.54661               0
-----------------------------------------------------------------------------------------------------------
AST Large-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.98518         $8.95527         115,741
-----------------------------------------------------------------------------------------------------------
AST Lord Abbett Core-Fixed Income Portfolio
 formerly, AST Lord Abbett Bond-Debenture Portfolio
    05/02/2011 to 12/31/2011                               $9.99930        $10.42419         129,023
-----------------------------------------------------------------------------------------------------------
AST Marsico Capital Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.97547         $9.08180          22,473
-----------------------------------------------------------------------------------------------------------
AST MFS Global Equity Portfolio
    05/02/2011 to 12/31/2011                              $10.03521         $8.75800               0
-----------------------------------------------------------------------------------------------------------
AST MFS Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.97990         $9.23171           8,584
-----------------------------------------------------------------------------------------------------------
AST Mid-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.96139         $8.68256               0
-----------------------------------------------------------------------------------------------------------
AST Money Market Portfolio
    05/02/2011 to 12/31/2011                               $9.99930         $9.94394               0
-----------------------------------------------------------------------------------------------------------
AST Neuberger Berman Core Bond Portfolio
    10/31/2011* to 12/31/2011                             $10.02921        $10.08481               0
-----------------------------------------------------------------------------------------------------------
AST Neuberger Berman Mid-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                               $9.92257         $9.20532          31,975
-----------------------------------------------------------------------------------------------------------
AST Neuberger Berman / LSV Mid-Cap Value Portfolio
    05/02/2011 to 12/31/2011                               $9.97557         $8.70651               0
-----------------------------------------------------------------------------------------------------------
AST Parametric Emerging Markets Equity Portfolio
    05/02/2011 to 12/31/2011                              $10.00899         $7.61998             329
-----------------------------------------------------------------------------------------------------------
AST PIMCO Limited Maturity Bond Portfolio
    05/02/2011 to 12/31/2011                               $9.99930        $10.04283               0
-----------------------------------------------------------------------------------------------------------
AST PIMCO Total Return Bond Portfolio
    05/02/2011 to 12/31/2011                               $9.99930         $9.99564          92,678
-----------------------------------------------------------------------------------------------------------
AST Preservation Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                               $9.99930         $9.60825         106,745
-----------------------------------------------------------------------------------------------------------
AST Prudential Core Bond Portfolio
    10/31/2011* to 12/31/2011                             $10.01922        $10.08473               0
-----------------------------------------------------------------------------------------------------------
AST QMA US Equity Alpha Portfolio
    05/02/2011 to 12/31/2011                               $9.98322         $9.29418               0

                                                                                              Number of
                                                          Accumulation     Accumulation      Accumulation
                                                          Unit Value at    Unit Value at Units Outstanding at
Sub-Accounts                                           Beginning of Period End of Period    End of Period
-------------------------------------------------------------------------------------------------------------
AST Schroders Multi-Asset World Strategies Portfolio
    05/02/2011 to 12/31/2011                                $10.00626         $9.00483               0
-------------------------------------------------------------------------------------------------------------
AST Small-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                                 $9.90385         $8.71343               0
-------------------------------------------------------------------------------------------------------------
AST Small-Cap Value Portfolio
    05/02/2011 to 12/31/2011                                 $9.91152         $8.56576               0
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                 $9.99380         $9.50439          55,906
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Equity Income Portfolio
 formerly, AST AllianceBernstein Core Value Portfolio
    05/02/2011 to 12/31/2011                                 $9.97732         $8.96293          43,284
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Global Bond Portfolio
    05/02/2011 to 12/31/2011                                 $9.99930         $9.89515          30,451
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Large-Cap Growth Portfolio
    05/02/2011 to 12/31/2011                                 $9.97681         $9.07073               0
-------------------------------------------------------------------------------------------------------------
AST T. Rowe Price Natural Resources Portfolio
    05/02/2011 to 12/31/2011                                 $9.89078         $7.67745             650
-------------------------------------------------------------------------------------------------------------
AST Wellington Management Hedged Equity Portfolio
 formerly, AST Aggressive Asset Allocation Portfolio
    05/02/2011 to 12/31/2011                                 $9.99930         $8.88560               0
-------------------------------------------------------------------------------------------------------------
AST Western Asset Core Plus Bond Portfolio
    05/02/2011 to 12/31/2011                                $10.00861        $10.31578               0
-------------------------------------------------------------------------------------------------------------
Franklin Templeton VIP Founding Funds Allocation Fund
    05/02/2011 to 12/31/2011                                $10.01119         $8.96287         111,040

* Denotes the start date of these sub-accounts

APPENDIX B - FORMULA FOR HIGHEST DAILY LIFETIME INCOME v2.1 SUITE OF LIVING BENEFITS

This Appendix describes the formula used with the following living benefits:

The Highest Daily Lifetime Income v2.1 Suite:

. Highest Daily Lifetime Income v2.1

. Spousal Highest Daily Lifetime Income v2.1

TRANSFERS OF ACCOUNT VALUE BETWEEN YOUR PERMITTED SUB-ACCOUNTS AND THE AST

INVESTMENT GRADE BOND SUB-ACCOUNT

TERMS AND DEFINITIONS REFERENCED IN THE CALCULATION FORMULAS:

. C\\u\\ - the upper target is established on the effective date of the Highest Daily Lifetime Income v2.1 Suite of benefits (the “Effective Date”) and is not changed for the life of the guarantee. Currently, it is 83%.

. C\\us\\ - The secondary upper target is established on the Effective Date and is not changed for the life of the guarantee. Currently it is 84.5%

. C\\t\\ - the target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 80%.

. C\\l\\ - the lower target is established on the Effective Date and is not changed for the life of the guarantee. Currently, it is 78%.

. L - the target value as of the current Valuation Day.

. r - the target ratio.

. a - factors used in calculating the target value. These factors are established on the Effective Date and are not changed for the life of the guarantee. (See below for the table of “a” factors)

. V - the total value of all elected Sub-accounts in the Annuity.

. B - the total value of the AST Investment Grade Bond Portfolio Sub-account.

. P - Income Basis. Prior to the first Lifetime Withdrawal, the Income Basis is equal to the Protected Withdrawal Value calculated as if the first Lifetime Withdrawal were taken on the date of calculation. After the first Lifetime Withdrawal, the Income Basis is equal to the greater of (1) the Protected Withdrawal Value on the date of the first Lifetime Withdrawal, increased for additional Purchase Payments, and adjusted proportionally for Excess Income *, and (2) the Protected Withdrawal Value on any Annuity Anniversary subsequent to the first Lifetime Withdrawal, increased for subsequent additional Purchase Payments and adjusted proportionately for Excess Income* and (3) any highest daily Account Value occurring on or after the later of the immediately preceding Annuity Anniversary or the date of the first Lifetime Withdrawal, and prior to or including the date of this calculation, increased for additional Purchase Payments and adjusted for withdrawals, as described herein.

. T - the amount of a transfer into or out of the AST Investment Grade Bond Portfolio Sub-account.

. T\\M\\ - the amount of a monthly transfer out of the AST Investment Grade Bond Portfolio Sub-account.

* Note: Lifetime Withdrawals of less than or equal to the Annual Income Amount do not reduce the Income Basis.

DAILY TARGET VALUE CALCULATION:

On each Valuation Day, a target value (L) is calculated, according to the following formula. Target Values are subject to change for new elections of this benefit on a going-forward basis.

L = 0.05 * P * a

Daily Transfer Calculation:

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

Target Ratio r = (L - B) / V

. If on the third consecutive Valuation Day r (greater than) Cu and r (less or =) C\\us\\ or if on any day r (greater than) C\\us\\, and transfers have not been suspended due to the 90% cap rule, assets in the Permitted Sub-accounts are transferred to the AST Investment Grade Bond Portfolio Sub-account.

. If r (less than) C\\l\\, and there are currently assets in the AST Investment Grade Bond Portfolio Sub-account (B (greater than) 0), assets in the AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts as described above.

90% CAP RULE: If, on any Valuation Day this benefit remains in effect, a transfer into the AST Investment Grade Bond Portfolio Sub-account occurs that results in 90% of the Account Value being allocated to the AST Investment Grade Bond Portfolio Sub-account, any transfers into the AST Investment Grade Bond Portfolio Sub-account will be suspended, even if the formula would otherwise dictate that a transfer into the AST Investment Grade Bond Portfolio Sub-account should occur. Transfers out of the AST Investment Grade Bond Portfolio Sub-account and into the elected Sub-accounts will still be allowed. The suspension will be lifted once a transfer out of the AST Investment Grade Bond Portfolio Sub-account occurs either due to a Daily or Monthly Transfer Calculation. Due to the performance of the AST Investment Grade Bond Portfolio Sub-account and the elected Sub-accounts, the Account Value could be more than 90% invested in the AST Investment Grade Bond Portfolio Sub-account.

The following formula, which is set on the Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T    =    Min (MAX (0, (0.90 * (V+ B) - B),       Money is transferred from the Permitted
          [L - B - V * C\\t\\] / (1 - C\\t\\))    Sub-accounts to the AST Investment Grade
                                                  Bond Portfolio Sub-account

T    =    {Min (B, - [L - B - V * C\\t\\] /       Money is transferred from the AST Investment
          (1 - C\\t\\)}                           Grade Bond Portfolio Sub-account to the
                                                  Permitted Sub-accounts

Monthly Transfer Calculation

On each monthly anniversary of the Issue Date and following the daily Transfer Calculation above, the following formula determines if a transfer from the AST Investment Grade Bond Portfolio Sub-account to the Permitted Sub-accounts will occur:

If, after the Daily Transfer Calculation is performed,

{Min (B, .05 * (V+ B))(less than) (C\\u\\ * V - L + B) / (1 - C\\u\\), then

T\\M\\ = {Min (B, .05 * (V+ B)} Money is transferred from the AST Investment Grade Bond Portfolio Sub-account to the Permitted Sub-accounts.

TARGETS REFERENCED IN THE TRANSFER CALCULATION FORMULA:

C\\u\\= [83%

Cu\\s\\= 84.5% C\\t\\= 80% C\\l\\= 78%]

“A” Factors for Liability Calculations (in Years and Months since Benefit Effective Date)*

      Months
Years   1      2     3     4     5     6     7     8     9    10    11     12
----- ------ ----- ----- ----- ----- ----- ----- ----- ----- ----- ----- -----
  1   15.34  15.31 15.27 15.23 15.20 15.16 15.13 15.09 15.05 15.02 14.98 14.95
  2   14.91  14.87 14.84 14.80 14.76 14.73 14.69 14.66 14.62 14.58 14.55 14.51
  3   14.47  14.44 14.40 14.36 14.33 14.29 14.26 14.22 14.18 14.15 14.11 14.07
  4   14.04  14.00 13.96 13.93 13.89 13.85 13.82 13.78 13.74 13.71 13.67 13.63
  5   13.60  13.56 13.52 13.48 13.45 13.41 13.37 13.34 13.30 13.26 13.23 13.19
  6   13.15  13.12 13.08 13.04 13.00 12.97 12.93 12.89 12.86 12.82 12.78 12.75
  7   12.71  12.67 12.63 12.60 12.56 12.52 12.49 12.45 12.41 12.38 12.34 12.30
  8   12.26  12.23 12.19 12.15 12.12 12.08 12.04 12.01 11.97 11.93 11.90 11.86
  9   11.82  11.78 11.75 11.71 11.67 11.64 11.60 11.56 11.53 11.49 11.45 11.42
 10   11.38  11.34 11.31 11.27 11.23 11.20 11.16 11.12 11.09 11.05 11.01 10.98
 11   10.94  10.90 10.87 10.83 10.79 10.76 10.72 10.69 10.65 10.61 10.58 10.54
 12   10.50  10.47 10.43 10.40 10.36 10.32 10.29 10.25 10.21 10.18 10.14 10.11
 13   10.07  10.04 10.00  9.96  9.93  9.89  9.86  9.82  9.79  9.75  9.71  9.68
 14    9.64   9.61  9.57  9.54  9.50  9.47  9.43  9.40  9.36  9.33  9.29  9.26
 15    9.22   9.19  9.15  9.12  9.08  9.05  9.02  8.98  8.95  8.91  8.88  8.84
 16    8.81   8.77  8.74  8.71  8.67  8.64  8.60  8.57  8.54  8.50  8.47  8.44
 17    8.40   8.37  8.34  8.30  8.27  8.24  8.20  8.17  8.14  8.10  8.07  8.04
 18    8.00   7.97  7.94  7.91  7.88  7.84  7.81  7.78  7.75  7.71  7.68  7.65
 19    7.62   7.59  7.55  7.52  7.49  7.46  7.43  7.40  7.37  7.33  7.30  7.27
 20    7.24   7.21  7.18  7.15  7.12  7.09  7.06  7.03  7.00  6.97  6.94  6.91
 21    6.88   6.85  6.82  6.79  6.76  6.73  6.70  6.67  6.64  6.61  6.58  6.55
 22    6.52   6.50  6.47  6.44  6.41  6.38  6.36  6.33  6.30  6.27  6.24  6.22
 23    6.19   6.16  6.13  6.11  6.08  6.05  6.03  6.00  5.97  5.94  5.92  5.89
 24    5.86   5.84  5.81  5.79  5.76  5.74  5.71  5.69  5.66  5.63  5.61  5.58
 25    5.56   5.53  5.51  5.48  5.46  5.44  5.41  5.39  5.36  5.34  5.32  5.29
 26    5.27   5.24  5.22  5.20  5.18  5.15  5.13  5.11  5.08  5.06  5.04  5.01
 27    4.99   4.97  4.95  4.93  4.91  4.88  4.86  4.84  4.82  4.80  4.78  4.75
 28    4.73   4.71  4.69  4.67  4.65  4.63  4.61  4.59  4.57  4.55  4.53  4.51
 29    4.49   4.47  4.45  4.43  4.41  4.39  4.37  4.35  4.33  4.32  4.30  4.28
 30    4.26   4.24  4.22  4.20  4.18  4.17  4.15  4.13  4.11  4.09  4.07  4.06**

* The values set forth in this table are applied to all ages. ** In all subsequent years and months thereafter, the annuity factor is 4.06

APPENDIX C - HYPOTHETICAL EXAMPLES OF OPERATION OF PREMIUM BASED CHARGE AND

CONTINGENT DEFERRED SALES CHARGE

To demonstrate how the Contingent Deferred Sales Charge and the Premium Based Charge operate, set forth below are various hypothetical examples. These examples are illustrative only, and do not represent the values under any particular Annuity.

A. CDSC EXAMPLES

Purchase      Actual                                 CDSC
 Payment     Purchase                               Expiry
Rec’d Date   Payment      CDSC Schedule              Date
------------------------------------------------------------
6/1/2011    $45,000.00 5%  5%  4%  4%  3%  3%  2%  5/31/2018
------------------------------------------------------------
7/15/2011   $55,000.00 4%  3%  3%  2%  2%  2%  1%  7/14/2018
------------------------------------------------------------

In this example, please note that the first Purchase Payment receives a CDSC schedule for total Purchase Payments less than $50,000.00. The second Purchase Payment results in a situation where the total Purchase Payments are $100,000.00 and the CDSC schedule reflects this.

B. Premium Based Charge Examples

Example 1: Assume that two Purchase Payments received prior to the first Quarterly Annuity Anniversary attain the Premium Based Charge tier indicated below. In this example, the Premium Based Charge rate for both Purchase Payments will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011.

                       Premium Annualized Quarterly  Premium  Premium
Purchase     Purchase   Based   Premium    Premium    Based    Based
 Payment     Payment   Charge    Based      Based    Charge    Charge
Rec’d Date    Amount    Rate     Charge    Charge   First Fee Last Fee
----------------------------------------------------------------------
6/1/2011    $45,000.00  0.50%   $225.00    $56.25   9/1/2011  6/1/2018
----------------------------------------------------------------------
7/15/2011   $55,000.00  0.50%   $275.00    $68.75   9/1/2011  6/1/2018
----------------------------------------------------------------------

Example 2: In this example, the second Purchase Payment is not received prior to the first Quarterly Annuity Anniversary. The Premium Based Charge rate for the first payment will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011. The Premium Based Charge rate for the second Purchase Payment will be established based upon the total Purchase Payments received as of the date it is received, or 9/15/2011.

                       Premium Annualized Quarterly  Premium  Premium
Purchase     Purchase   Based   Premium    Premium    Based    Based
 Payment     Payment   Charge    Based      Based    Charge    Charge
Rec’d Date    Amount    Rate     Charge    Charge   First Fee Last Fee
----------------------------------------------------------------------
6/1/2011    $45,000.00  0.70%   $315.00    $78.75    9/1/2011 6/1/2018
----------------------------------------------------------------------
9/15/2011   $55,000.00  0.50%   $275.00    $68.75   12/1/2011 9/1/2018
----------------------------------------------------------------------

Example 3: In this example, assume that two Purchase Payments received prior to the first Quarterly Annuity Anniversary attain the indicated Premium Based Charge tier. Assume the third Purchase Payment is received after the first Quarterly Annuity Anniversary. In this example, the Premium Based Charge rate for the first two Purchase Payments will be established based upon the total Purchase Payments received prior to the first Quarterly Annuity Anniversary, or 9/1/2011. The Premium Based Charge rate for the third Purchase Payment will be established based upon the total Purchase Payments received as of the date it is received, or 9/15/2011.

                        Premium Annualized Quarterly  Premium  Premium
Purchase     Purchase    Based   Premium    Premium    Based    Based
 Payment     Payment    Charge    Based      Based    Charge    Charge
Rec’d Date    Amount     Rate     Charge    Charge   First Fee Last Fee
-----------------------------------------------------------------------
6/1/2011     $45,000.00  0.50%   $225.00     $56.25   9/1/2011 6/1/2018
-----------------------------------------------------------------------
7/15/2011    $55,000.00  0.50%   $275.00     $68.75   9/1/2011 6/1/2018
-----------------------------------------------------------------------
9/15/2011   $150,000.00  0.35%   $525.00    $131.25  12/1/2011 9/1/2018
-----------------------------------------------------------------------

C-1

Example 4: In this example, assume that the second Purchase Payment is received the day before the quarter’s end. In this example, the Premium Based Charge rate for both Purchase Payments will be established based upon the total Purchase Payments received on the first Quarterly Annuity Anniversary, or 9/1/2011.

                       Premium Annualized Quarterly  Premium  Premium
Purchase     Purchase   Based   Premium    Premium    Based    Based
 Payment     Payment   Charge    Based      Based    Charge    Charge
Rec’d Date    Amount    Rate     Charge    Charge   First Fee Last Fee
----------------------------------------------------------------------
6/1/2011    $45,000.00  0.50%   $225.00    $56.25   9/1/2011  6/1/2018
----------------------------------------------------------------------
8/30/2011   $55,000.00  0.50%   $275.00    $68.75   9/1/2011  6/1/2018
----------------------------------------------------------------------

Example 5: In this example, assume that the second Purchase Payment is received on the first Quarterly Annuity Anniversary. Since the second Purchase Payment is received on the first Quarterly Annuity Anniversary, it is not utilized for purposes of determining the Premium Based Charge rate for the first Purchase Payment.

                       Premium Annualized Quarterly  Premium  Premium
Purchase     Purchase   Based   Premium    Premium    Based    Based
 Payment     Payment   Charge    Based      Based    Charge    Charge
Rec’d Date    Amount    Rate     Charge    Charge   First Fee Last Fee
----------------------------------------------------------------------
6/1/2011    $45,000.00  0.70%   $315.00    $78.75    9/1/2011 6/1/2018
----------------------------------------------------------------------
9/1/2011    $55,000.00  0.50%   $275.00    $68.75   12/1/2011 9/1/2018
----------------------------------------------------------------------

C-2

PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS
FURTHER DETAILS ABOUT THE PRUCO LIFE OF NEW JERSEY PRUDENTIAL
PREMIER(R) RETIREMENT VARIABLE ANNUITY DESCRIBED IN PROSPECTUS
(TO BE FILED BY AMENDMENT)
                 --------------------------------------
                   (print your name)
                 --------------------------------------
                       (address)
                 --------------------------------------
                  (city/state/zip code)

Please see the section of this prospectus entitled “How To Contact Us” for where to send your request for a Statement of Additional Information.

                                                 ----------------
[LOGO] Prudential                                   PRSRT STD
      Bring Your Challenges                       U.S. POSTAGE
                                                      PAID
                                                  LANCASTER, PA
The Prudential Insurance Company of America      PERMIT NO. 1793
751 Broad Street
Newark, NJ 07102-3777
                                                 ----------------

PART B

STATEMENT OF ADDITIONAL INFORMATION

___________, 201__

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

VARIABLE ANNUITY CONTRACT

This variable annuity contract is issued by Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey"), a stock life insurance company that is an indirect wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential") and is funded through the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (the "Account"). The Annuity is purchased by making an initial purchase payment of $10,000. Subject to certain restrictions, you can make additional purchase payments by means other than electronic fund transfer of no less than $100 at any time during the accumulation phase. However, we impose a minimum of $50 with respect to additional purchase payments made through electronic fund transfers.

This Statement of Additional Information is not a prospectus and should be read in conjunction with the B, L and C Series prospectus dated __________, 201__. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960, Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.

TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Company                                                                     2

Experts                                                                     2

Principal Underwriter                                                       2

Payments Made to Promote Sale of Our Products                               2

Determination of Accumulation Unit Values                                   3

Separate Account Financial Information                                     A1

Company Financial Information                                              B1

Pruco Life Insurance Company of New Jersey Prudential Annuity Service Center

213 Washington Street P.O. Box 7960 Newark, NJ 07102-2992 Philadelphia, Pennsylvania 19176 Telephone (888) PRU-2888

The Prudential Premier Retirement Variable Annuity is a service mark of The Prudential Insurance Company of America.

COMPANY

Pruco Life Insurance Company of New Jersey ("Pruco Life of New Jersey") is a stock life insurance company organized in 1982 under the laws of the State of New Jersey. Pruco Life of New Jersey is licensed to sell life insurance and annuities in the states of New Jersey and New York.

Pruco Life of New Jersey is a wholly-owned subsidiary of Pruco Life Insurance Company, which is a wholly-owned subsidiary of The Prudential Insurance Company of America ("Prudential"), a stock life insurance company founded in 1875 under the laws of the State of New Jersey. Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. ("Prudential Financial"), a New Jersey insurance holding company.

EXPERTS

[To Be Filed By Amendment]

PRINCIPAL UNDERWRITER

Prudential Annuities Distributors, Inc. ("PAD"), an indirect wholly-owned subsidiary of Prudential Financial, offers each Annuity on a continuous basis in those states in which annuities may be lawfully sold. It may offer the Annuities through licensed insurance producers, or through appropriately registered affiliates of Prudential, provided clearances to do so are obtained in any jurisdiction where such clearances may be necessary.

With respect to all individual annuities issued by Pruco Life of New Jersey, PAD received commissions of $97,819,083, $73,455,927, and $22,773,368, in 2011, 2010, and 2009, respectively. PAD retained none of those commissions.

As discussed in the prospectus, Pruco Life of New Jersey pays commissions to broker/dealers that sell the Annuities according to one or more schedules, and also may pay non-cash compensation. In addition, Pruco Life of New Jersey may pay trail commissions to selling firms to pay to its registered representatives who maintain an ongoing relationship with an annuity owner. Typically, a trail commission is compensation that is paid periodically, the amount of which is linked to the value of the Annuities and the amount of time that the Annuities have been in effect.

PAYMENTS MADE TO PROMOTE SALE OF OUR PRODUCTS

In an effort to promote the sale of our products (which may include the placement of Pruco Life of New Jersey and/or each Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we and/or PAD may enter into marketing service agreements with certain broker/dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing, administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on each Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. We and/or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.

The list below identifies three general types of payments that PAD pays which are broadly defined as follows:

•
Percentage Payments based upon "Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all Pruco Life of New Jersey products that were sold through the firm (or its affiliated broker/dealers).

•
Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life of New Jersey annuity products sold through the firm (or its affiliated broker/dealers).

•
Fixed payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items, and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other support.

The list in the prospectus includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31, ____) received payment with respect to annuity business during ____ (or as to which a payment amount was accrued during ____). The firms listed include payments in connection with products issued by Pruco Life Insurance Company and Pruco Life Insurance Company of New Jersey. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During ____, the least amount paid, and greatest amount paid, were $_____ and $____________, respectively.

DETERMINATION OF ACCUMULATION UNIT VALUES

The value for each accumulation unit (which we refer to as the “Unit Price”) is computed as of the end of each Valuation Day applicable.  On any given Valuation Day, the value of a Unit in each Sub-account will be determined by multiplying the value of a Unit of that Sub-account for the preceding Valuation Day by the net investment factor for the Sub-account for the current Valuation Day. The Unit Price for a Valuation Period applies to each day in the period. The net investment factor is an index that measures the investment performance of, and charges assessed against, a Sub-account from one Valuation Period to the next. The net investment factor for a Valuation Period is: (a) divided by (b), less (c) where:

(a)	is the net result of:
(1)
the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the current Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio at the end of the current Valuation Period; plus or minus

(2)	any per share charge or credit during the current Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(b)	is the net result of:
(1)
the net asset value per share of the underlying Portfolio shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the underlying Portfolio at the end of the preceding Valuation Period; plus or minus

(2)	any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.

(c)
is the Insurance Charge and any applicable charge assessed against a Sub-account for any Rider attached to this Annuity corresponding to the portion of the 365 day year (366 for a leap year) that is in the current Valuation Period.

We value the assets in each Sub-account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.

As we have indicated in the prospectus, the Annuity allows you to select or decline any of several benefit options that carries with it a specific asset-based charge. We maintain a unique unit value corresponding to each such annuity feature.

PART C

OTHER INFORMATION

Item 24. Financial Statements and Exhibits

(a) Financial Statements

(1) Financial Statements of the subaccounts of Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Registrant). [To Be Filed By Amendment]

 (2) Financial Statements of Pruco Life Insurance Company of New Jersey (Depositor) consisting of the Statements of Financial Position. [To Be Filed By Amendment]

(b) Exhibits:

(1) Resolution of the Board of Directors of Pruco Life Insurance Company of New Jersey establishing the Pruco Life of New Jersey Flexible Premium Variable Annuity Account (Note 2)

(2) Agreements for custody of securities and similar investments--Not Applicable.

(3) (a) Distribution and Underwriting Agreement by and among Pruco Life Insurance Company of New Jersey (Depositor) and Prudential Annuities Distributors, Inc. "PAD" (Underwriter). (Note 3)

(b) (1) Form of Affiliated Insurer Amendment to Selling Agreement (Note 6)

(b) (2) List of Broker Dealers selling under original Selling Agreement (Note 8).

(b) (3) List of Broker Dealers that executed Amendment to Selling Agreement (Note 8).

(4)(a)Form of contract P-O/IND (5/11)NY (Note 9)

(4)(b) Form of Rider for HDI v2.1 (to be filed by amendment).

(4)(c) Form of Schedule page (to be filed by amendment).

 (4) (d) Form of Individual Retirement Annuity Endorsement P-END-IRA NY (02/10) (Note 6)

(4) (e) Form of Roth Individual Retirement Annuity Endorsement P-END-ROTH NY (02/10) (Note 6)

(4) (f) Form of Beneficiary Individual Retirement Annuity Endorsement P-END-IRABEN NY (02/10) (Note 6)

(4) (g) Form of Beneficiary Roth Individual Retirement Annuity Endorsement P-END-ROTHBEN NY (02/10) (Note 6)

 (5) (a) Application form for the Contract.  (To be filed by amendment)

 (6) (a) Articles of Incorporation of Pruco Life Insurance Company of New Jersey, as amended. (Note 4)

      (b) By-laws of Pruco Life Insurance Company of New Jersey. (Note 5)

(7) Copy of reinsurance contract in connection with Variable Annuity Contracts - Not applicable

(8) Other material contracts performed in whole or in part after the date the registration statement is filed:

     (a) Copy of AST Fund Participation Agreement. (Note 6)

     (b) Shareholder Information Agreement (Sample Rule 22c-2). (Note 7)

(9) Opinion of Counsel. (To be filed by amendment)

(10) Written Consent of Independent Registered Public Accounting Firm. (To be filed by amendment)

(11) All financial statements omitted from Item 23, Financial Statements--Not Applicable.

(12) Agreements in consideration for providing initial capital between or among Registrant, Depositor, Underwriter, or initial Contract owners--Not Applicable.

(13) Powers of Attorney - James J. Avery, Jr., Thomas J. Diemer, Robert M. Falzon, Bernard J. Jacob and Robert F. O'Donnell (Note 1)

 (Note 1) Filed Herewith.

(Note 2) Incorporated by reference to Form N-4, Registration No. 333-18117, filed December 18, 1996 on behalf of the Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 3) Incorporated by reference to Post-Effective Amendment No. 9, Form N-4, Registration No. 333-131035, filed December 18, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 4) Incorporated by reference to Form S-6, Registration No. 002-89780, filed April 28,1997 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 5) Incorporated by reference to Form S-6, Registration No. 333-85117 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

(Note 6) Incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 333-162678, filed February 3, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 7) Incorporated by reference to Post-Effective Amendment No. 3, Form N-4, Registration No. 333-131035, filed April 19, 2007 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

 (Note 8) Incorporated by reference to Post-Effective Amendment No. 1, Form N-4, Registration No. 333-162678, filed April 16, 2010 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

(Note 9) Incorporated by reference to Pre-Effective Amendment No.1, Registration No. 333-170468 filed April 1, 2011 on behalf of Pruco Life of New Jersey Flexible Premium Variable Annuity Account.

Item 25. Directors and Officers of the Depositor (engaged directly or indirectly in Registrant’s variable annuity business):

Name and Principal Business Address     Position and Offices with Depositor
-----------------------------------     -----------------------------------
James J. Avery, Jr.                                          Director
213 Washington Street
Newark, New Jersey 07102-2992

Thomas J. Diemer                                           Vice President, Director,
213 Washington Street                                  Chief Accounting Officer, and
Newark, New Jersey J 07102-2992                 Chief Financial Officer

Joseph D. Emanuel                                         Vice President, Chief Legal Officer,
One Corporate Drive                                     and Secretary
Shelton, Connecticut 06484-6208

Robert M. Falzon                                            Director and Treasurer
213 Washington Street
Newark, New Jersey J 07102-2992

Yanela C. Frias                                                 Director
213 Washington Street
Newark, New Jersey J 07102-2917

Sarah J. Hamid                                                Senior Vice President, Chief Actuary,
213 Washington Street                                 and Appointed Actuary
Newark, New Jersey 07102-2992

Bernard J. Jacob                                            Director
213 Washington Street
Newark, New Jersey 07102-2992

James M. O'Connor                                     Senior Vice President and Actuary
200 Wood Avenue South
Iselin, New Jersey 08830-2706

Robert F. O'Donnell                                    Director, Chief Executive Officer,
One Corporate Drive                                 and President
Shelton, Connecticut 06484-6208

Kent D. Sluyter                                          Senior Vice President
213 Washington Street
Newark, New Jersey 07102-2992

Item 26. Persons Controlled by or under Common Control with the Depositor or Registrant

The Registrant separate account may be deemed to be under common control (or where indicated, identical to) the following registered separate accounts that are sponsored either by the depositor or an insurer that is an affiliate of the depositor: The Prudential Discovery Premier Group Variable Contract Account, The Prudential Variable Appreciable Account, The Prudential Individual Variable Contract Account, The Prudential Variable Contract Account GI-2, The Prudential Qualified Individual Variable Contract Account, The Prudential Variable Contract Account-24, The Prudential Discovery Select Group Variable Annuity Contract Account (separate accounts of Prudential); the Pruco Life PRUvider Variable Appreciable Account; the Pruco Life Variable Universal Account, the Pruco Life Variable Insurance Account, the Pruco Life Variable Appreciable Account, the Pruco Life Single Premium Variable Life Account, the Pruco Life Single Premium Variable Annuity Account; the Pruco Life of New Jersey Variable Insurance Account, the Pruco Life of New Jersey Variable Appreciable Account, the Pruco Life of New Jersey Single Premium Variable Life Account, and the Pruco Life of New Jersey Single Premium Variable Annuity Account. Pruco Life, a life insurance company organized under the laws of Arizona, is a direct wholly-owned subsidiary of The Prudential Insurance Company of America and an indirect wholly-owned subsidiary of Prudential Financial, Inc. Pruco Life of New Jersey, a life insurance company organized under the laws of New Jersey, is a direct wholly-owned subsidiary of Pruco Life, and an indirect wholly-owned subsidiary of Prudential Financial, Inc.

The subsidiaries of Prudential Financial Inc. ("PFI") are listed in the Exhibits to the Annual Report on Form 10-K of PFI (Registration No. 001-16707), filed on February 24, 2012, the text of which is hereby incorporated by reference. In addition to those subsidiaries, Prudential holds all of the voting securities of Prudential's Gibraltar Fund, Inc., a Maryland corporation, in three of its separate accounts. Prudential's Gibraltar Fund, Inc. is registered as an open-end, diversified, management investment company under the Investment Company Act of 1940 (the "Act"). The separate accounts listed above are registered as unit investment trusts under the Act. Registrant may also be deemed to be under common control with The Prudential Variable Contract Account-2, The Prudential Variable Contract Account-10, and The Prudential Variable Account Contract Account-11, (separate accounts of The Prudential Insurance Company of America which are registered as open-end, diversified management investment companies).

Item 27. Number of Contract Owners

As of this date, the Registrant has not commenced sales of the contracts under this Registration Statement.  Therefore, there are no contract owners of contracts offered by the Registrant under this Registration Statement.

Item 28. Indemnification

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of Pruco Life Insurance Company of New Jersey ("PLNJ"), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of PLNJ's By-law, Article V, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1A(6)(c) to Form S-6 filed August 13, 1999 on behalf of the Pruco Life of New Jersey Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters

(a) Prudential Annuities Distributors, Inc. (PAD)

PAD serves as principal underwriter for variable annuities issued by each of Pruco Life Insurance Company, Pruco Life Insurance Company of New Jersey, and Prudential Annuities Life Assurance Corporation. Each of those insurers is part of Prudential Annuities, a business unit of Prudential Financial, that primarily issues individual variable annuity contracts. The separate accounts of those insurance companies, through which the bulk of the variable annuities are issued, are the Pruco Life Flexible Premium Variable Annuity Account, the Pruco Life of New Jersey Flexible Premium Variable Annuity Account, and Prudential Annuities Life Assurance Corporation Variable Account B.

(b) Information concerning the directors and officers of PAD is set forth below:

                                                        POSITIONS AND OFFICES
NAME                                            WITH UNDERWRITER
------------------------------                  ------------------------
 Timothy S. Cronin                            Senior Vice President
 One Corporate Drive
 Shelton, Connecticut
 06484-6208

 Thomas J. Diemer                               Senior Vice President
 213 Washington Street                     and Director
 Newark, New Jersey 07102-2992

 Robert Falzon                                     Treasurer
 751 Broad Street
 Newark, New Jersey 07102-3714

 Bruce Ferris                             Executive Vice
 One Corporate Drive             President and Director
 Shelton, Connecticut
 06484-6208

 George M. Gannon                President, Chief
 2101 Welsh Road                 Executive Officer,
 Dresher, Pennsylvania           Chief Operations
 19025-5001                             Officer and Director

 Jacob M. Herschler              Senior Vice President
 One Corporate Drive             and Director
 Shelton, Connecticut
 06484-6208

 Patricia L. Kelley              Senior Vice President,
 One Corporate Drive             Chief Compliance
 Shelton, Connecticut            Officer and Director
 06484-6208

 Steven P. Marenakos             Senior Vice President
 One Corporate Drive             and Director
 Shelton, Connecticut
 06484-6208

 Yvonne Rocco                    Senior Vice President
 213 Washington Street
 Newark, New Jersey 07102-2992

 Steven Weinreb                  Chief Financial Officer
 213 Washington Street           and Controller
 Newark, New Jersey 07102-2917

 William D. Wilcox               Vice President,
 One Corporate Drive             Secretary and Chief
 Shelton, Connecticut            Legal Officer
 06484-6208

(c) Commissions received by PAD during 2011 with respect to all individual annuities issued by Pruco Life of New Jersey.

                                         Net Underwriting
                                          Discounts and   Compensation on  Brokerage
Name of Principal Underwriter              Commissions      Redemption    Commissions Compensation
---------------------------------------- ---------------- --------------- ----------- ------------
Prudential Annuities Distributors, Inc*    $97,819,083         $-0-          $-0-         $-0-

* PAD did not retain any of these commissions.

Item 30. Location of Accounts and Records

All accounts, books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder are maintained by the Registrant through The Prudential Insurance Company of America, at its offices in Shelton, Connecticut and Fort Washington, Pennsylvania.

Item 31. Management Services

Summary of any contract not discussed in Part A or Part B of the registration statement under which management-related services are provided to the Registrant--Not Applicable.

Item 32. Undertakings

(a) Registrant undertakes to file a post-effective amendment to this Registrant Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

(b) Registrant undertakes to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a statement of additional information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a statement of additional information.

(c) Registrant undertakes to deliver any statement of additional information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d) Restrictions on withdrawal under Section 403(b) Contracts are imposed in reliance upon, and in compliance with, a no-action letter issued by the Chief of the Office of Insurance Products and Legal Compliance of the U.S. Securities and Exchange Commission to the American Council of Life Insurance on November 28, 1988.

(e) Pruco Life Insurance Company of New Jersey hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Pruco Life Insurance Company of New Jersey.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Newark and State of New Jersey on this 9th day of November, 2012.

PRUCO LIFE OF NEW JERSEY FLEXIBLE PREMIUM VARIABLE ANNUITY ACCOUNT

REGISTRANT

BY: PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

DEPOSITOR

/s/ Robert F. O'Donnell -------------------------------- Robert F. O'Donnell President and Chief Executive Officer

PRUCO LIFE INSURANCE COMPANY OF NEW JERSEY

DEPOSITOR

By: /s/ Robert F. O'Donnell -------------------------------- Robert F. O'Donnell President and Chief Executive Officer

SIGNATURES

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

SIGNATURE                                   TITLE                                                                DATE
---------                                          -----                                                                                 ----
 Robert F. O'Donnell*              Director, President and
 ------------------------                   Chief Executive Officer                                November 9, 2012
 Robert F. O'Donnell

 Thomas J. Diemer*                 Chief Financial Officer, Chief
 ------------------------                  Accounting Officer, Vice                              November 9, 2012
 Thomas J. Diemer                  President and Director

 James J. Avery, Jr.*
 ------------------------                   Director                                                            November 9, 2012
 James J. Avery, Jr.

 Robert M. Falzon*
 ------------------------                   Director                                                           November 9, 2012
 Robert M. Falzon

 ------------------------                    Director                                                         November 9, 2012
 Yanela C. Frias

 Bernard J. Jacob*
 ------------------------                    Director                                                        November 9, 2012
 Bernard J. Jacob

 By:  /s/Lynn K. Stone
      -------------------------
      Lynn K. Stone

* Executed by Lynn K. Stone on behalf of those indicated pursuant to Power of Attorney.

EXHIBITS

(13)  Powers of Attorney -  James J. Avery, Jr., Thomas J. Diemer, Robert M. Falzon, Bernard J. Jacob and Robert F. O'Donnell